EXHIBIT 99.1







                                YAMANA GOLD INC.


                         INITIAL ANNUAL INFORMATION FORM


                   FOR THE FISCAL YEAR ENDED FEBRUARY 28, 2003











                                 OCTOBER 7, 2003







                           150 York Street, Suite 1902
                            Toronto, Ontario M5H 3S5

                                YAMANA GOLD INC.
                     INITIAL ANNUAL INFORMATION FORM FOR THE
                       FISCAL YEAR ENDED FEBRUARY 28, 2003

                                TABLE OF CONTENTS



ITEM   DESCRIPTION                                                                      PAGE NO.
----   -----------                                                                      --------

 1.    CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS................................1
       CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION.................................1
       FINANCIAL INFORMATION...............................................................1

 2.    CORPORATE STRUCTURE.................................................................1

 3.    GENERAL DEVELOPMENT OF THE BUSINESS OF THE COMPANY..................................2
          THREE YEAR HISTORY...............................................................2
          ACQUISITIONS AND DISPOSITIONS....................................................3
          TRENDS...........................................................................4
          RISKS OF THE BUSINESS............................................................4

 4.    NARRATIVE DESCRIPTION OF THE BUSINESS..............................................10
          PRINCIPAL PRODUCTS..............................................................10
          COMPETITIVE CONDITIONS..........................................................10
          OPERATIONS......................................................................11
          MINERAL PROJECTS................................................................13

 5.    SELECTED UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION OF YAMANA..........57
       SELECTED FINANCIAL INFORMATION OF..................................................58
       THE FAZENDA BRASILEIRO MINING DIVISION OF CVRD.....................................58
       SELECTED CONSOLIDATED FINANCIAL INFORMATION OF YAMANA..............................59
          QUARTERLY INFORMATION...........................................................59
          DIVIDENDS.......................................................................60

 6.    MANAGEMENT'S DISCUSSION AND ANALYSIS...............................................60
          OVERVIEW........................................................................60
          RESULTS OF OPERATIONS...........................................................61
          LIQUIDITY AND CAPITAL RESOURCES.................................................62
          OUTLOOK.........................................................................63

 7.    MARKET FOR SECURITIES..............................................................64

 8.    DIRECTORS AND OFFICERS.............................................................64
          CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES....................................66
          CONFLICTS OF INTEREST...........................................................66

 9.    ADDITIONAL INFORMATION.............................................................66
          GLOSSARY OF MINING
          TERMS...........................................................................i


              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS


     Except for statements of historical fact relating to Yamana Gold Inc., certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "plan," "expect," "project," "intend," "believe," "anticipate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors described in this document under the heading "Risks to the Business". The Company undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.


               CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

     This initial annual information form contains references to both US dollars and Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in United States dollars and Canadian dollars are referred to as "Canadian dollars" or "Cdn$".

     The closing, high, low and average exchange rates for the US dollar in terms of Canadian dollars for each of the three years ended February 28, 2003, as reported by the Bank of Canada, were as follows.

                                             Year Ended February 28,
                                             -----------------------
                                          2003         2002        2001
                                          ----         ----        ----
        Closing                          $1.60        $1.54        $1.45
        High                              1.62         1.56         1.53
        Low                               1.51         1.44         1.43
        Average(1)                        1.56         1.56         1.49
        --------------------
        Note:
        (1)  Calculated as an average of the daily noon rates for each period.


     On October 3, 2003, the Bank of Canada noon rate of exchange was US$1.00 = Cdn.$1.3418 or Cdn.$1.00 = US$0.7453.


                              FINANCIAL INFORMATION

     Financial information in this initial annual information form is presented in accordance with Canadian generally accepted accounting principles. Reference is made to the financial statements included in the prospectus of Yamana dated September 29, 2003, which are incorporated herein by reference.

                                     ITEM 2
                               CORPORATE STRUCTURE

     Yamana Gold Inc. (the "Company" or "Yamana") was continued under the Canada Business Corporations Act by Articles of Continuance dated February 7, 1995. On August 15, 1995, pursuant to Articles of Amendment, the directors were authorized to determine the maximum number of directors, within the minimum and maximum numbers authorized in the Company's articles, and to appoint one or more directors to hold office for a term expiring not later than the close of the next annual meeting of shareholders, the total number of directors so appointed not to exceed one-third of the number of directors elected at the previous annual meeting of shareholders. On February 7, 2001, pursuant to Articles of Amendment, the Company created, and authorized the issuance of a maximum of 8,000,000, first preference shares, Series 1. On July 30, 2003, pursuant to Articles of Amendment, the name of the Company was changed from Yamana Resources Inc. to Yamana Gold Inc. On August 12, 2003, the authorized capital of the Company was altered by consolidating all of the then issued and outstanding common shares of the Company on the basis of one new Common Share for 27.86 existing common shares. All references to Common Shares in this annual information form are to post-consolidation shares, unless otherwise noted.

     The Company's head office is located at 150 York Street, Suite 1902, Toronto, Ontario M5H 3S5 and its registered office is located at 2100 Scotia Plaza, 40 King Street West, Toronto, Ontario M5H 3C2.

     The following chart illustrates the Company's principal subsidiaries (the "Subsidiaries"), together with the jurisdiction of incorporation of each company and the percentage of voting securities beneficially owned or over which control or direction is exercised by the Company. As used in this annual information form, except as otherwise required by the context, reference to the "Company" or "Yamana" means Yamana Gold Inc. and the Subsidiaries.


INSERT CHART

                                     ITEM 3
               GENERAL DEVELOPMENT OF THE BUSINESS OF THE COMPANY

Three Year History

     During the financial year ended February 28, 2001, Yamana entered into an option agreement with Newmont Overseas Exploration Limited ("Newmont Overseas"), a subsidiary of Newmont Mining Company, whereby Newmont Overseas, as operator, would conduct gold exploration programs in the Republic of Paraguay upon Yamana's existing land holdings and upon new land applications. In April 2001, after completing a diamond drilling program in the Guazucua and Sapucai areas, Newmont Overseas withdrew from exploration in Paraguay and terminated its option agreement with Yamana. Yamana wrote off the carrying value of its Paraguay properties in February 2001.

     Between April 1999 and April 2002, Yamana's activities were focused almost exclusively on developing and producing high-grade silver ore from the Company's Martha Mine ("Mina Martha"), located in the western part of the province of Santa Cruz, Argentina. In December 1999, Yamana secured a two-year US$4 million loan facility (later increased to $4.5 million) from Northgate Exploration (BVI) Limited ("Northgate") to develop the mine. As a result of unforeseen delays
(caused  by  two  back-to-back  unusually  bad  winters,   inappropriate  mining
techniques, lower than anticipated grade, and continually falling silver prices), Yamana sold the operation and other silver-dominant properties in western Santa Cruz Province on April 2, 2002, to Coeur d'Alene Mines Corporation in exchange for repayment of the balance of the original production financing. Yamana retains no interest in these properties.

     The sale of the western Santa Cruz silver properties has allowed Yamana to refocus on its gold-dominant properties in the eastern part of Santa Cruz Province and to seek new exploration opportunities elsewhere in the world.

     In April 2002, Yamana entered into an agreement (the "Santa Cruz Joint Venture") with Compania de Minas Buenaventura S.A.A. ("Buenaventura"), a Peruvian mining company, to fund a two-phase exploration program of the eastern region gold properties. Subsequently, Mauricio Hochschild & Compania S.A.C. ("Hochschild"), another Peruvian mining company, agreed to join the Santa Cruz Joint Venture. Collectively, these two companies will earn a 66 2/3% interest in Yamana's Argentine subsidiary, Recursos Yamana S.A. ("RYSA") by: (i) purchasing 1,500,000 Common Shares for $150,000 (which was completed in May 2002) and (ii) spending $5.85 million in exploration within a six year period. As at July 31, 2003, Buenaventura/Hochschild had funded $1.2 million.

     In early 2002, Yamana began compiling information regarding mineral opportunities in Brazil. More than half of Brazil is underlain by Precambrian rocks similar to the large craton or shield areas of Canada, Australia and South Africa. These cratons contain much of the world's gold, silver, iron, manganese, copper, nickel, cobalt and chromium resources. Although Brazil is an important mineral producer and contains important deposits of these commodities, Yamana believes Brazil remains poorly explored relative to these other countries. In particular, Yamana believes that Brazil has many promising under-explored gold occurrences associated with Precambrian greenstone belts. Globally, Precambrian greenstone belts account for 60% or more of the world's gold production. Gold exploration in Brazil appears to be roughly at the stage of Canadian exploration in the late-1950s or early-1960s.

     In October 2002, Yamana began an evaluation of its operations in view of the improvement of gold prices in early 2002. Yamana's investigation of opportunities in South America resulted in the acquisition of the 1,000-square-kilometre area of Cumaru, Brazil's largest garimpeiro reserve, in the Carajas Region of Para State, Brazil. This acquisition led to an equity financing of Cdn.$1,230,956, which closed on February 28, 2003.

     As part of its developing emphasis on Brazil, in early 2003, Yamana began discussions with Santa Elina, a Brazilian mineral company. From April to July 2003, Yamana and Santa Elina negotiated the terms of the acquisition of the Santa Elina Properties and the Chapada Properties from Santa Elina and the acquisition of the Fazenda Brasileiro Mine from CVRD. The Santa Elina Properties include three advanced pre-production gold projects as well as some exploration projects, claims and concessions in Brazil. The three pre-production projects, all in advanced stages of permitting and licensing, are Sao Francisco, Sao Vicente and Fazenda Nova/Lavrinha. Fazenda Nova/Lavrinha is located in the Goias Mineral District in central Goias State, while Sao Vicente and Sao Francisco are located approximately 50 kilometres apart along the Santa Elina Gold Belt in west central Mato Grosso State near the Bolivian border. The Chapada Properties are composed of the Chapada copper-gold project and other exploration lands in northern Goias State, Brazil.

     On July 31, 2003, the Company closed a private placement of 46,250,000 subscription receipts of the Company (the "Subscription Receipts") for gross proceeds of $55.5 million. On October 7, 2003, each Subscription Receipt was deemed to have been exchanged for one common share of the Company and one-half of one common share purchase warrant upon the exchange of the Subscription Receipts. Each whole warrant is exercisable into one common share of the Company at a price of $1.50 prior to 5:00 p.m. (Toronto time) on July 31,2008.

     Also on July 31, 2003, pursuant to an amended and restated master agreement (the "Master Agreement") dated July 31, 2003 between Santa Elina and Yamana, the Company's board of directors was increased from six to seven members and was reconstituted. The board of directors is currently comprised of Peter Marrone, Antenor Silva, Jr., Juvenal Mesquita, James Askew, Victor Bradley, Patrick Mars and Lance Tigert. Peter Marrone was appointed President and Chief Executive Officer of the Company.

Acquisitions and Dispositions

Santa Elina Properties, Chapada Properties and Fazenda Brasileiro Mine

     On August 12, 2003, Yamana acquired (i) a 100% interest in Mineracao Bacilandia Ltda., the holders of the Fazenda Nova/Lavrinha properties; (ii) a 100% economic interest in Santa Elina Desenvolvimento Mineral S.A., the holder of the Sao Francisco and Sao Vicente properties; pursuant to an amended and restated agreement (the "Share Purchase Agreement") entered into with Santa Elina dated June 23, 2003. In order to comply with legal restrictions applicable to border areas, 74.5% of the common shares of Santa Elina Desenvolvimento Mineral S.A. are held by Yamana Desenvolvimento Mineral S.A. MSP Participacoes Ltda. ("MSP") holds 25.5% of the common shares of Santa Elina Desenvolvimento Mineral S.A in trust for Yamana Desenvolvimento Mineral S.A. and a shareholders' agreement was entered into between Yamana and MSP, providing that, among other things, MSP will hold such shares for the benefit of Yamana and that Yamana controls the voting and disposition of such shares. Pursuant to the Share
Purchase Agreement, Yamana issued 14,677,380 Common Shares and 7,338,690 Warrants to Santa Elina.

     On August 12, 2003, Yamana, through a wholly-owned subsidiary, acquired all of the shares of Mineracao Maraca Industria e Comercio S.A. ("Mineracao Maraca"), an affiliate of Santa Elina and the holder of the Chapada Properties, and any intercompany loans owing by Mineracao Maraca to Santa Elina, pursuant to an amended and restated option agreement (the "Chapada Agreement") entered into with Mineracao Maraca dated as of June 23, 2003. Pursuant to the Chapada Agreement, the aggregate consideration paid by Yamana was $24,250,000, payable by the issuance of 20,208,333 Common Shares and 10,104,166 Warrants.

     On August 12, 2003, Yamana acquired all of the shares of Mineracao Fazenda Brasileiro S.A. ("Mineracao Brasileiro"), an affiliate of Santa Elina. On August 15, 2003, pursuant to an agreement (the "Fazenda Brasileiro Acquisition Agreement") entered into among Santa Elina, Mineracao Brasileiro and CVRD dated June 17, 2003, Mineracao Brasileiro acquired the Fazenda Brasileiro Mine for US$20,900,000 in cash. The range of environmental liabilities and closure costs assumed by Mineracao Brasileiro is $5.6 to $6.6 million as at 2007 assuming closure of the mine at that time and the mine life not being further extended. The net present value of the high point of the range would be $5.3 million. Yamana has agreed to pay Canaccord Capital Corporation ("Canaccord") a Fiscal Advisory Fee of Cdn. $450,000 in connection with the Fazenda Brasileiro Acquisition pursuant to a fiscal advisory agreement dated July 25, 2003 between Yamana and Canaccord. Yamana has also agreed to pay Canaccord Cdn. $125,000 for other services under the Fiscal Advisory Agreement including sponsorship of the Company on the TSX.

     Upon completion of the acquisitions, Santa Elina held 83.4% of the issued and outstanding Common Shares before giving effect to the exchange of the Subscription Receipts and 38.8% of the issued and outstanding Common Shares after giving effect to the exchange of the Subscription Receipts.

     The acquisition of the Santa Elina Properties, the Chapada Properties and the Fazenda Brasileiro Mine are referred to collectively as the "Acquisitions".

     Yamana has agreed to reimburse Santa Elina for certain audit, legal and mining consultant fees and expenses incurred by Santa Elina on behalf of Yamana in connection with the Acquisitions and the Offering in the amount of approximately $435,000.

Other Acquisitions and Dispositions

     In April 2002, Yamana closed a three-way agreement (the "Coeur-Northgate Agreement") with Coeur and Northgate in which Coeur acquired Compania Minera Polimet S.A. ("Polimet"), a former Argentine subsidiary of Yamana and all its assets located in Santa Cruz Province, Argentina, in exchange for satisfying in full Yamana's loan obligation to Northgate under a two year $4,000,000 loan facility (later increased to $4,500,000). Under the Coeur-Northgate Agreement, Coeur agreed to transfer from Polimet back to Yamana's Argentine subsidiary, RYSA, all Santa Cruz properties and assets in the gold-dominant eastern part of the province while Polimet retains ownership of only the silver-dominant properties and assets in the western part of the province. Also in April 2002, Yamana also closed a private placement with Coeur for total proceeds of $255,000. Coeur also received the right to nominate one director to Yamana's board of directors.

     In January 2003, Yamana acquired from the Cumaru Garimpeiro Cooperativa a 100% interest in the 970-square kilometre Cumaru Garimpeiro Reserve and the adjoining 17-square kilometre Gradaus mining property located in Brazil. Gradaus consists of partially developed private ground with an active mining license and a modern operations camp. Pursuant to the land agreement, Yamana is required to make property payments of approximately US$1,600,000 over the next five years with the final payment due on February 28, 2008.

Trends

     The market price of gold fell from above $350.00 per ounce for most of the 1990s to below $300.00 per ounce in 1997. However, it has found a recent support level at $350.00 per ounce after reaching $382.00 per ounce in February 2003.

     The Chapada Properties include copper resources. Copper has traded in a range of $0.60 to $1.60 per pound and averaged over $1.00 per pound during the 1980s and 1990s. Copper has traded in the lower portion of this cycle since 1997. The London Metal Exchange copper price averaged $0.71 per pound in 2002. Copper is a key material used in the building construction, electrical energy, transportation, telecommunications and industrial machinery businesses.

Risks of the Business

     The operations of the Company are speculative due to the high-risk nature of its business which is the acquisition, financing, exploration, development and operation of mining properties. These risk factors could materially affect the Company's future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

Exploration, Development and Operating Risks

     Although  Yamana's   activities  are  primarily   directed  towards  mining
operations and the development of mineral deposits, its activities also include the exploration for and development of mineral deposits.

     Mining operations generally involve a high degree of risk. Yamana's operations are subject to all the hazards and risks normally encountered in the exploration, development and production of gold, silver and copper, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Although adequate precautions to minimize risk will be taken, milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability.

     The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by Yamana or any of its joint venture partners will result in a profitable commercial mining operation.
Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices that are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Yamana not receiving an adequate return on invested capital.

     There is no certainty that the expenditures made by Yamana towards the search and evaluation of mineral deposits will result in discoveries of commercial quantities of ore.

Insurance and Uninsured Risks

     Yamana's business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Company's properties or the properties of others, delays in mining, monetary losses and possible legal liability.

     Although Yamana maintains insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance will not cover all the potential risks associated with a mining company's operations. Yamana may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to Yamana or to other companies in the mining industry on acceptable terms. Yamana might also become subject to liability for pollution or other hazards that may not be insured against or that Yamana may elect not to insure against because of premium costs or other reasons. Losses from these events may cause Yamana to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Environmental Risks and Hazards

     All phases of the Company's operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that existing or future environmental regulation will not materially adversely affect the Company's business, financial condition and results of operations. Environmental hazards may exist on the properties on which the Company holds interests that are unknown to the Company at present and that have been caused by previous or existing owners or operators of the properties.

     Government approvals and permits are currently, or may in the future be, required in connection with the Company's operations. To the extent such approvals are required and not obtained, the Company may be curtailed or prohibited from proceeding with planned exploration or development of mineral properties.

     Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations, including the Company, may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

     Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in exploration expenses, capital expenditures or production costs, reduction in levels of production at producing properties, or abandonment or delays in development of new mining properties.

Infrastructure

     Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company's operations, financial condition and results of operations.

Uncertainty in the Estimation of Mineral Reserves and Mineral Resources

     The figures for Mineral Reserves and Mineral Resources contained in this annual information form are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that Mineral Reserves could be mined or processed profitably. There are numerous uncertainties inherent in estimating Mineral Reserves and Mineral Resources, including many factors beyond the Company's control. Such estimation is a subjective process, and the accuracy of any reserve or resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Short-term operating factors relating to the Mineral Reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular accounting period. In addition, there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

     Fluctuation in gold prices, results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of such estimate. The volume and grade of reserves mined and processed and recovery rates may not be the same as currently anticipated. Any material reductions in estimates of Mineral Reserves and Mineral Resources, or of the Company's ability to extract these Mineral Reserves, could have a material adverse effect on the Company's results of operations and financial condition.

Need for Additional Reserves

     Because mines have limited lives based on proven and probable reserves, the Company must continually replace and expand its reserves as its mines produce gold. The life-of-mine estimates included in this annual information form may not be correct. The Company's ability to maintain or increase its annual production of gold will be dependent in significant part on its ability to bring new mines into production and to expand reserves at existing mines.

Land Title

     The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral concessions may be disputed. Although the Company believes it has taken reasonable measures to ensure proper title to its properties, there is no guarantee that title to any of its properties will not be challenged or impaired. Third parties may have valid claims underlying portions of the Company's interests, including prior unregistered liens, agreements, transfers or claims, including native land claims, and title may be affected by, among other things, undetected defects. In addition, the Company may be unable to operate its properties as permitted or to enforce its rights with respect to its properties.

Competition

     The mining industry is intensely competitive in all of its phases and the Company competes with many companies possessing greater financial and technical resources than itself. Competition in the precious metals mining industry is primarily for mineral rich properties that can be developed and produced economically; the technical expertise to find, develop, and operate such properties; the labour to operate the properties; and the capital for the purpose of funding such properties. Many competitors not only explore for and mine precious metals, but conduct refining and marketing operations on a global basis. Such competition may result in the Company being unable to acquire desired properties, to recruit or retain qualified employees or to acquire the capital necessary to fund its operations and develop its properties. Existing or future competition in the mining industry could materially adversely affect the Company's prospects for mineral exploration and success in the future.

Additional Capital

     The exploration and development of the Company's properties, including continuing exploration and development projects, and the construction of mining facilities and commencement of mining operations, will require substantial additional financing. Failure to obtain sufficient financing will result in a delay or indefinite postponement of exploration, development or production on any or all of the Company's properties or even a loss of a property interest. The only source of funds now available to the Company is through the sale of equity capital, properties, royalty interests or the entering into of joint ventures. Additional financing may not be available when needed or if available, the terms of such financing might not be favourable to the Company and might involve substantial dilution to existing shareholders. Failure to raise capital when needed would have a material adverse effect on the Company's business, financial condition and results of operations.

Commodity Prices

     The profitability of the Company's operations will be dependent upon the market price of mineral commodities. Mineral prices fluctuate widely and are affected by numerous factors beyond the control of the Company. The level of interest rates, the rate of inflation, the world supply of mineral commodities and the stability of exchange rates can all cause significant fluctuations in prices. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and political developments. The price of mineral commodities has fluctuated widely in recent years, and future price declines could cause commercial production to be impracticable, thereby having a material adverse effect on the Company's business, financial condition and results of operations.

     Furthermore, reserve calculations and life-of-mine plans using significantly lower gold prices could result in material write-downs of the Company's investment in mining properties and increased amortization, reclamation and closure charges.

     In addition to adversely affecting the Company's reserve estimates and its financial condition, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Governmental Regulation of the Mining Industry

     The mineral exploration activities of the Company are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances and other matters. Mining and exploration activities are also subject to various laws and regulations relating to the protection of the environment. Although the Company believes that its exploration activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner that could limit or curtail production or development of the Company's properties. Amendments to current laws and regulations governing the operations and activities of the Company or more stringent implementation thereof could have a material adverse effect on the Company's business, financial condition and results of operations.

Foreign Operations

     The Company's operations are currently conducted in Brazil and Argentina and, as such, the Company's operations are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to, terrorism; hostage taking; military repression; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licences, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

     Changes, if any, in mining or investment policies or shifts in political attitude in Brazil or Argentina may adversely affect the Company's operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

     Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

     The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Company's operations or profitability.

Labour and Employment Matters

     While the Company has good relations with both its unionized and non-unionized employees, production at its mining operations is dependant upon the efforts of the Company's employees. In addition, relations between the Company and its employees may be affected by changes in the scheme of labour relations that may be introduced by the relevant governmental authorities in whose jurisdictions the Company carries on business. Changes in such legislation or in the relationship between the Company and its employees may have a material adverse effect on the Company's business, results of operations and financial condition.

Foreign Subsidiaries

     The Company is a holding company that conducts operations through foreign (Brazilian and Argentinean) subsidiaries, joint ventures and divisions, and substantially all of its assets are held in such entities. Accordingly, any limitation on the transfer of cash or other assets between the parent corporation and such entities, or among such entities, could restrict the Company's ability to fund its operations efficiently. Any such limitations, or the perception that such limitations may exist now or in the future, could have an adverse impact on the Company's valuation and stock price.

Risks Relating to Santa Cruz Joint Venture

     The Company has entered into an agreement with Buenaventura and Hochschild (the "Santa Cruz Joint Venture Partners") to create the Santa Cruz Joint Venture and to fund an aggregate of $5.85 million for exploration over six years. Because the Santa Cruz Joint Venture Partners have the right to withdraw from exploration after completing the program for any committed year, there can be no assurance that the aggregate funds that are expected to be spent will in fact be spent. In addition, the existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on the Company's profitability or the viability of its interests held through joint ventures, which could have a material adverse impact on the Company's future cash flows, earnings, results of operations and financial condition: (i) disagreement with joint venture partners on how to develop and operate mines efficiently; (ii) inability of joint venture partners to meet their obligations to the joint venture or third parties; and (iii) litigation between joint venture partners regarding joint venture matters.

Market Price of Common Shares

     The Common Shares are listed on the TSX. Securities of micro- and small-cap companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally and market perceptions of the attractiveness of particular industries. The Company's share price is also likely to be significantly affected by short-term changes in gold prices or in its financial condition or results of operations as reflected in its quarterly earnings reports. Other factors unrelated to the Company's performance that may have an effect on the price of the Common Shares include the following: the extent of analytical coverage available to investors concerning the Company's business may be limited if investment banks with research capabilities do not continue to follow the Company's securities; the lessening in trading volume and general market interest in the Company's securities may affect an investor's ability to trade significant numbers of Common Shares; the size of the Company's public float may limit the ability of some institutions to invest in the Company's securities; and a substantial decline in the price of the Common Shares that persists for a significant period of time could cause the Company's securities to be delisted from the TSX, further reducing market liquidity.

     As a result of any of these factors, the market price of the Common Shares at any given point in time may not accurately reflect the Company's long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management's attention and resources.

Dividend Policy

     No dividends on the Common Shares have been paid by the Company to date. The Company anticipates that it will retain all future earnings and other cash resources for the future operation and development of its business. The Company does not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends will be at the discretion of the Company's board of directors after taking into account many factors, including the Company's operating results, financial condition and current and anticipated cash needs.

Dilution to Common Shares

     As of October 7, 2003, approximately 46,658,106 Common Shares were issuable on exercise of warrants, options or other rights to purchase Common Shares at prices ranging from Cdn.$1.50 to Cdn.$6.69.

     During the life of the warrants, options and other rights, the holders are given an opportunity to profit from a rise in the market price of the Common Shares with a resulting dilution in the interest of the other shareholders. The Company's ability to obtain additional financing during the period such rights are outstanding may be adversely affected and the existence of the rights may have an adverse effect on the price of the Common Shares. The holders of the warrants, options and other rights may exercise such securities at a time when the Company would, in all likelihood, be able to obtain any needed capital by a new offering of securities on terms more favourable than those provided by the outstanding rights.

     The increase in the number of Common Shares in the market and the possibility of sales of such shares may have a depressive effect on the price of the Common Shares. In addition, as a result of such additional Common Shares, the voting power of the Company's existing shareholders will be substantially diluted.

Future Sales of Common Shares by Existing Shareholders

     Sales of a large number of Common Shares in the public markets, or the potential for such sales, could decrease the trading price of the Common Shares and could impair the Company's ability to raise capital through future sales of Common Shares. Substantially all of the Common Shares not held by affiliates of the Company can be resold without material restriction either in the United States, in Canada or both.

Dependence Upon Key Management Personnel and Executives

     The Company is dependent upon a number of key management personnel, including its President and Chief Executive Officer. The loss of the services of one or more of such key management personnel could have a material adverse effect on the Company. The Company's ability to manage its exploration and development activities, and hence its success, will depend in large part on the efforts of these individuals. The Company faces intense competition for qualified personnel, and there can be no assurance that the Company will be able to attract and retain such personnel. The Company has entered into employment agreements with certain of its key executives.

Possible Conflicts of Interest of Directors and Officers of the Company

     Certain of the directors and officers of the Company also serve as directors and/or officers of other companies involved in natural resource exploration and development and consequently there exists the possibility for such directors and officers to be in a position of conflict. The Company expects that any decision made by any of such directors and officers involving the Company will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and its shareholders, but there can be no assurance in this regard. In addition, each of the directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest with or which are governed by the procedures set forth in the Canada Business Corporations Act and any other applicable law.

History of Losses

     The Company has experienced operating losses since its incorporation on March 17, 1994. These losses, during the last three fiscal years, amounted to $3,674,642 for the year ended February 28, 2001, $11,028,955 for the year ended February 28, 2002 and $3,391,949 for the year ended February 28, 2003. The Company had an accumulated deficit of $52,644,546 as at February 28, 2002; on August 30, 2002, Yamana's shareholders approved the elimination of this deficit by way of a corresponding reduction to capital stock. Total accumulated deficit as at February 28, 2003, after the reduction, was $3,490,589. There can be no assurance that the Company will be able to achieve or sustain profitability in the future.


                                     ITEM 4
                      NARRATIVE DESCRIPTION OF THE BUSINESS

     Yamana is engaged in the acquisition, financing, exploration, development and operation of precious metal mining properties in Brazil and Argentina.

Principal Products

     The Company's principal product is gold, with gold production forming a significant part of revenues. There is a global gold market into which Yamana can sell its gold and, as a result, the Company will not be dependent on a particular purchaser with regard to the sale of the gold that it produces.

Competitive Conditions

     The precious metal mineral exploration and mining business is a competitive business. The Company competes with numerous other companies and individuals in the search for and the acquisition of attractive precious metal mineral properties. The ability of the Company to acquire precious metal mineral properties in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for precious metal development or mineral exploration.

Operations

Employees

     During the financial year ended February 28, 2003, the Company had an average of five employees. As of the date hereof, the Company has approximately 18 employees without considering the employees and contractors engaged at the Fazenda Brasileiro Mine.

Foreign Operations Risks

     The Company currently owns the Fazenda Brasileiro Mine, the Sao Francisco, Sao Vicente, Fazenda Nova/Lavrinha properties, the Chapada Properties and the Cumaru-Gradaus properties in Brazil and the Santa Cruz Joint Venture properties in Argentina. Any changes in regulations or shifts in political attitudes in Brazil or Argentina are beyond the control of the Company and may adversely affect its business. Future development and operations may be affected in varying degrees by such factors as government regulations (or changes thereto) with respect to the restrictions on production, export controls, income taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, land claims of local people and mine safety. The effect of these factors cannot be accurately predicted.

Brazil

     Brazil is the seventh largest economy in the world and South America's largest country in population and area. It is a constitutional democracy with a strong national policy encouraging foreign investment. No special taxes or registration requirements are imposed on foreign-owned companies and foreign investment capital is treated equal to domestic capital.

     Brazil ranks as one of the world's leading jurisdictions for mining investment. The country offers extensive infrastructure, a large pool of skilled technical and professional personnel, and an established legal system. Mineral resources are defined and mining rights guaranteed under Brazil's Federal Constitution, Federal Mining Code and various Executive Laws. The Federal Government collects royalties on mineral production; up to half this royalty is paid to the surface owner. The current Federal royalty for gold properties is 1% net smelter return ("NSR").

Brazilian Mining Laws

     Under the Brazilian Constitution, mineral deposits represent a property interest separate from the surface rights and belong to the Republic of Brazil. The prospecting and mining of mineral resources in Brazil may be carried out by Brazilians or by companies duly incorporated in Brazil, which hold an authorization or grant by the Republic of Brazil.

     In Brazil, mining activity requires the grant of concessions from the Departamento Nacional da Producao Mineral (the "DNPM"), an agency of the Brazilian federal government responsible for controlling and applying the Brazilian Mining Code and requires an agreement with the landowner. These government concessions consist essentially of applications for prospecting permits, exploration licences and mining concessions. The area covered by concessions is up to 10,000 hectares but may be smaller in area depending upon the region where the concession is situated.

     An application for prospecting must be supported by a location map, exploration plan and motivation report and must comply with certain other requirements. Provided the area of interest is not already covered by a pre-existing application or exploration permit and that all requirements are met, the DNPM would normally grant the permit on a priority of application basis. Applications are sequentially numbered and dated on filing with the DNPM. An exploration license entitling the holder to prospect Brazilian mineral properties must be requested in an exploration application addressed to the DNPM which, when registered, guarantees the applicant priority if the prospect applied for is not already covered by a geological reconnaissance permit, exploration license, mining concession or mine manifest in favour of others and if no prior application has been filed for authorization to prospect in the same area. An exploration license from the DNPM specifies the properties included within the area of prospecting and defines the latter by locality, boundaries and surface area.

     An exploration license is valid for three years, can be renewed for a further period under special conditions and may be transferred. Exploration must begin within 60 days of the issuance of the permit and must not be suspended for more than three consecutive months or 120 non-consecutive days. Otherwise, the DNPM has the discretion to terminate the permit. Within the term of an exploration license, the holder of an exploration license must carry out the work necessary to determine the existence and extent of a mineral deposit and to assess its exploitability in economical and technical terms. In addition, its holder must submit to the DNPM a report of exploratory work done. Upon submission of that report, the DNPM has the right to inspect the area to confirm the accuracy of the report and shall approve the report when the existence of an ore deposit has been confirmed. Upon approval of that report, the holder of the license has one year to apply for a mining concession. The holder of an exploration license is allowed to receive a provisional license to sell metals covered by such a license until the granting of a mining concession.

     An application for a mining concession must be addressed to the Brazilian Mining Ministry by the holder of an approved authorization to prospect, supported by information regarding the plan for economic development of the deposit, including a description of the mining plan, the processing plants, proof of the availability of funds or existence of financial arrangements for carrying out the economic development plan and operation of the mine.

     Applications for mining concessions must also include an independently prepared environmental plan that must deal with water treatment, soil erosion, air quality control, revegetation and reforestation (where necessary) and reclamation. Mining concessions will not be granted unless the mining plan, including the environmental plan, is approved by the state authorities. The mining concession, once granted, will contain terms and conditions of the concession which will include terms and conditions relating to environmental matters. Terms relating to environmental matters may include employment conditions for employees working with hazardous materials (such as periodic employee rotation), a code for mine construction (as may be necessary, for example, to avoid contamination of soil and ground water, for proper drainage and to limit erosion), tailings disposal guidelines, procedures and timetables for revegetation and reforestation and the plan for reclamation once mining is completed.

     Site visits by governmental authorities to properties where mining concessions are granted occur on a regular basis (generally, the frequency of visits will depend upon the nature of the work being undertaken and the length of the prior visit) and annual progress or status reports must be submitted by the mining company that holds the mining concession. Those visits or reports may require a mining company to adopt changes to the mining plan based on the recommendations made by governmental authorities. Failure to comply with the recommendations may result in fines, damages, restitution and imprisonment for officers of the mining company. A mining company's annual operating permit may not be renewed if the mining company has not complied with the recommendations.

     The holder of an approved Brazilian mining concession must, among other things, start working within six months after publication of the mining permit. The mining work, once commenced, cannot be interrupted for more than six consecutive months except for proven reasons of force majeure, otherwise the concession may be revoked. The mining company is also required to file with the DNPM annual, detailed statistical reports on the mine's performance. Mining permits are not limited in time and will remain valid until full depletion of the mineral deposit. Mining concessions can be transferred between parties qualified to hold them. The Brazilian Constitution sets forth, however, that a transfer of a mining concession requires authorization from the competent government authority. Once a mining concession is granted, a mining company is required to obtain an operating permit for each mine that is operated. The operating permit is renewed annually subject to compliance with environmental matters. No significant fees or other payments are required to be paid in connection with the issuance of an exploration licence, an application for concession or a mining concession. Surface owners must be compensated for disturbance of their farming and other activities. If compensation cannot be resolved by negotiation between the parties, then any such dispute will be resolved by the courts based upon tradition for the region and type of mining.

     Corporations in Brazil are generally subject to income tax at a rate of 25% plus social contribution tax equal to 9% of accounting income for a theoretical composite tax rate of 34%. These tax rates are subject to change by the Brazilian legislature. Tax holidays exist to encourage development of certain regions of the country. Tax benefits from interest and capital repayment on participating and other intercorporate obligations can result in an effective tax rate of as low as 17%. Foreign corporations may remit all of their Brazilian profits in dividends without incurring withholding tax. A financial transaction tax of 1% and a 3.65% tax levied on any revenues generated by a company are applied on the sale of gold in the Brazilian market (export of gold is tax exempt).

     In accordance with Brazilian foreign investment control law, recipients of foreign investments must, in order to register such investments as foreign capital, present to the Central Bank of Brazil (the "Central Bank") contracts for the sale of the foreign currency remitted to Brazil, bank documentation evidencing the credit and debit of Brazilian currency amounts ("Reals") corresponding to the foreign currency so remitted, certified extracts of all accounting entries related to the remitted funds (up to and including their capitalization), corporate documentation evidencing the capitalizing and proof of domicile abroad of the foreign investor. Upon all such documentation furnished to, and accepted by the Central Bank, the Central Bank will issue certificates with respect to the remittances effected as foreign investment in the form of capital. The registration of investments as foreign capital, as evidenced by the appropriate Central Bank certificates of registration, grants the foreign investor the right to repatriate the registered investments and to remit after-tax earnings attributable to such investments. These earnings may be reinvested in Brazil, either through their capitalization in the entity that produced the earnings or their investment in another Brazilian entity. Such capitalized earnings may then be registered as foreign capital with the Central Bank in foreign currency.

     On the ultimate sale of an investment in Brazil, present Brazilian regulations provide that the foreign investor may remit the proceeds of the sale free of withholding tax up to the amount of the registered foreign capital of the remitter.

Mineral Projects

Fazenda Brasileiro Mine

     The disclosure under the heading "Narrative Description of the Business - Mineral Projects - Fazenda Brasileiro Mine" has been derived from a technical report dated July 4, 2003 entitled "A Technical Review of the Fazenda Brasileiro Gold Mine and Adjacent Exploration Property in Bahia State, Brazil for Santa Elina Mines Corporation" prepared by John R. Sullivan, P.Geo., Senior Associate Geologist, G. Ross MacFarlane, P.Eng., Senior Associate Metallurgical Engineer, and Velasquez Spring, P.Eng., Senior Geologist, of Watts, Griffis and McOuat Limited ("WGM").

Property Description and Location

     The Fazenda Brasileiro property includes a producing gold mine and adjacent exploration properties and is located in east central Brazil close to the Atlantic coast, in the eastern portion of Bahia state, 180 kilometres NNW of the state capital city of Salvador. The property, all of which is within the Rio Itapicura Greenstone Belt ("RIGB"), can be roughly divided into two parts. One part covers the east-west trending Weber Belt, which hosts the mine, operating open pits and areas of immediate exploration potential. The other part covers large portions of the north-south trending portion of the RIGB and several exploration permits southwest of the mining area. The Weber Belt area is comprised of 15 contiguous tenements at various stages of the Brazilian tenure process, totalling 11,939.20 hectares. The remaining area is comprised of 61 blocks, many of which are contiguous and all at various stages of the tenure process, totalling 58,297.76 hectares in area.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

     The Fazenda Brasileiro site is accessed from Salvador via 180 kilometres of paved road, including two-lane and four-lane highways and secondary paved highways to the village of Teofilandia, which is 15 kilometres, by road southeast of the mine. This final 15 kilometres is unpaved but of good quality. There are numerous direct flights daily from Salvador to Sao Paulo and other major Brazilian cities from which connections are available to a variety of international destinations. Various secondary and tertiary roads, some of poor quality, lead from the mine area to portions of the exploration properties although the routes are circuitous.

     The climate is semi-arid and seasonal variations are minimal but rain is more prevalent between November and January. Average annual rainfall, measured on the site, is around 500 millimetres. Average annual temperature is approximately 24(degree) Celsius with virtually no month-to-month variation.

     The town of Teofilandia serves as the main community for workers at the mine and there is a much smaller village between it and the mine. The local population base is approximately 15,000, the vast majority of whom live in Teofilandia. The general area of the exploration properties is inhabited largely by subsistence farmers and garimpeiros. Outside of the Fazenda Brasileiro mine, local economic activity consists of subsistence agriculture, goat herding and cattle ranching.

     Teofilandia is a full service town and it and the mine are served by the national power grid and highways. There is a freight-only rail line that passes close to the mine, but it is not used by the mine.

     Mine site infrastructure includes a 470 metre vertical shaft; a series of underground ramps; a 960,000 tonnes per year carbon-in-pulp ("CIP") milling facility; plastic lined heap leach pads and associated processing equipment; a series of plastic lined tailings disposal ponds; a warehouse and maintenance shops; drill core logging, splitting and storage facilities; a sample preparation facility and assay laboratory; a cafeteria; a helicopter landing pad from which gold bullion is shipped off site and several office complexes. In addition, the mine has a water system consisting of a well field located east of Teofilandia, a buried pipeline and a pumping system to provide potable and processing water to Teofilandia and the mine.

     Topography is gently rolling with elevations of 300 to 500 metres above mean sea level. Relief is generally 50 to 100 metres although there are occasional hills and series of hills rising 200 to 300 metres. Vegetation is generally sparse although at the time of the WGM site visits the entire area was green. Plant cover is composed of rough, low grasses, algaroba (mesquite-like) trees and sisal plants. There are very few flowing water courses in the area.

History

     The Fazenda Brasileiro mine began production in 1984 as an open pit, heap leach operation. In 1988, production began from underground operations with processing in the newly constructed CIP plant and has been continuous since such time. A small amount of heap leach production has continued throughout the mine life. Total gold production at the end of 2002 was over 2,000,000 ounces. Heap leach and CIP mill recoveries have averaged 75% and 95%, respectively. CIP throughput and grade have been very consistent on a year-by-year basis.

Geological Setting

     The RIGB is of early Proterozoic age (2,500 to 1,600 million years ago) and is generally divided into three lithologic domains: (i) a mafic volcanic domain of pillowed and massive tholeitic basalts; (ii) a felsic volcanic domain of calc-alkaline andesites, rhyodacites and pyroclastics; and (iii) a sedimentary domain of fine-grained clastics and conglomerates of volcanic origin, portions of which are intercalated with the volcanic sequences. All these domains are intruded by Proterozoic granitoids and the belt is underlain by Archean basement gneisses and migmatites. Most of the belt was metamorphosed to middle greenschist facies, except where amphibolite facies metamorphism developed around intrusions.

     Outcrop is sparse (+/-10%) both regionally and locally throughout the project area. Most of the detailed geological information is obtained from surface trenching, which is routinely used as a mapping tool. Other detailed information is obtained from drill holes (diamond and percussion) and underground mapping, although the latter is used mainly as a double check on drill core geology and is carried out by technicians.

     The Weber Belt is a ten-kilometre long east-west trending south dipping shear zone, which abruptly turns towards the south near its western extremity. A similar southern bend may occur at its eastern extremity as Weber Belt stratigraphy has been intersected by drilling in this area, south of the main trend. The Weber Belt is host to the most significant gold mineralization in the RIGB, including the Fazenda Brasileiro mine. The Weber Belt also hosts the Barrocas Oeste, Papagaio, Lagoa do Gato and Canto satellite zones, all of which are either in small-scale production or have been in production from small tonnage open pits.

     The Weber Belt has been grouped into the following four distinct overturned sequences from south to north:

     1. the Riacho do Inco unit, which is mainly composed of carbonate-chlorite schist with minor intercalations of carbonaceous schist lenses. The protolith of this rock is assumed to be basaltic lava;

     2. the Fazenda Brasileiro unit, which is dominated by felsic and mafic schists. This unit contains the dominant gold concentrations and is subdivided into three units, namely:

          (i) the graphitic schist ("GRX"), which forms the hanging wall of the main Fazenda Brasileiro mine ore zone. Due to its lateral persistence and distinctive character, it is considered a marker horizon;

          (ii) the magnetic quartz-chlorite schist ("CLX"), which consists of two major layers of 20 metre and 3 metre average thickness. Part of this unit is situated at the contact with the GRX and hosts the main ore shoot; and

          (iii) the Intermediate Sequence, which is composed of sericite-chlorite-carbonate schist ("CAX") and plagioclase-actinolite schist ("PAX"). The latter are weakly altered gabbroic bodies which show ophitic to subophitic textures and occur disseminated within the CAX and sometimes within the CLX units. The CAX rocks represent less mafic surrounding basalts. Researchers feel that the Fazenda Brasileiro unit as a whole represents a mafic sill, emplaced between metabasalts and turbidites. The intrusion is differentiated into metagabbro (PAX and CAX), grading to metaferrogabbro (CLX), and even into meta-anorthosite
                    (quartz-feldspathic breccia) at the top. Such a pattern, however, appears inconsistent with the reverse dip of the unit. An alternative interpretation suggests that the gabbro was restricted to the PAX lithologies and that the CLX consisted of differentiated tholeiitic basalts;

     3. the Canto unit, which consists of fine-grained carbonaceous sediments (pelites and rhythmically banded pelites and psammites), volcanic layers and an agglomeratic pyroclastic sequence. The pyroclastic sequence is the main host rock for the Canto mineralization; and

     4. the Abobora unit, which is located in the northernmost part of the Weber Belt. It comprises a thick sequence of basalt flows with local, narrow sedimentary intercalations.

     Deformation along the main east-west shear zone has destroyed most of the original features in the rocks of the mine area.

     The structural history of the area is complex, with at least three phases of ductile and ductile-brittle deformation followed by late brittle faulting which latterly offset the Fazenda Brasileiro ore shoots (referred to as "orebodies" in some papers and reports) by up to 100 metres. The main mineralization, in the form of sulphide bearing quartz veining, is associated with the second phase.

     Mineralization within the magnetic schist (CLX unit), host to the vast majority of the deposit, exhibits a hydrothermal alteration zoning affecting single veins and entire ore shoots. Three types of quartz veins are recognized, simple quartz veins, quartz-carbonate-biotite veins and quartz-albite-sulphide veins. Simple quartz veins are composed of recrystalized quartz and minor calcite and the host CLX has alteration haloes with sericite, chlorite and occasionally biotite a few centimetres thick. The quartz-carbonate-biotite veins are composed of carbonate with interstitial quartz and brown biotite. Surrounding alteration consists of carbonate, biotite and rare pyrite and pyrrhotite. The quartz-albite-sulphide veins, host to the high grade mineralization, are composed of quartz, albite, pyrite and arsenopyrite. Pyrite and arsenopyrite concentrate at the contacts with the adjacent altered CLX. In general, alteration zones form centimetric to decimetric bands parallel to vein margins. Since most ore shoots are formed by several generations of crosscutting veins, alteration bands related to each generation of veins are superimposed and form a coarse-grained brecciated rock composed of quartz, albite, carbonate and sulphides.

The CLX alteration is characterized by a major decrease in chlorite content along with increases in albite, calcite, pyrite and arsenopyrite.

Exploration

     Exploration is primarily concentrating on the F, G and CE ore bodies. Fan diamond drilling on 25 by 10 metre grids from footwall drifts has been conducted as part of the stope definition process. This zone hosts the bulk of the Proven and Probable Mineral Reserves and nearly all of the present underground production comes from it. This is routine drilling designed to upgrade Indicated Mineral Resources to the Measured Mineral Resources category.

     In 2000, a deep diamond drilling program began from hanging wall access drifts just below the bottom of the 470 metre shaft. Holes were drilled over a
2.6 kilometre strike length from 500 metres to 1,000 metres below surface on a nominal 100 metre horizontal by 25 metre vertical grid (increasing to 50 metres with depth). In 2001, significant results were obtained about 300 metres below the CE zone. Nine holes intersected typical CLX unit related mineralization over a 1 kilometre strike length now known as the "E-Deep zone". Drilling originally scheduled for 2003 has been on hold pending a decision on how best to access the zone for definition drilling. Options being studied are extending the hanging wall drifts and cross cuts to provide additional drill stations or extending the development ramp beneath the CE zone and establishing drill stations closer to the E-Deep zone. There is a possibility that such a decision may be on hold pending completion of the acquisition by Santa Elina and CVRD geological staff are now budgeting for this drilling in 2004.

     Exploration, largely in the form of diamond drilling, is ongoing or planned for 2003 on the Barrocas Oeste, Canto and Papagaio properties. In general CVRD programs follow a pattern of compilation of regional geochemical sampling data, trenching to obtain geological information in this outcrop-poor area, sampling the trenches, then percussion drilling fences of holes and diamond drilling where encouragement is encountered. Percussion and diamond drilling programs are often carried out simultaneously.

Mineralization

     Fazenda Brasileiro is an epigenetic, structurally controlled and hydrothermally altered, Precambrian quartz-vein hosted lode gold deposit that has been subjected to greenschist facies metamorphism. There is some suggestion of a partial syngenetic origin for the gold because of the anomalous gold content (0.05 to 0.10 grams of gold per tonne) throughout visibly unmineralized CLX.

     Hydrothermal alteration and the style of veining are typical of well studied greenschist facies deposits such as Sigma and Kerr-Addison in the Canadian Archean and the Hunt Mine in Western Australia.

Fazenda Brasileiro Mine

     Gold mineralization within the mine area is related to multi-phase quartz veining events. At the mine, the gold occurs in at least three textural settings; as particles attached to sulphide grains, as particles within fractures in sulphide grains and as particles within fractures in quartz/albite gangue. Gold grains typically contain less than 5% silver. The bulk of the mineralization is hosted by quartz-albite-sulphide veins within the magnetic schist (CLX) unit. Veins (often multiple) vary from one to four centimetres thick, have irregular margins and are typically oriented sub-parallel to the predominant east-west trend of the mine package. These multiple vein systems vary in true width from 1.5 metres to 40 metres and horizontal mining widths vary from a minimum 3 metres to 40 metres. They are generally 40(0) to 70(0) south dipping, with a shallow to moderate east plunge although this is quite variable, having a slight westerly plunge in the presently being mined CE area and a flat to gently westerly plunge in the areas known as the F and G zones.

Barrocas Oeste

     This property is situated on the western extension of the belt where it bends to the south immediately adjacent to and west of a major north-south fault. The property has seen mining of oxide material (174,000 tonne grading
2.82 grams of gold per tonne) from three open pits, the last of which ceased production in April 2003. Mineralization strikes northeast, dips at 45(0) to the southeast and plunges 10(0) northeast, and is geologically similar to that of Fazenda Brasileiro, although it is more complex structurally. The mineralization is known to continue with a gentle plunge to the northeast along strike, and a new diamond drilling campaign, along with some percussion (rock chip) drilling is to begin in mid-2003. The first 400 metres of strike will be tested on a 25 by 10 metre grid and the remaining 450 metres up to the fault will be tested on a 50 by 20 metre grid. CVRD's life of mine ("LOM") plan for Fazenda Brasileiro calls for 500,000 tonnes grading 4 grams of gold per tonne of underground production from Barrocas Oeste. There has been no resource estimate prepared for Barrocas Oeste to date and while its potential is good, there is not enough data available to allow for an estimate. Any resource outlined would require development of a ramp. There is some suggestion that the mineralization is in the form of rod-like bodies with more continuity along plunge as opposed to down dip and plunge as is the case at Fazenda Brasileiro.

     The Company is determining the feasibility of the underground resource and additional diamond drilling will be required prior to making such determination.

Papagaio

     This property is located 6 kilometres east of the mine within the Weber Belt stratigraphy. Three small open pits have yielded 80,000 tonnes grading 3 grams of gold per tonne. Mineralization consists of quartz, albite, pyrrhotite, arsenopyrite, (pyrite) veins and networks of such veins hosted by the CLX unit within a shear zone at an altered basalt/sediment contact. Three additional oxide zones totalling 250,000 tonnes grading 2.2 grams of gold per tonne have been reported by CVRD and are presently being mined from a single pit. In late May 2003, CVRD prepared an informal resource estimate on mineralization on trend to the southwest, down plunge adjacent to that being mined. The zones being mined strike west-northwest, dip about 25(0) south and plunge 10(0) west. Percussion drilling to the west down dip and plunge is underway and diamond drilling is scheduled to begin in mid-2003. LOM planning does not include long range production from Papagaio.

     There is good potential to develop additional tonnage at grades similar to those being mined presently.

Lagoa do Gato

     This property is located 7 kilometres east-northeast of the mine and covers a portion of a quartz porphyry subvolcanic intrusive in the northern portion of the Weber Belt. East-west trending shear zones 100 to 200 metres wide cut the intrusive. They host sericite schists occasionally carrying auriferous disseminated pyrite and are being mined in a series of very small open pits. Grade is 1.2 to 1.5 grams of gold per tonne and the mined material is heap leach processed. Several dozen of these small auriferous areas have been identified and CVRD carries a Proven Mineral Reserve of 255,000 tonnes grading 1.5 grams of gold per tonne for Lagoa do Gato.

     Drilling has intersected similar values at 60 to 70 metre depths in sulphide material and CVRD had intended to conduct further drilling. WGM does not anticipate that any such drilling would likely contribute value to the project. Yamana is evaluating the merit of further drilling. At the present time, this property is not a focussed target for further drilling.

Canto I and II

     This property is immediately adjacent to the north and northeast of the mine, is underlain by the northern portion of the Weber Belt stratigraphy and while no resource has been identified, it has seen limited production from oxide pits (the Canto II pit hosted +/-5 grams of gold per tonne material). Shear zone quartz vein mineralization is hosted by metasediments and agglomerates. It is east-west striking, dips about 45(0) south and has an undulating gentle plunge to the west.

     In 1998 and 1999, three 100 metre spaced sections of exploration holes were drilled, roughly on 50 metre centres beneath the Canto II pit to a depth of 275 metres vertical. Several encouraging intersections such as 4.45 grams of gold per tonne over 3.0 metres, 9.57 grams of gold per tonne over 1.5 metres and 3.73 grams of gold per tonne over 4.0 metres were cut. Portions of the property could be easily accessed from present mine workings. A 13,000 metre diamond drilling program began in June 2003. The Canto area holds very good advanced exploration potential.

Cedro Property

     This exploration property is close to the mine infrastructure. It is located 3.5 kilometres south of Papagaio on the east end of the Weber Belt in a covered area where a blind discovery was made based on the assumption that the Weber Belt stratigraphy turned south in a manner similar to its behaviour of the belt's western extension. There was a surface geochemical anomaly, which was not considered significant, but a trench exposed what appeared to be belt stratigraphy and a single diamond drill hole has returned three intersections of interest, two of which were associated with the CLX unit. In the hanging wall above the CLX, 4.4 grams of gold per tonne over 0.5 metres were cut. Within the CLX unit, arsenopyrite rich intersections of 3.3 grams of gold per tonne over
2.0 metres and 1.8 grams of gold per tonne over 4.0 metres were cut 30 metres apart. Based on this limited information, the stratigraphy strikes north-south and dips to the west. An east-west trending synclinal axis is interpreted to lie just to the north of the hole. Diamond drilling scheduled for 2003 has been postponed until 2004.

     This property holds good short-term exploration potential and its proximity to infrastructure makes exploration here a priority.

Drilling

     Historically, CVRD has conducted surface diamond drilling in the initial search for new ore shoots. This is followed by 100 by 50 metre grid underground fan drilling using B-sized core (36.4 millimetre diameter) to establish Indicated Mineral Resources. Fan drilling consisting of A-sized core (27.0 millimetre diameter) on a 25 by 10 metre grid pattern is then used to upgrade from Indicated to Measured Mineral Resources. Finally blast holes are drilled on
12.5 metre centres between the 25 metre fan drilling sections to complete the stope definition process. Generally A-sized coring is done with mine machines and crews while B-sized and N-sized (47.6 millimetre diameter) coring (both on surface and underground) is done by contractors.

     Geologists use a standard core logging form introduced in 2001 and record lithology, foliation angle, vein type, percent quartz veining, presence and type of ore gangue, alteration and mineralization (arsenopyrite, pyrrhotite, pyrite, chlorite, magnetite, etc.), fault angles and fault type. This information is not entered directly into the database but is used by the geologists to interactively model boundaries of ore shoots in Vulcan software. The amount of data collected meets or exceeds industry standards but AMEC/MRDI, which carries out annual audits on CVRD's reserves, has recommended (and WGM concurs) that it would be helpful if all these data were captured digitally and integrated into the database in order to make better use of them.

     A-sized core is not split and the whole core is sent for assay. It is not photographed. B-sized and N-sized core is diamond sawed with one half split sent for assay and the other half archived.

     Geotechnical logging is carried out on all underground and some surface holes, with recovery, lithology, alteration grade (1 to 5) and fracture information collected and RQDs and an internal rock mass quality (Q-index) calculated. Core recoveries average 95% with some losses occurring in the graphitic horizons. Point load and uniaxial stress tests have been carried out in the past.

     All core drill holes are surveyed with either a Reflex Maxibor or Flexibor instrument on 3 metre intervals. CVRD indicates that it has concerns about the accuracy of readings in deep holes and thus has not included the results of two surface holes in its consideration of the potential of the E-Deep zone.

     Specific gravity ("SG") measurements are taken on a ten centimetre sample from each lithology encountered and on a 10 centimetre sample from each one-metre assay interval in each core hole. SG measurements are determined by a water displacement method as follows: The sample is coated in Vaseline and weighed. It is then placed in a graduated water filled cylinder and the amount of water displaced is measured. The SG is then calculated as the weight of the sample divided by the volume of water displaced. AMEC has questioned the fact that the samples are not dried first but a 2001 test of 12 dry versus wet samples showed that there was only an insignificant difference (0.001 grams per cubic centimetre) in the results. This SG determination method is an accepted industry practice although the use of melted wax to coat the samples is more common. WGM approves of this CVRD practice and believes that the resulting SG information is accurate and can be used in subsequent Mineral Resource estimates.

Sampling and Analysis

     Surface trenches are routinely used as a mapping tool. They are about 0.5 metres wide by 1 metre deep and often up to 1 kilometre long. These are chip sampled after mapping and then backfilled.

     A-sized underground diamond drill core assay samples are of whole core, generally 1 metre in length and sampling is carried out by technicians on intervals designated by the geologist in the drill log. B-sized and N-sized underground core sampling is handled in the same manner except that it is diamond sawed; only half the core is assayed and the other half is archived.

     Chips and sludge from the 12.5 metre spaced blast holes are sampled and assayed over their entire length on 1.8 metre (rod length) intervals.

     Development headings are sampled every round for daily grade control purposes. This sampling is of jumbo drill hole sludge.

     Sample preparation and assaying are carried out by CVRD personnel at their on-site laboratory. All samples are coarse crushed to 80% minus 6.4 millimetres then the entire sample is roll crushed to 80% minus 6 mesh (3.35 millimetres). Industry standard practice is 90% passing 10 mesh (1.75 millimetres). Roller crusher specifications are checked every five days. This material is passed through a Jones (riffle) splitter and a 125 gram aliquot taken and pulverized to 95% minus 20 mesh. Procedure protocols and manuals are provided for each step in sample preparation. Crushing and grinding equipment is cleaned with compressed air after each sample and silica sand is passed through the equipment prior to running batches of samples that are likely to be of significantly different grade than the previous batch. Dust control is good although dust is not fully captured during the compressed air cleanings.

     Gold determinations are carried out on 25 gram samples by fire assay with an atomic absorption ("AA") finish. Assaying for other metals and elements in samples submitted by the geological, environmental and processing departments is carried out by AA and the lab does some wet analyses. At present the laboratory, which has a capacity of 25,000 samples per month on a two shift basis, is assaying approximately 10,000 samples per month running one shift per day, five days per week.

     CVRD has a systematic quality control program in place. It includes the introduction of one project specific standard, one blank and one duplicate into each batch of 24 samples. The standards are produced through a round-robin process in ten Brazilian labs. Entire batches are rerun, if the standard is outside +/-one standard deviation or if the duplicate is +/-5% different from the original. Approximately 20 samples every two months are exchanged with the CVRD Sao Bento mine and while records were not made available the laboratory manager indicated that the two laboratories report acceptably similar results.

     In 2000, the Fazenda Brasileiro laboratory took part in an AngloGold audit of Brazilian labs and was given the highest rating, that being "satisfactory".

     CVRD does no outside auditing of the laboratory and this is a shortcoming. While there is no evidence of assay bias in the laboratory, outside audits and/or a routine program of sending duplicates for check assaying at other laboratories has become standard procedure at most laboratories including in-house ones such as that at Fazenda Brasileiro.

Security of Samples

     There are no specific sample security procedures in place during sample preparation and transportation. Archived drill core and sample rejects and pulps are stored at the mine site.

Mineral Resources and Mineral Reserves

     The following table sets forth the estimated Mineral Reserves for the Fazenda Brasileiro property as at December 31, 2002.


                               Proven and Probable Mineral Reserves(1)(2)(3)

                                                                                 Gold           Contained Gold
                   Area                                Tonnes             (grams per tonne)        (ounces)
                   ----                                ------             -----------------        --------
         Underground - Proven                           672,000                  4.48                96,790
         Underground - Probable                       1,101,000                  3.45               122,120
         Open Pit - Proven                              626,000                  2.14                43,070
         Open Pit - Probable                                  -                     -                     -
                                                       ------             -----------------        --------
         Total Proven                                 1,298,000                  3.35               139,860
         Total Probable                               1,101,000                  3.45               122,120
         Total Proven and Probable                    2,399,000                  3.39               261,980
    -----------------
     (1)  The Mineral  Reserves for the Fazenda  Brasileiro  property set out in the table above have been  prepared by CVRD and  reviewed by WGM.  The
          Mineral  Reserves  are  classified  as  Proven  Mineral  Reserves  and
          Probable Mineral  Reserves and are based on the Canadian  Institute of
          Mining,  Metallurgy and Petroleum ("CIM") Council Standards on Mineral
          Resources and Reserves  Definitions and Guidelines  adopted by the CIM
          Council on August 20, 2000.
     (2)  The Mineral  Reserves  were  estimated  using a cut-off  grade of 2.00 grams of gold per tonne.  The gold price used by CVRD for the  Mineral
          Reserve  estimation  is US$325 per ounce.  The cut-off  grade is based upon  historical  metal  recovery  from  the  property  together  with operating cost estimates of US$23.92 per tonne.
     (3)  Dilution and mining losses are  incorporated  in the Mineral  Reserves through  grade  and  tonnage  corrections  calculated  for  individual stopes.  Mining recoveries average about 90% and dilution about 15% at a grade of about 0.50 grams of gold per tonne.


     From January 1, 2003 to July 18, 2003, CVRD mined 55,300 ounces of gold and produced 48,900 ounces of gold from the Fazenda Brasileiro Mine. As at August 1, 2003, CVRD estimated that there were total proven and probable mineral reserves of 2,109,540 tonnes grading 3.43 grams of gold per tonne (232,900 ounces of contained gold) for the Fazenda Brasileiro property comprised of 1,839,000 tonnes of underground reserves with a grade of 3.65 grams of gold per tonne and 270,540 tonnes of open pit reserves with a grade of 1.74. This estimate has not been reviewed by WGM. The August 1, 2003 estimate contains 26,400 ounces of contained gold which are in addition to the 261,980 contained ounces in the December 31, 2002 reserve estimate shown in the table above.

     The following table sets forth the Mineral Resources for the Fazenda Brasileiro property estimated by WGM as at December 31, 2002.

                     WGM Estimated Indicated and Inferred Mineral Resources(1)(2)(3)(4)
                              (Excluding Proven and Probable Mineral Reserves)

                                                                             Gold                Contained Gold
                   Area                            Tonnes             (grams per tonne)             (ounces)
                   ----                            ------             -----------------             --------
         E-Deep Zone - Indicated                    462,000               4.48                        66,540
         E-Deep Zone - Inferred                     442,000               5.30                        75,320

---------------------
(1)  The Mineral  Resources for the Fazenda  Brasileiro  property set out in the table above have been prepared by WGM. The Mineral Resources are classified as Indicated Mineral Resources and Inferred Mineral Resources and are based on the CIM Council Standards on Mineral Resources and Reserves  Definitions
     and Guidelines adopted by the CIM Council on August 20, 2000.
(2)  The Mineral Resources were estimated using a cut-off grade of 2.00 grams of gold per tonne. The gold price used for the Mineral Resource  estimation is
     US$325 per ounce. The cut-off grade is based upon historical metal recovery from the property  together with  operating  cost estimates of US$23.92 per tonne.
(3)  Dilution  and  mining  losses are  incorporated  in the  Mineral  Resources through grade and tonnage  corrections  calculated for  individual  stopes.
     Mining  recoveries  average about 90% and dilution  about 15% at a grade of about 0.50 grams of gold per tonne.  (4)  Mineral  Resources  which are not
     Mineral Reserves do not have demonstrated economic viability.


     The following table sets forth the additional Mineral Resources for the Fazenda Brasileiro property estimated by CVRD as at August 1, 2003.

                              CVRD Estimated Inferred Mineral Resources(1)(2)
                (Excluding Proven and Probable Mineral Reserves)

                                                                         Grade                   Contained Gold
             Area                          Tonnes                 (grams per tonne)                (ounces)
             ----                          ------                 -----------------                --------
         E86                               47,000                     3.70                          5,600
         E-east                           260,000                     4.00                         33,400
         RE+R2+CD                         150,000                     3.70                         17,800
         Barrocas                         250,000                     1.50                         12,100
         Canto 3                           15,000                     1.58                            800
            Total                         722,000                     3.00                         69,700
-------------------
(1)  The Mineral  Resources for the Fazenda  Brasileiro  property set out in the table above have been  prepared by CVRD and have not been  reviewed by WGM.
     The Mineral Resources are classified as Inferred Mineral Resources.
(2)  Mineral  Resources that are not Mineral  Reserves do not have  demonstrated economic viability.


Mining Operations

     Mining at Fazenda Brasileiro began from shallow open pits and a heap leach operation, progressing to an underground operation with ramp access developed from the pits. A CIP milling operation began following the development of the higher grade underground operation in 1988. The mill is a conventional CIP circuit with 960,000 tonnes per year capacity and a carbon absorption circuit to recover gold from the heap leach operation. As underground mining progressed to depth a shaft was developed. Currently the operation is being sustained by the underground operations with a variable open pit contribution to both the CIP plant and heap leach pads.



                                      -21-

Open Pit Mining Operations

     Over the operating life of Fazenda Brasileiro there have been several shallow open pits near the current ramp portals as well as several pits in the nearby area. Currently there are active pits at Papagaio and Lagoa do Gato. The most recent Barrocas Oeste pit ceased operation in April 2003. Typically these pits have been 30 to 50 metres deep with mining by air track drilling, backhoe loading and highway type truck haulage to the mill or heap leach site. Pre-strip and waste material from the pits is set aside and used for backfilling on completion of mining.

     Due to the recent inability of the underground operations to supply the required 80,000 tonnes per month to the milling operations, open pit operations have been accelerated to provide about 20,000 tonnes per month of lower grade material to the mill. If the mill capacity could be met by underground operations, this lower grade open pit ore would be heap leached. The present situation will have the effect of reducing the Mineral Reserves available for the heap leach operation, which is projected to cease in 2004. It is expected that the mill will process about 80,000 tonnes of low grade in the first half of 2003, at which point the underground operation is projected to return to capacity. Milling of the lower grade ore is being justified on an incremental milling cost basis rather than operating the mill at reduced capacity.

Underground Operations

     The main access to the underground operations is by ramp. Over the life of the operations, four main ramps, the C, E, F and G, have been developed along the strike of the mineralization. The C, E and G ramps have surface portals and the F ramp was developed from an underground split from the G ramp. Initial underground production was sustained by ramp haulage to the surface crushing plant. When underground operations in the C and E ramps progressed deeper, a central shaft of 470 metres and underground crushing plant were installed for handling both ore and waste. Current underground production is being sustained by operations from the E ramp extension below the shaft bottom and both ore and waste are hoisted to the surface.

     Underground mining employs blast hole stoping from sub-levels developed in the footwall of the mineralization. The stoping areas are accessed initially from the main haulage ramp developed in the footwall and diamond drilling is carried out from the ramp at 25 metre intervals to define the location of the mineralization. Sub-levels are then developed into the stoping areas and fan drilling of blast holes into the mineralization is used to further define the boundaries of the mineralization and design the ultimate blast patterns. Remote control equipment is used to load and haul the ore from the stoping areas to articulated haulage trucks at loading points in the sub-levels.

     The sub-horizontal plunge and approximate 45o dip of the ore body, combined with a thickness up to 40 metres, provides for low development and operating costs. Future operations in the deeper areas of the E ramp will have higher haulage costs that will be partially offset by the shorter underground haulage in the F and G ramps. Operations to date have seen most of the waste rock hauled to surface. Disposal of waste rock in abandoned underground workings should be investigated as a way to reduce costs.

     The underground workings have good ground conditions that do not require any special support to ensure stable openings. Development headings are typically scaled and bolted using a combination of hand and single boom scaler with rock bolts installed by single boom bolters. Cable bolts are used to secure the hanging wall in the rib pillar area at the entrance of the stoping areas from the sub-levels.

     Difficulties with the fall of loose rock from the fan drilling operation have resulted in two fatalities in the mine. This has been addressed by equipping the fan drills with operator cabs and closed circuit cameras to monitor and control the drilling operation.

Mine Equipment

     Ramp and sub-level development is carried out using two-boom electric hydraulic jumbos. Fan drilling is carried out with single-boom electric hydraulic jumbos. Stope mucking is carried out with remote control LHD units and articulated 25 and 35 tonne trucks are used for ramp haulage of ore and waste.
The mine employs an equipment monitoring and control system located on surface that tracks and dispatches the mobile equipment to the



                                      -22-


various workplaces as required. The dispatch works with daily plans as well as ongoing progress and availability of equipment to optimize the allocation.

     Due to the approaching end of mine operations, CVRD has restricted investment in replacement of mine equipment. Instead, equipment is being refurbished as needed and subject to higher maintenance requirements to maintain the required availability. During May 2003, mine development and production were delayed by mechanical problems with a drill jumbo that had just been subject to a major overhaul. The advanced age and maintenance requirements of the drill jumbos are the primary concern of the operations and maintenance group at the Mine. Four of the jumbos are regarded as critical to the operation with the two others, in service since 1997 and 1993, requiring high maintenance and are often out of service.

     Although  the   operation   has  been   authorized  to  make  up  equipment
requirements  with rental  units,  this has not been done to date.  The mine was unable to sustain  mill  capacity  for part of 2002 and the first four months of
2003. Mine  development,  which fell behind in 2002, is scheduled to catch up in the  second  half of 2003  allowing  the mine to  again  provide  the  scheduled underground production of 80,000 tonnes per month.

Mine Ventilation

     The mine is primarily ventilated by a series of ventilation raises that exhaust air to surface and the ramps and shaft provide the fresh air intake. The raises are connected to the main ramp in the active mining areas and secondary ventilation fans and tubing are used to carry the fresh air into individual stoping areas. There is a total of 11 ventilation raises to surface. In the inactive mining areas the ventilation raises downcast fresh air.

     In May 2003, the mine development and stoping activity at the main underground production area at the bottom of the E ramp were hampered by delays in development of the ventilation raise extension to the deepest working area of the mine. The delays were caused by a number of failures of the raise boring equipment.

Mine Dewatering

     Mine dewatering is carried out with a series of pump stations in the main ramps to the bottom of the central ventilation raise. Water is then pumped to surface through two additional pump stations. The mine produces very little water and most of the pumping requirements arise from the mining activity.

Mine Maintenance

     Apart from minor repairs, maintenance of mobile equipment is carried out in a surface shop located near the C ramp portal. This contributes to increased downtime due to the ever-increasing distance of the mining faces from the repair facility. The operation should consider more extensive mobile maintenance capability and ways to complete equipment service and maintenance underground.

     The practice of the maintenance group at the Mine is to complete certain component rebuilds on site. WGM believes that it is usually more cost effective when component rebuilds are handled by equipment manufacturers and speciality off site maintenance shops. Component rebuilds on site result in extensive warehouse inventory and/or extensive delays in waiting for small parts. This reduces equipment availability, which is important to the current operation.

Mine Workforce and Shift Schedule

     The mine workforce is made up of contractors and company employees and the split in responsibilities is primarily based on the job skills required with high skill jobs being handled by CVRD employees. CVRD employees carry out the drilling, blasting, mucking, shaft operation and haulage operations. The contractors carry out all open pit mining, underground face marking, raise boring and mine service operations.

     The open pits operate on a three shift per day schedule with two nine-hour shifts and one six-hour shift, six days per week. The Company is evaluating a switch to an eight-hour shift per day schedule, replacing the current six-hour shift operating schedule. The effective working time underground is five hours per shift due to lengthy



                                      -23-


travel time. Alternative schedules have been considered by CVRD but it has been concluded that the end of shift blasting requirements and the peak power shutdown requirements between 5:30 p.m. and 8:30 p.m. makes alternative schedules unattractive.

Mill Operations

     The Fazenda Brasileiro mill is a conventional CIP plant which has achieved an average recovery of 94.6% over the past 10 years. The flowsheet employs two-stage crushing and ball milling with gravity recovery incorporated in the grinding classification circuit. Gravity concentrate is upgraded from 0.6% gold to approximately 10% gold on shaking tables located in the secure refinery area.

     The remaining gold in the mill circuit is subjected to cyanidation in mechanically agitated tanks followed by carbon recovery in mechanically agitated
CIP tanks. Two leach and CIP circuits operate as separate parallel circuits. The activated carbon is loaded to 9,000 grams of gold per tonne and subjected to pressure stripping and electrowinning for recovery of the gold. Refining of the gravity concentrates and gold from electrowinning is carried out in induction furnaces. The carbon circuit has acid washing and furnace regeneration equipment for reactivation of the carbon.

     The mill has historically processed 960,000 tonnes per year with operations shutdown daily during the three-hour peak power consumption cost period. In
2002, the mining operations were unable to fully supply the mill capacity with a total of 937,100 tonnes milled. This shortfall has extended into the first half of 2003.

     In the first quarter of 2003, CVRD decided to accelerate open pit operations and divert lower grade ore into the milling circuit to more fully utilize the milling capacity. This was justified on an incremental milling cost basis and the mine plan projects a restoration of 80,000 tonnes per month underground mining production in July 2003.

     The heap leach operation has produced 76,414 ounces over the past 10 years of operation at an average recovery of 78%. In 2002, production fell to 2,408 ounces at a recovery of 70.8%. Based on the current reserve base and LOM plan, the heap leach operation will end in 2004.

     Heap leach ore is crushed to minus 20 millimetres and agglomerated with cement in a crushing plant devoted to the heap leach operation. The ore is leached on multi-layer heaps (3 to 6 metre layers) near the C ramp portal and mill. The gold bearing solution from the heap is pumped to the carbon absorption circuit at the mill for gold recovery and accounted for separate from the mill operation based on the solution volume and grade. The leach grade time is varied by material type, generally between 60 and 90 days.

     The mill tailings are discharged to a lined basin and the water is reclaimed to the mill circuit. The system is operated as a zero discharge system and water inventories are kept low for the rainy season. Although the mill has a cyanide destruction circuit as a backup, the operation is able to keep the water inventory levels low in the tailings ponds. The basin consists of three lined areas for containment of solids and a solution holding pond, which have sufficient capacity for the operation until 2006. If the life of mine ("LOM") is extended, another tailings dam will have to be constructed to extend the operation.

Operating Costs

     Over the history of the mine, operating costs have been reduced from a high of $44.89 per tonne to $23.92 per tonne. Historically, operating costs of the mine have been below $200 per ounce, which decreased in 2002 to US$146 per ounce due to the devaluation of the Brazilian real in relation to the United States dollar. CVRD estimates that 2003 operating costs will be approximately $225 per ounce. The Company is attempting to decrease these costs to the historic levels.
The major contributions to the recent cost reductions have been currency devaluations as well as the reduction in the number of employees and increasing engagement of contractor personnel at the operation. CVRD employees had a payroll burden that is equal to 3.5 times the base salary, which contributes to a payroll cost in the higher range of comparable Brazilian operations.

     The change of CVRD ownership from the state to a private company in 1997 has allowed the reduction in the workforce and the transition to contracted employees. The acquisition of the Fazenda Brasileiro operation was



                                      -24-

structured so that the Company acquired the assets of CVRD while CVRD terminated its employees and contractors at the mine site, with CVRD being responsible for the payment of any required severance charges. The current workforce of approximately 1,000 employees and contractors at the mine site provides an opportunity for further reduction and cost savings.

Life of Mine Operating Plan

     Based solely on the Proven and Probable Mineral Reserves as of December 31,
2002, the Fazenda Brasileiro operation has less than three years of remaining life. However, based on the historical rate of upgrading resources to reserves
(about 80%), CVRD's LOM plan for the Fazenda Brasileiro operation incorporates some recent Inferred Mineral Resource estimates and has production continuing until at least March 2007. Yamana advises that these Inferred Mineral Resource estimates do not conform to NI 43-101 reporting standards and, due to the uncertainties of Inferred Mineral Resources, it cannot be assumed that all or part of any of the Inferred Mineral Resources will be upgraded to Measured
Mineral Resources or Minerals Reserves. The mine has also reduced the in-stope cut-off recently and this has had the effect of extending the projected mine life. Based on current mineral reserves and the projected milling of low grade ore, over the short term in the CIP circuit, the heap leach operation is projected to end in 2004.

     The Company believes the life of the mine can be extended by initiating a dedicated drilling program at the mine site and satellite zones with a view to increasing the mineral reserves and extending the mine life beyond 2007.

Environmental, Health and Safety Matters

     The mine has industry standard environmental, occupational health and safety plans in place. There is a comprehensive mine closure plan in place.
While WGM was conducting a site visit, an occupational health and safety doctor carried out an audit for Santa Elina and reported no significant problems. An environmental audit of the mine site was recently conducted, concluding that closure would not present major problems and the reclamation cost would be in the order of $3,700,000 in addition to ordinary course mine site closure costs.

Production Schedule

     WGM produced a production schedule projecting a total of 2,402,000 tonnes with a grade of 3.53 grams of gold per tonne. WGM calculated the total tonnage by adding CVRD's proven and probable reserve figure as of December 31, 2002 with the indicated resource estimate for the E-Deep zone of the mine. This material would be largely from the underground, conventional milling operation with a small amount of open pit, heap leach tonnage.

Taxes

     The Fazenda Brasileiro Mine is subject to two federal taxes, corporate taxes and the social contribution tax. The respective general rates for these are 25% and 9% of net income before taxes (defined as gross revenues less all operating costs, provincial taxes and depreciation), generating a theoretical composite tax rate of 34%. The effective composite rate of 17% used by WGM in its economic analysis of the mine is significantly lower due to the tax benefits from interest and capital repayment on participating and other intercorporate obligations. Any losses may be carried forward indefinitely but are limited to 30% of taxable income.

Chapada Property

     The disclosure  under the heading  "Narrative  Descrption of the Business -
Mineral  Projects - Chapada  Property" has been derived from a technical  report dated July, 2003 entitled "Technical Report on the Chapada Copper-Gold Property,
Goias State,  Brazil"  prepared by B.  Terrence  Hennessey,  P.Geo.,  D. William
Hooley,  B.Sc.,   FAusIMM,  and  Christopher  R.  Lattanzi,   P.Eng.,  of  Micon
International Limited ("Micon").



                                      -25-

Property Description and Location

     Mineracao Maraca controls the Chapada property through a series of mining and exploration licences totalling 8,389 hectares. The mining licence covering the Chapada deposit was granted in 1979 and has been renewed periodically.

     Mineracao  Maraca  controls  of surface  rights in the area of the  Chapada
deposit  covers  the  sites  proposed  for  all  project   buildings  and  fixed
installations,  as well as the  areas  proposed  for waste  dumps  and  tailings disposal for the first eight years of the potential mine life.  Yamana  believes that it can  acquire  the  right to  dispose  of  waste  rock  and  tailings  on additional  surface  property,  if and when  required.  Mineracao  Maraca's land ownership is registered with the Registrar of Real Estate in Mara Rosa, Goias.

     Although a small exploration shaft was sunk on the Chapada property in the late 1970s, there have been no commercial mining operations on any of the Chapada area licences. There have been no material improvements made to the property that would be of significant benefit to any future commercial mining operation.

     Other than  statutory  royalties  which  would be payable to the  Brazilian government in the event of  commercial  mineral  production,  the Company is not aware of any rights, agreements or encumbrances to which the Chapada property is subject,  which would  adversely  affect the value of the  property or Mineracao
Maraca's  ownership   interest  therein.   The  Company  is  not  aware  of  any
environmental liabilities to which the property is subject.

     The recommended next stage in the development of the Chapada property is additional metallurgical testwork and other engineering studies, leading to preparation of an up-to-date definitive feasibility study. No additional permits are required to undertake this work. If a decision is then taken to bring the property into production, the Company anticipates that additional required permits will be obtained in the ordinary course.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

     The  Chapada   property  is  located  in  northern  Goias  State,   Brazil,
approximately  320  kilometres  north  of the  state  capital  Goiania  and  270
kilometres  northwest  of  the  national  capital  Brasilia.   The  property  is
accessible via the paved federal road BR-153. The town of Alto Horizonte,  which has a dirt airstrip suitable for small aircraft,  is within 10 kilometres of the property,  while  the  towns  of  Campinorte  and  Uruacu  are  both  within  50 kilometres.  A proposed new rail line, which is currently being built, will pass within  25  kilometres  of the  property.  Adequate  transportation  routes  are available for the delivery of mineral concentrates to independent smelters.

     The average elevation of the property is approximately 300 metres above sea level and the topography is characterized by low rolling hills, with large contiguous flat areas. Suitable sites have been identified for all required waste disposal, processing and ancillary project facilities. Annual temperatures typically range from a minimum of about 4(degree) Celsius to a maximum of about
45(degree) Celsius.  Average annual rainfall is approximately 1,500 millimetres.
Climatic conditions permit year-round open pit mining operations.

     Electricity  is  available  from the  Brazilian  national  grid.  There are several potential  connecting points to the grid but current planning  envisages
the  construction  of  a  230  kilovolt  transmission  line,   approximately  85
kilometres  long,  from the Itapaci  substation to the property.  Adequate water resources are available locally. Consideration had been given to obtaining water by  damming  a local  river,  but  more  recent  studies  suggest  that  project requirements could be met entirely from groundwater sources,  including drainage water from the open pit.

History

     Anomalous  copper  values were first  detected in the Chapada area in 1973, during regional stream sediment surveys undertaken by a Brazilian  subsidiary of
Inco Ltd. ("Inco"). The Chapada deposit itself was identified in 1975, following detailed stream sediment surveys, soil geochemistry,  geophysics,  trenching and
pioneer   drilling.   Inco  then  proceeded  with   widely-spaced   drilling  on
approximately  a 500-metre by  2,000-metre  grid.  In 1976,  Eluma,  a Brazilian copper  company,  acquired a 50% interest in the property and,  between 1976 and
1979, Inco and Eluma completed systematic drilling of the deposit on a 100-metre by 200-metre grid. An exploration shaft was



                                      -26-

sunk to a depth of 92 metres and 255 metres of cross-cuts were driven for underground exploration and metallurgical testing purposes. In December 1979, a mining license covering 3,000 hectares was issued for the property. Additional drilling, including geotechnical drilling at potential facility sites, was undertaken between 1979 and 1981, and a further six holes were drilled in 1989.

     In May 1994, Santa Elina acquired the Chapada  deposit.  In July 1994, Echo
Bay Mines Ltd.  ("Echo Bay") acquired an initial 3% interest in Santa Elina.  In
1996, Echo Bay increased its interest in Santa Elina to 43%. Additional drilling was completed in 1995 and 1996 and, in 1995, WGM completed a prefeasibility study on the property. An environmental impact study was completed in 1996 by Geomina Consultants of Goiania.

     In  December  1997,   Independent  Mining  Consultants  of  Tucson  ("IMC")
completed an evaluation of the resources  contained  within the Chapada  deposit and developed open pit mining plans. In January 1998,  Kilborn (now SNC Lavalin)
published a feasibility  study,  based on open pit mining in accordance with the plans  developed  by  IMC,  followed  by  flotation  of  a  gold-bearing  copper concentrate  which  would be sold to  commercial  smelters.  The  Kilborn  study concluded that, at metal prices of $1.00 per pound for copper and $350 per ounce for gold,  development of the Chapada deposit would yield a net present value of
$53 million at a discount  rate of 10% per year,  and an internal rate of return of 17% per year. The design open pit for the Kilborn feasibility study contained a "mineable  resource"  of 216  million  tonnes,  at an average  grade of 0.365%
copper and 0.289 grams of gold per tonne.

     In 1999, the current shareholders of Santa Elina re-acquired the shares of Santa Elina held by Echo Bay and regained 100% ownership of Santa Elina and the Chapada property.

     In February 2000, Santa Elina updated all of the cost estimates used in the Kilborn study, to reflect contract mining of the deposit, a quotation for construction of the plant and surface infrastructure, and the effects of devaluation of Brazilian currency against the US dollar. Discounted cash flow analysis based on these revised estimates indicated that development of the Chapada deposit would yield a net present value of $76 million at a discount rate of 10% per year, and an internal rate of return of 21% per year. The metal prices used in this projection were $0.85 per pound for copper and $325 per ounce for gold.

     The results of these analyses are historic in nature and should not be relied upon today. An updated feasibility study is proposed for these purposes.
However, Micon has concluded that the resources upon which the historical analyses were performed appear to be valid and, in Micon's opinion, Yamana is entitled to rely upon them in its evaluation of the Chapada property.

     In mid-2000, IMC developed a series of revised ultimate pit designs, based on the updated cost estimates and a range of metal prices. No further study of the Chapada deposit has been undertaken since such time. Yamana intends to allocate $1.5 million for additional metallurgical testwork, further engineering studies (including a pilot test for the means to reduce mica content from the grinding circuit) and the preparation of an up-to-date definitive feasibility study.

Geological Setting

     Northern Goias State, in which the Chapada deposit is located, is a significant metallogenic province, hosting a number of mines producing gold, nickel, phosphate and asbestos.

Regional Geology

     The regional stratigraphy of the Chapada area comprises a Proterozoic greenstone belt succession of mixed volcano-sedimentary sequences which have been cut by late granitic intrusions. The rocks were originally mapped as being Archean in age, belonging to the Mara Rosa Formation and correlating with the greenstone belt lithologies in the Crixas area to the south. Recent whole-rock and mineral isochron geochronology, however, places the probable age of the rocks in the upper Proterozoic (Brasiliano cycle).

     Regional mapping, compilation and academic studies in the Chapada area have resulted in the interpretation of a general structural and stratigraphic framework for the central part of the Median Massif of Goias



                                      -27-


State. A feature of this geological representation is the presence of outward verging folds and thrusts bordering the Amazonian craton to the northwest and the San Francisco craton to the southeast. The central area, which is underlain by the Chapada and Uruacuano belts and contains the Chapada property, can be viewed as a large "pop-up" zone within a larger positive "flower structure" of roughly Brasiliano age.

     The area between the Amazonian and San Francisco cratons is part of a larger system of mobile belts of Proterozoic age (the Brasiliano-Pan African belts). These "young" mobile belts have a complex history of deformation and provide a wide range of radiometric dates. Unresolved age relationships within these belts persist, rendering the interpretation of stratigraphic correlation difficult.

Local Geology

     The Chapada deposit occurs within a 50-kilometre long geochemical copper anomaly. The area of the deposit is covered by a saprolitic layer approximately
20 to 25 metres thick, in which the mineralization is oxidized. The oxidized layer grades into a transition zone of mixed oxide and sulphide minerals, ranging in thickness from 5 to 10 metres. Bedrock, containing primary sulphide mineralization, occurs below the transition zone.

     The rocks within the mineralized zones are primarily sedimentary, ranging from sandstones, through greywackes to shales. Volcanic rocks are more common in the footwall and hanging wall sequences. The stratigraphic sequence has been metamorphosed to amphibolite facies and hydrothermally altered. Correlation of lithologies between drill holes is complicated by the overprinting effects of upper amphibolite facies, regional metamorphism and several later stages of metasomatism and alteration.

     The Chapada area has undergone at least two stages of deformation. The first phase, which was part of the upper-Proterozoic Brasiliano cycle of deformation, is difficult to document but is thought to coincide with fabric formation during peak metamorphism that reached upper amphibolite facies.
Structures associated with this phase of deformation would have been large-scale recumbent folds with foliation subparallel to bedding. Structure in the Chapada area includes early-formed shears, superimposed northeast trending folds and late strike-slip shearing.

     The volcano-sedimentary sequence in the Chapada area is variable and identification of a marker bed or visually distinctive lithological sequence that can be used as a stratigraphic control has not been possible. Correlation of lithologies between drill holes, therefore, is difficult. Much of the present correlation is mineralogically based, so that geological sections represent maps of mineral assemblages that tend to portray aspects of alteration rather than lithology.

Exploration

     Anomalous copper values were first discovered in the Chapada area in 1973, during a regional program of stream sediment sampling. The Chapada deposit was identified during follow-up work that was conducted in 1974 and 1975, and included detailed stream sediment surveys, soil geochemistry, geophysics, trenching and widely-spaced pioneer drilling.

     Due to the presence of a ubiquitous lateritic-saprolitic soil cover, outcrops in the Chapada area are sparse. The available outcrops have been mapped and a generalized geological map has been prepared to show large-scale lithological and structural features. Geological interpretation on a smaller scale, however, is difficult and of limited use in guiding exploration. Airborne and ground geophysics have contributed to the geological knowledge of the area but, since the mid-1970s, the primary exploration tool has been diamond drilling. Several drilling campaigns, which are discussed below, have resulted in the delineation of a deposit containing substantial resources of copper-gold mineralization. The data obtained from the drilling campaigns are considered to be reliable and representative of the deposit being tested, although, as discussed subsequently, there are some indications that the average copper assay may be slightly biased on the high side.

     The Chapada deposit is an advanced stage project which is ready for a definitive feasibility study. There has been a large amount of exploration work conducted on the deposit and elsewhere on the property over the project life, as described above.



                                      -28-

     The Chapada deposit is the principal asset at the Chapada property discovered during a regional stream sediment survey. The survey defined a strong copper geochemical anomaly over 50 kilometres in length encompassing multiple gold and copper prospects and former garimpo mining areas including the Chapada deposit. In 1996, Echo Bay/Santa Elina conducted other exploration work on targets in the vicinity of the main deposit. So far only limited exploration has been carried out along the soil anomaly trend except for the zones close to the Chapada deposit.

     The zones on which the exploration was conducted were the C1-W,  Cl-E/Mario
Cabrito,  Joao Severino,  Suruca and C4 zones. The C4 target is outside of Santa
Elina's exploration licenses, however, it is affected by the proposed tailings pond and will need to be evaluated with some urgency. The exploration work performed included grid cutting (100 metres x 25 metres), soil sampling
(analysis for gold, copper, lead, zinc and arsenic), geologic mapping, ground geophysics (ground magnetics and Max-Min electromagnetic surveys) and diamond core drilling. In total 4,315 soil samples were collected, 86 kilometres of ground magnetics surveys and 27.4 kilometres of Max-Min surveys were completed and 3,497 metres of core were drilled with 2,805 samples sent in for assay.

     The exploration work carried out in 1996 was aimed at suspected gold and copper mineralization in the target areas listed above. It has revealed that the volcano-sedimentary sequence that hosts the Chapada deposit mineralization occurs in the studied areas, showing a wider occurrence than previously known and a similar copper-gold association with apparent vertical zoning.

Gold Mineralization

     In C1-W,  C1-E and  Mario  Cabrito  gold  soil  anomalies  were  discovered distributed along a 7,500-metre trend. This mineralization reflects primary gold mineralization  associated  with pyrite levels up to 20%, and locally  anomalous copper  (greater than 300 parts per  million),  disseminated  in quartzite  with
kyanite  and  sericite,   sericite-quartz-schist  and   kyanite-sericite-schists
located in the upper portion of the Chapada deposit mineralized  package.  These
rocks   were   hydrothermally   altered   and   silicification,    pyritization,
kaolinization and sericitization are present.

     The exploration drill program, aiming to identify the source of the gold anomalies showed:

     o    The average grade for gold in the most mineralized  intervals (cut-off
          = 0.30 grams of gold per tonne) varies between 0.30 grams of gold per tonne and 1.82 grams of gold per tonne, and the thickness between 1.0 metre and 46.50 metres, mainly in the C1-E and Mario Cabrito targets.

     o At Mario Cabrito two areas show potential for development of isolated lenses of gold-bearing mineral resources at grades described above and containing approximately 100,000 ounces of gold. Although backed up by dispersed drill data, these targets are conceptual in nature and no mineral resources have yet been determined. There is no guarantee that a mineral resource or reserve will be found.

     The work performed was not sufficient, and was not designed, to test for the existence of structurally controlled shoots of significant gold enrichment which might occur. An in-fill drill program would be recommended to achieve these goals.

Copper Mineralization

     The exploration drill program  investigating the main copper soil anomalies
resulted   in   the    identification   of   disseminated    chalcopyrite/pyrite
mineralization  in  metatuffs  and  feldspathic  biotite-schists  in the western portion of Mario  Cabrito and at the Joao  Severino  targets.  These targets sit respectively on the southeast flank and on the axial zone of the mapped syncline east of the Chapada deposit.

     At Joao Severino four holes found  potentially  economic  mineralization in
saprolite   and/or  fresh  rocks  that  appear  to  be  the   extension  of  the
mineralization  cut by holes in the  extreme  northeast  portion of the  Chapada deposit.  This raises the possibility of increasing the mineral resources at the
Chapada  deposit to the northeast,  over an area of as much as 800 metres by 400 metres.  It has been  recommended  by Santa Elina that a drill program be run to
test  this  area  and  also  to  test  the   mineralization   down-dip   in  the
south/southwest portion of the target.



                                      -29-

     At Mario Cabrito four holes drilled in the western portion to test copper soil anomalies intersected potentially economic copper mineralization hosted by similar rocks to the Chapada deposit. The type of mineralization and the stratigraphic and structural correlation between these rocks and those at Chapada suggest it may also be possible to increase the mineral resources to the west of the deposit, over an area of approximately 2,500 metres by 2,000 metres.
Santa Elina has recommended a drilling program to investigate potential down-dip from the previous holes and in the centre of the syncline.

     Santa Elina has also recommended a systematic IP survey (pole-dipole), on maximum 200-metre spaced lines, between the Chapada deposit and Mario Cabrito, and between the tonalite intrusion and Joao Severino, to test for the presence of high chargeability conductors which can be related to sulphide enrichment.

Mineralization

     The primary  copper-gold  mineralization at Chapada is epigenetic.  Copper,
principally  as  chalcopyrite  with  subordinate  bornite,   together  with  the
associated  fine-grained  gold, were deposited in conjunction with  hydrothermal processes  and a period of  simple  shear,  both of which  occurred  after  peak metamorphism.  The shearing and the metasomatic event resulted in the appearance of at least two  tabular  zones of biotite  schist  which host the  disseminated mineralization.

     The  mineralized  zone is generally  flat-lying,  broadly and gently folded into an  antiformal  shape  resembling a saddle.  The copper  mineralization  is relatively evenly distributed  throughout the biotite schists, with chalcopyrite occurring as finely  disseminated  crystals,  elongated  pods,  lenses along the foliation,  crosscutting  stringers  and coarse  clots in late  quartz  veins or
pegmatite   stringers.   Gold,  on  the  other  hand,  is  relatively   unevenly
distributed,  with  the  higher-grade  values  occurring  at the  centre  of the mineralized  zone.  The  uneven  distribution  of gold is  thought  to be due to remobilization resulting from later low-temperature alteration events.

     All mineralization, both copper and gold, is intimately associated with the development of biotite, and gold is intimately associated with the sulphide suite.

Drilling

     Between 1976 and 1996, 856 diamond drill holes totalling 67,314 metres of drilling have been completed in the vicinity of the Chapada deposit, in several campaigns.

     Diamond drilling to date has delineated the Chapada deposit at a spacing of 100 metres by 50 metres, with a tighter 50-metre square pattern in the central portion of the deposit. Although drilling has been conducted intermittently over a period of 20 years, the bulk of the drilling was performed in 1995 and 1996.
The 416 holes drilled in 1995, to an average depth of about 16 metres, were designed to test the overlying saprolitic horizon. The 264 deeper holes (average depth: 142 metres) drilled in 1996 tested the full thickness of the mineralized zone. All holes drilled in 1995 and 1996 were NQ or HX in size.

     Average core  recovery has been 95%, with a 10%  coefficient  of variation.
Collar locations of all holes have been surveyed. Down-hole surveys, using a Tropari instrument, were performed only on inclined drill holes, which represent approximately 5% of all of the holes which were drilled into bedrock.

     The Chapada deposit is essentially  flat-lying and the vast majority of the holes have been drilled  vertically.  Thus, for the most part,  the  mineralized intersection encountered in drilling fairly represents true thickness. Holes are drilled on section lines  oriented  perpendicular  to the strike of the deposit.
Given the extent of metamorphism, alteration and deformation which have affected the area,  correlation  of the  lithologies  between  drill holes is  frequently
uncertain.   Generally   speaking,   however,   there  is  good  correlation  of
mineralization between adjacent holes and adjacent sections. Santa Elina reports that channel  sampling and bulk  sampling  from the  underground  openings  also confirmed the continuity of mineralization in the area tested.

     The diamond drilling conducted to date on the Chapada property has outlined a zone of continuous copper-gold mineralization approximately 3,500 metres long by 900 metres wide, with a depth of up to 220 metres.



                                      -30-

Sampling Method and Approach

     During the most recent drilling campaigns, all core drilled by Santa Elina was logged, with both geological and geotechnical information being recorded.
The data recorded on the logs include rock type, estimated percentage of sulphide minerals, presence of accessory minerals, degree of oxidation, extent of alteration, rock quality designation, and frequency and orientation of fractures.

     The most common sample length is 1.5 metres, but there is considerable variation since samples were selected to honour lithological contacts or other geological features. Overall core recovery averaged 95%.

     Micon considers that the sampling procedures used by Santa Elina have provided representative samples of the deposit being tested. Micon is not aware of any drilling, sampling or recovery factors that could materially affect the accuracy of the results obtained. The Chapada database, which incorporates all drilling performed since 1976, contains 47,939 individual sample intervals.

Sample Preparation, Analyses and Security

     Sampled core is sawn in half, with one half being retained and the other being submitted for sample preparation and assay. The entire half-core submitted for analysis is first reduced in size to minus 1/4 inch in a jaw crusher, and is then further reduced to minus one millimetre in a roll crusher. The crushed product is split into three portions, two of which are retained. The third portion is ground to minus 150 mesh and the ground pulp is split in order to provide a 500-gram sample for assay. The remainder of the pulp is retained.

     The principal assay  laboratory  used by Yamana is Geolab,  located in Belo
Horizonte, Brazil, although another Brazilian laboratory, Nomos, was used to analyze samples obtained from the shallow saprolite drilling conducted in 1995.
Geolab was founded in 1967 and is now part of the ALS Chemex laboratories group, although it was not in 1996. It is Micon's understanding that the ALS Chemex laboratories group has obtained ISO 9002 certification. Geolab used the following analytical procedures: (i) copper assays were performed by four-acid digestion with AA finish on a sample of 0.25 grams; and (ii) gold content was performed by fire assay, also with AA finish, on a sample of 30 grams.

     The chain of custody of drill core samples is as follows. Core is placed in wooden storage boxes at the drill rig under the  supervision of  geotechnicians.
The core  boxes are  transported  to the  sample  preparation  facility  in Alto
Horizonte (an  office-warehouse-bunkhouse  complex in a walled compound),  where
the  core  is  logged   for   geotechnical   characteristics   and  is   scribed
longitudinally  prior to being sawn in half.  Sawing  takes  place at a separate location,  two blocks  from the sample  preparation  facility,  because of noise considerations  in the  surrounding  residential  area.  The  sawn  core is then replaced  in the core boxes and  returned  to the sample  preparation  facility, where it is logged  geologically  by  geologists.  The core is then divided into individual sample lengths,  typically of 1.5 metres. Shorter or longer intervals may be selected to honour lithological contacts or other geological features.

     After logging,  the half-core  selected for assay for each sample  interval
undergoes  the  sample  preparation   procedure   described  above.  The  sample
preparation facility located at Alto Horizonte is capable of preparing about 400 samples  per week.  The sample  pulps  prepared  are  transported  to the Geolab laboratory in Belo Horizonte for assay.  During  periods of peak  drilling,  the number of half-core  samples  submitted for preparation  exceeds the capacity of the sample preparation  facility.  At such times, either: (i) complete half-core which is in excess of the capacity of the preparation facility is sent to Geolab for both sample  preparation and assaying;  or (ii) half-core is crushed to only minus 10 mesh at Chapada,  before  being  forwarded  to Geolab for final  sample preparation.

     It is Micon's opinion that all sampling, sample preparation and assaying activities have been performed by procedures which are in standard use within the industry, and that these procedures have been properly applied. The security procedures employed are commensurate with the relatively low concentrations of mineralization contained within the samples.



                                      -31-

Data Verification

     The following three basic techniques of data verification have been employed, which are all practices which are generally accepted within the industry: (i) the insertion of standards, blanks and duplicates into the stream of samples submitted for assay; (ii) the submission of duplicate samples to a second laboratory; and (iii) reviews by independent consultants of the quality assurance-quality control procedures employed, and also of the accuracy of the assay database.

Standards, Blanks and Duplicates

     Standards, which are reference samples of agreed metal assay, are inserted randomly into the sample stream in order to check analytical accuracy. The agreed assay of the standards prepared by Santa Elina is the mean of assays conducted by four international laboratories. On average, one standard is inserted in every batch of 20 samples.

     Blanks, which are samples with no mineral content, are inserted randomly into the sample stream in order to ensure that no contamination of samples is occurring during the sample preparation process. On average, one blank is inserted in every batch of 20 samples.

     Duplicates, which are second samples prepared from the same pulverized pulp, are inserted randomly into the sample stream in order to check analytical precision. On average, one duplicate is inserted in every batch of 40 samples.

     If any standard, blank or duplicate assay returns an unacceptable result, the control sample and the five drill samples on either side are re-sampled and re-assayed. It is also understood that the assay of a standard sample is regarded as unacceptable if it falls beyond two standard deviations from the accepted mean. Yamana understands that failure of standards and duplicates resulted in a requirement to re-sample and re-assay 1,520 samples. The assays of blank samples failed approximately 3% of the time.

     The insertion of standards, blanks and duplicates into sample streams is standard practice. These procedures are proper and fully acceptable.

Analyses by Second Laboratory

     Yamana intends to adopt Santa Elina's practice of submitting to a second laboratory duplicates of 5% of the samples obtained from the zone of potentially economic mineralization. The Cone laboratory in Colorado is used for this purpose. On average, the copper assays reported by Cone were 7% lower than the Geolab assays, while, for gold, Cone was 2% higher than Geolab. The discrepancy in the average duplicate copper assay is regarded by Micon as being marginally beyond the generally accepted limits of reasonable agreement. In an overall economic sense, however, the effect of this discrepancy is somewhat offset by the difference in the average gold assay, which is in the opposite direction to the difference in average copper assay.

Independent Reviews

     The following three independent reviews have been conducted on the sampling and/or data verification procedures:

     o The Winters Company ("Winters") visited the Chapada site while the 1996 drilling program was in progress, in order to review drilling and sampling procedures, and the geological interpretations being made by the project staff. The Winters report made a number of recommendations in all areas, including drilling, sampling, sample preparation and geological interpretation. Santa Elina reports that it addressed most of these recommendations. In general, however, Winters expressed reasonable satisfaction with all of the procedures being followed by Santa Elina.

     o Also in 1996, K. A. Lovstrom ("Lovstrom"), a consulting geochemist of Tucson, Arizona, reviewed Santa Elina's quality assurance-quality control program with respect to sampling and assaying procedures.



                                      -32-


          Lovstrom's   ultimate   conclusion  was  that,   based  on  Lovstrom's
          evaluation of quality  control data provided by Chapada project staff, the  database  is of  sufficient  quality  for a bankable  feasibility study.

     o In 1997, IMC reviewed the Chapada database and Santa Elina's data verification procedures, as part of its overall assignment to review the Chapada block model and develop open pit mining plans. IMC concluded that the database is of sufficient quality for a feasibility level study.

Conclusion with Respect to Data Verification

     Micon opined that the data verification procedures are fully in accordance with accepted industry practice. The use of these procedures, however, has identified the following three areas in which the assay data display some degree of inconsistency: (i) on average, Geolab's copper assay on standard samples is 8% higher than the accepted mean assay; (ii) on average, Geolab's copper assay on duplicate samples also analyzed by Cone is 7% higher than Cone's copper assay; and (iii) on average, the copper assays obtained from the more recent drilling are 6% higher than those obtained from older drilling in the same area.

     There is an implication in these  observations  that the copper assays used in the Chapada  database may  potentially be subject to a modest  positive bias.
While the effect of a positive copper bias may be partially offset by a possible small negative bias in the average gold assay,  Micon  recommended that attempts should be made to resolve  this  matter,  prior to  committing  to a  definitive feasibility  study.  It is unlikely that  re-assaying of the existing pulps will provide  appropriate  information,  since the pulps are likely to have  suffered oxidation in the meantime.  Micon recommended,  therefore,  that a number of new holes (not less than 20) be drilled on a carefully chosen pattern; that the core be sampled and the samples prepared using the same procedures as those in effect in 1996, and that duplicate samples of the prepared pulps be sent for assay to a
total  of  five  laboratories,   including  Geolab,  Cone  and  a  third  umpire
laboratory.

Mineral Resources and Mineral Reserves

     The following table sets forth the estimated Mineral Resources for the Chapada deposit as at July 19, 2003.

                      In Situ Mineral Resources(1)(2)(3)(4)

                                                                               Grade
                                                --------------------------------------------------------------------
        Category                 Tonnes             Copper                 Gold                Copper Equivalent
                                (million)            (%)            (grams per tonne)                 (%)
                                ---------            ---            -----------------                 ---
Measured                           29.01             0.374                 0.294                    0.509
Indicated                         405.56             0.325                 0.241                    0.436
Measured + Indicated              434.57             0.329                 0.245                    0.441
Inferred                          250.78             0.252                 0.152                    0.322
---------------
(1)  The Mineral  Resources  for the Chapada  deposit set out in the table above have been  prepared  by Santa  Elina and  reviewed  by Micon.  The  Mineral
     Resources  are  classified  as Measured,  Indicated  and  Inferred  Mineral
     Resources  and have  been  prepared  in  compliance  with  the CIM  Council
     Standards on Mineral  Resources  and Reserves  Definitions  and  Guidelines
     adopted by the CIM Council on August 20, 2000.
(2)  The Mineral  Resources were estimated using a cut-off grade of 0.19% copper equivalent.  The metal prices used for the Mineral Resource  estimation are
     US$0.90 per pound for copper and US$300 per ounce for gold.
(3)  Mineral Resources have been estimated in situ. No account has been taken of external dilution or mining losses.
(4)  Mineral  Resources which are not Mineral Reserves do not have  demonstrated economic viability.


     A feasibility study was conducted on the Chapada deposit in 1998 (the "Kilborn Report"). The Kilborn Report concluded that 35,300 tonnes of material could be processed per day, or 12.7 million tonnes per year, for a period of 15 years. The average life-of-mine grade of the mill feed was estimated at 0.385% for copper and 0.307 grams of gold per tonne with higher grades of 0.47% for copper and 0.45 grams of gold per tonne in the first five years. The Company intends to update the Kilborn Report in a feasibility study.

Mineral Processing and Metallurgical Testing

     A significant amount of metallurgical testwork has been performed on samples taken from the Chapada deposit, with the first preliminary work being conducted in 1975. The testwork, which has used samples representative of all of the major mineralized rock types, has included: mineralogical examinations; grindability testing and the determination of Bond work indices; studies of the relationship between grind size and metallurgical recovery, including an evaluation of regrinding the rougher flotation concentrate; flotation testwork, including evaluation of reagents, pulp density, pH and residence time; and settling tests.

     The testwork has indicated that a readily-saleable gold-bearing copper concentrate can be produced by flotation, with overall average recoveries of approximately 90% of the copper and 62% of the gold contained in the mill feed. The flotation concentrate is projected to contain 26% to 28% copper and 16 to 20 grams of gold per tonne, with no material presence of deleterious impurities.

     In the Kilborn Report, Kilborn selected a process flowsheet consisting of the following principal elements:

     o Crushing of run-of-mine material to minus 165 millimetres in a gyratory crusher, at a design feed rate of 35,300 tonnes per day or
          12.7 million tonnes per year.

     o Two stages of grinding, with a SAG mill and a ball mill arranged in series. The ball mill will operate in closed-circuit with cyclones, to produce a product with a design size of 80% passing 150 microns.

     o A flotation circuit consisting of rougher/scavenger flotation cells, a regrind tower mill, cleaner flotation cells, a second cleaner column flotation cell, and cleaner/scavenger flotation cells. The regrind mill is designed to treat the rougher/scavenger concentrate, the cleaner scavenger concentrate and the second cleaner tail. The regrind mill will operate in closed-circuit with cyclones, producing a product with a design size of 80% passing 45 microns. The regrind cyclone overflow is fed to the first cleaner flotation cells. The rougher/scavenger tailings are discharged to the final tailings sump, as are the tailings from the cleaner scavenger circuit.

     o    Concentrate thickening and filtration facilities.

     o An impoundment for the storage of tailings, and facilities for the recycling of process water.

     Micon is of the opinion that the Kilborn report has demonstrated the technical feasibility of producing a saleable copper concentrate from the Chapada deposit.

Environmental Studies

     In 1996, environmental baseline studies were carried out in the Chapada area. Studies of acid rock drainage potential and the quality of the liquid portion of the tailings stream were performed in 1996 and 1997. Generally, these studies indicated that:

     o waste rock from the open pit has sufficient effective neutralizing capacity to consume any acid generated and, hence, that selective waste handling requirements are likely to be minimal;

     o unprocessed mill feed material has significant acid rock drainage potential, but five of the seven samples tested exhibited excess neutralization capacity;

     o solid mill tailings are likely to be acid generating if exposed to air, because of the presence of residual sulphides; and

     o the quality of the liquid tailings effluent was good, with all parameters tested meeting Brazilian standards after a settling time of 30 days. Some parameters exceeded surface water quality standards at settling times less than 30 days.

     In November 1996, Geomina Consultants of Goiania compiled an environmental impact report. As reported to Yamana, the environmental impact report received the full support of the local community during a public meeting and was then approved by the state environmental agency. Further, Yamana understands that Santa Elina reported that the Initial Environmental Licence for the Chapada project was approved in November 1999, and that the construction licence was issued in April 2001.

Conclusions and Recommendations

     Micon has advised that the engineering studies performed to date, which include a substantial amount of metallurgical testwork, have demonstrated the technical feasibility of producing a readily-saleable gold-bearing copper concentrate from the Chapada deposit. Yamana anticipates that a portion of the copper concentrate produced could be sold to Caraiba Metais, a Brazilian smelter that currently imports copper concentrate, with the balance of copper production shipped to smelters in Europe or North America. For the purposes of its analysis, Micon assumed that substantially all copper concentrate would be shipped to smelters in North America and Europe and considered transportation and smelting charges, including refining of gold. The most recent economic analyses conducted on the basis of the engineering studies have indicated that the production of a copper concentrate is also potentially economically viable. Micon has concluded that the Chapada Project should proceed to the stage of an up-to-date definitive feasibility study.

     Yamana believes, in light of the Kilborn Report and information provided by third parties to Santa Elina relating to construction costs of the mine, that the capital expenditures required to bring the Chapada Project to production will be approximately $135 million. The estimate of total cash operating costs, averaged over the life of the mine is $5.08 per tonne of material processed, with the highest grade portion of the deposit being mined initially (70 million tonnes grading 0.47% copper and 0.45 grams of gold per tonne being mined as a starter pit in the first five years). Yamana's estimate of capital expenditures is affected by changes in currency exchange rates in respect of the United States dollar and the Brazilian real.

     Yamana intends to allocate $1.5 million to the following work as the next stage in the development of the Chapada Project:

     o    Additional  engineering studies,  including  metallurgical testwork to
          evaluate   the   economics   of  reducing  the  mica  content  of  the
          concentrate.

     o    Preparation of a definitive feasibility study.

     Micon concluded that the proposed expenditure is both adequate to achieve the identified objectives and fully warranted. As recommended by Micon, Yamana plans to address the following two matters:

     o    Resolution of the discrepancies in average copper assay;

     o Re-estimation of contained resources using model blocks and assay composites with a 10-metre vertical dimension in order to more closely represent the probable height of a mining bench. This recommendation was made by IMC and is endorsed by Micon.

Sao Francisco and Sao Vicente Properties

     The disclosure under the headings "Narrative Description of the Business - Mineral Projects - Sao Francisco and Sao Vicente Properties" and "Narrative Description of the Business - Mineral Projects - Fazenda Nova/Lavrinha Property" has been derived from a technical report dated July 4, 2003 entitled "A Preliminary Feasibility Study of the Santa Elina Gold Project Composed of the Sao Francisco, Sao Vicente and Fazenda Nova/Lavrinha Properties in Brazil for Santa Elina Mines Corporation" prepared by Velasquez Spring, P.Eng., Senior Geologist, G. Ross MacFarlane, P.Eng., Senior Associate Metallurgical Engineer, John R. Sullivan, P.Geo., Senior Associate Geologist, and Michael W. Kociumbas, B.Sc., Vice-President and Senior Geologist, of WGM.

Property Description and Location

     The Sao Francisco and Sao Vicente properties are located in the extreme western portion of Mato Grosso State in west central Brazil, very close to the Bolivian frontier some 560 kilometres west of the capital city of Cuiaba. Sao Francisco consists of four contiguous exploration permits totalling 35,446 hectares in area granted between 1980 and 1982 by the Departamento Nacional da Producao Mineral, Brazil's department of national mineral production. An application for mining permits was made in respect of the Sao Francisco properties in 1994 and remains pending. Sao Vicente consists of three contiguous mining permits totalling 28,980 hectares in area.

     Under Brazilian law, a 1% NSR is payable on gold production to various levels of government.

     As a historic operation, Sao Vicente has seen a certain number of environmental studies since production began in 1985. Water quality has been monitored and some mined areas revegetated. In addition there have been vegetation, wildlife, hydrology and pit stability studies. Studies planned prior to or coincident with developing a new operation include ones to determine acid rock drainage generation potential and specific revegetation procedures for different areas of the operation. A short form Environmental Impact Study ("EIS") was submitted to FEMA-MT, the Mato Grosso State environmental agency, in February 1997. It was approved with certain conditions, largely revolving around monitoring activities and provision of a reclamation/closure plan. The operating license has expired.

     A substantial amount of environmental study, analysis and regulatory review has also been performed in support of the Sao Francisco project. These activities have focused on collecting environmental baseline information for an EIS and evaluation of Brazilian environmental law, regulations and technical standards that are applicable to the project. Although the project lies within the surface area of two cattle ranches (Fazenda Eunice and Fazenda Cachoeira), there are no villages or cattle grazing in the immediate area.

     Field studies of vegetation, wildlife, culture, archaeology and hydrology, among other natural resources, were carried out in order to obtain site-specific data. Samples of surface water, soil, aquatic biologic, fish, etc., were collected for an EIS which was prepared and submitted to FEMA-MT in November 1997. A public meeting was held in June 1998. An Environmental Control Plan, based on FEMA-MT requirements and a Construction License was issued in December 2001. An application must be made for an Operating License and studies prepared regarding acid rock drainage potential and other heap leach related issues. In addition, one condition of the Construction License is the preparation of a reclamation/closure plan.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

     There are several daily commercial flights linking Cuiaba to major Brazilian cities. From Cuiaba access is by road or by charter flights to airstrips at both properties. There is a 1,250 metre paved runway at Sao Vicente and a gravel airstrip at Sao Francisco. The Sao Francisco airstrip will require upgrading to enable safe and reliable regular service. Sao Vicente is accessible by a 125 kilometre long road (90 kilometres are paved) from the town of Pontes e Lacerda that is in turn linked to Cuiaba. Sao Francisco is accessible via a 58-kilometre gravel road from Sao Vicente.

     The climate of the area is tropical to semi-tropical with hot rainy summers, daily maximums in the range of 30(degree) Celsius to 35(degree)
Celsius, and cooler dry winters with daily maximums in the range of 16(degree) Celsius to 20(degree) Celsius. The summer rainy period starts in December and continues through March.

     The town of Pontes e Lacerda, 125 kilometres from Sao Vicente by road, with a population of 40,000 is the closest full service community. Besides small-scale mining, other industries in the area are agriculture, cattle ranching, latex production for the rubber industry and tile and brick manufacturing.

     No national electrical service is available at the properties; the closest national grid power source is at Pontes e Lacerda approximately 50 kilometres from Sao Francisco. Electrical power for the previous mining operation at Sao Vicente was provided by company diesel generators. Sufficient water to supply the proposed mining operations is available at both sites. Santa Elina has permits in place for water use at Sao Vicente.

     Sixty homes, dormitories, a school and other basic facilities remain on site at Sao Vicente from the previous mining operation and are in serviceable condition but will be subject to certain rehabilitation work. A small number of care and maintenance personnel live on both the sites. It is proposed that the Sao Vicente mining facilities serve the combined Sao Francisco-Sao Vicente operation with daily travel to and from Sao Francisco.

     Since the suspension of operations in 1997, some of the site production facilities have been removed to other projects. The dredge from the previous alluvial operation remains on site as well as the jigs, thickener, and carbon circuit from the milling operation. At the townsite, there are a maintenance garage, limited pilot test facilities and a laboratory, all of which will require upgrading to support future operations.

     The physiography of the Sao Francisco and Sao Vicente projects is characterized by a mountain range, part of the Aguapei Mobile Belt and Mafic Arc, which follows the Brazil-Bolivia border. The range, in the vicinity of the projects, forms a prominent ridge some 800 metres in elevation that strikes approximately N30(degree)W and is some 20 kilometres wide. The ridge stands out from the plains with a gentle slope on the western side towards Bolivia with the east side forming a prominent vertical, to near vertical, cliff-like escarpment that extends for more than 200 kilometres within the Aguapei Mobile Belt.

     The Sao Vicente and Sao Francisco deposits occur on gentle slopes of Sao Vicente ridge, a subdued hill surrounded by a broad, flat plain drained by a few major creeks. Vegetation consists of mixed forest, savanna, and open fields. The existing tailings storage and waste disposal sites at Sao Vicente and the proposed sites at Sao Francisco are on the flat plain adjacent to Sao Vicente ridge and they offer ample room to meet the needs of the planned future mining operations as well as ample room for the planned heap leach pads. Sufficient surface and groundwater are available to supply the planned mining and processing operations. Surface rights for both properties are owned by Santa Elina Desenvoluimento Mineral S.A.

History

     Gold was first discovered in the area in the 1700s and mining at Sao Francisco began with black African slaves. The area became the first significant gold mining district in Brazil, and the nearby settlement Villa Bela was at that time named the capital of Mato Grosso State. The district reportedly produced and shipped to Portugal some 60 to 70 tonnes of gold between 1720 and 1830. Remnants of this period of mining activity can be seen on the Sao Francisco property in the old building foundations, the ruins of a church and a water dam and aqueducts used to transport water for the placer mining operations. A portion of the Sao Francisco concession area has been set aside as a national archaeological site.

     In the mid-1970s, garimpo (artisanal mining) activity began in the area, and, in 1977, Santa Elina began acquiring property in the Santa Elina gold belt and commenced dredging/placer mining in 1983. Approximately 76,000 ounces of gold were produced by placer mining at Sao Vicente. Hard rock mining at Sao Vicente produced an additional 110,810 ounces of gold by flotation and gravity methods in the period from 1995 to 1997.

     In 1996, Echo Bay purchased 43% of Santa Elina and jointly Echo Bay and Santa Elina carried out a number of exploration programs including more detailed diamond core drilling and reverse circulation drilling of both the Sao Francisco and Sao Vicente deposits. Mineral resource/mineral reserve estimations and associated preliminary feasibility studies were subsequently carried out.

     In 1998, the ongoing metallurgical tests for heap leach processing were completed that indicated the process to be viable. In 2002, Santa Elina re-examined the 1997 studies for each property. That resulted in the capital expenditure estimates being significantly reduced for each deposit, in large part because of currency devaluation.

Geological Setting

     Both Sao Vicente and Sao Francisco are shear hosted lode gold deposits. They are epigenetic, structurally controlled, and composed of narrow, 1 centimetre to 5 centimetres wide, quartz veins containing free gold. The veins and vein systems/stockworks both parallel and crosscut the bedding planes and appear to represent separate but closely related mineralizing events.

     The regional geological setting for the Sao Vicente mine, the Sao Francisco project and numerous other gold occurrences that comprise the Santa Elina gold belt of central west Brazil and east central Bolivia is the Aguapei Mobile and Mafic Arc Belt. This belt follows a major crustal-scale break or shear zone separating the Amazon Craton of Archean-age (3,800 to 2,500 million years ago) on the east from the Paragua Craton of Proterozoic-age (2,500 to 1,600 million years ago) on the west. The belt extends more than 600 kilometres in a NNW-SSE direction and is characterized by a prominent mountain range made up of a 1,200 metre thick sequence of Proterozoic-age sedimentary rocks known as the Aguapei Group. The Aguapei Group, the host rocks for the gold mineralization, is a sequence of texturally and mineralogically supermature detrital sediments made up of braided river facies, eolian (wind-deposited) dunes, and shallow marine platform facies. Southward along the belt, the lower part of the Aguapei Group contains interbedded volcanic units and basic sills and dykes (that may be thrusted from the east).

     The Aguapei Group unconformably overlies the central part of the Amazon Craton (Brazilian Precambrian Shield), locally known as the Xingu Complex. The complex contains lower Proterozoic volcano-sedimentary belts elongated in a NW-SE direction and surrounded by Archean metamorphic rock masses. The volcano-sedimentary belts and the Xingu Complex have both been intruded by large bodies of granitic rock. The flat area surrounding the mountain range is believed to be mainly underlain by the Xingu Complex but most of the area is covered by residual soils with few outcrops and poorly known geology. Prolonged and deep erosion of this continental mass during Proterozoic time was accompanied by the development of basins in which were deposited the 1,200 metre thick Aguapei Group of sediments. These sediments, now metamorphosed, have been mapped over a 300 kilometre strike length in Brazil, continues southwards into Bolivia for at least another 200 kilometres, and then passes again into Brazil.

     Structurally, the Aguapei Group rocks have been subjected to a NW-SE compression that folded the eastern edge of the belt into a series of broad to tight folds. These folds form NNW-SSE ridges that run parallel to the axis of the mobile belt. Faulting, fracturing and shearing have also developed, some running parallel to the axis but with at least one well-developed NE-SW fracture system that crosscuts the regional trend. The mountain range is bounded on both sides by faults, with the fault on the east dipping away from the range at a shallow angle. This fault separates the Archean basement on the east from the Proterozoic metamorphosed sediments on the west. The internal part of the Aguapei Mobile Belt away from the mountain front contains extensive plateaus of Aguapei Group rocks that show little or no deformation.

     The known bedrock gold deposits and occurrences in Mato Grosso State are separated into two districts: the Sao Vicente Borda district and the Pontes e Lacerda district (to the south of Sao Francisco).

Sao Vicente Property

     The local host rocks consist of tightly folded, steeply dipping meta-arenites (metamorphic sandstones) of the Fortuna Formation, which is the basal unit of the Aguapei Group. The meta-arenites are composed mainly of fine to grit sized quartz grains with a small amount of intergranular sericite, muscovite and chlorite, representing the alteration products of a former clayey matrix. The meta-arenites are interbedded with meta-conglomerates (old pebble beds) and thin discontinuous lenses of purplish-coloured meta-pelites (metamorphic mudstones). The meta-conglomerates are typically up to 20 or 30 metres thick and traceable for several hundred metres along strike. They are composed of poorly sorted, subangular to rounded quartz and quartzite pebbles surrounded by what was originally a clayey groundmass.

     The basement beneath the Aguapei Group is comprised of a lower to mid Proterozoic sequence of fine-grained metamorphic sedimentary, volcanic, and banded iron formation units, all of which have been intruded by granitic and mafic rocks.

     The Fortuna Formation has been progressively folded, faulted and sheared, and fractured from deformational events related to compression and buckling along the Aguapei Tectonic Front. Initial deformation resulted in large symmetrical folds with axes striking NW-SE and traceable for hundreds of metres along strike and enclosing tight metre-sized folds oriented similar to the larger folds. Subsequent deformation ruptured the folds and formed major mylonite shear zones up to 60 metres wide, parallel to the folding, and traceable for hundreds of metres along strike. Final deformation was the formation of extensive flat to gently dipping fractures along which higher-grade gold-bearing quartz veins and silicified zones were emplaced.

     The gold-bearing quartz veins display sericite and minor chlorite alteration. However, there have been no microscopic or other systematic studies of alteration. Significant weathering, caused by the penetration of surface waters along major structures, is occasionally visible to a 200-metre depth.

Sao Francisco Property

     The local host rocks consist of fine- to coarse-grained meta-arenites (metamorphic sandstones), with locally reddish-coloured meta-pelites (metamorphic mudstones) and occasionally meta-conglomerates (old pebble beds) of the Fortuna Formation, the basal unit of the Aguapei Group. The meta-conglomerates are composed of quartz pebbles and grains set in a siliceous sandy matrix. Primary sedimentary structures such as cross-bedding, graded bedding and ripple marks are commonly observed.

     The rock units are folded into a series of broad folds that can be traced over several kilometres. The folds trend NNW-SSE and plunge NW. They are faulted and sheared, generally parallel to the folding, and crosscut by fractures that strike WSW-ENE. All rocks at Sao Francisco and at Sao Vicente have been subjected to low-grade metamorphism.

     Mineralization is enclosed by a hydrothermal alteration zone ("HAZ"). The HAZ occurs as a regular steeply dipping tabular zone; the depth of the HAZ has yet to be defined by drilling. Alteration associated with mineralization in the HAZ consists of silicification and occasional sericite and chlorite.

Exploration

     No significant exploration has been carried out on either property since 1997. Exploration work was conducted on both properties between 1985 and 1997 by Santa Elina or companies working for or with Santa Elina.

Mineralization

Sao Vicente Property

     Gold mineralization at Sao Vicente occurs for more than 1,000 metres in two parallel NW-SE trending zones along the flanks of an anticline (convex-upward fold). These zones are within a larger regional area of shearing - 10 kilometres long by 2 kilometres wide - and characteristically proximal to the major regional shear zones.

     Most of the gold occurs in millimetre to several centimetre-thick quartz veins that cut the host rocks in two prominent directions. One is sub-vertical in association with mylonite shear zones sub-parallel to foliation in the meta-arenite host rocks. The other is flat to shallow dipping and cross-cuts the foliation and bedding of the host rocks. The concentration of gold is directly related to the frequency of the two structures. Gold is closely associated with quartz, to a lesser extent pyrite, and to a very small extent, arsenopyrite. Sericite and minor chlorite are common accessory minerals. Throughout the deposit, free gold is common and is visible as fine to coarse grains, some up to 10 millimetres in diameter. This gold is commonly described as "gravimetric gold" because of the historic gravimetric method used during the assaying for gold and for the mining method used to recover it. The fine gold that occurs in sericite, sulphides and silicates is collectively described as "chemical gold". A significant

"nugget" effect is present. The contact between weathered (oxide-bearing) and unweathered (sulphide-bearing) rocks is highly irregular due to locally deep penetration of surface waters along major structural breaks.

Sao Francisco Property

     Gold mineralization in the folded Aguapei Group metasediments at Sao Francisco occurs in epigenetic, quartz-filled shear zones generally along the foliation that is oriented parallel, or subparallel and proximal, to the axis of the folds and in later, flat to shallow dipping quartz veins and infilled shear zones that cut the primary bedding of the host rocks. The gold occurs always as free gold, frequently as coarse nuggets measuring several millimetres in diameter within the quartz, as laminations along the fracture planes, and within limonite boxwork after pyrite and arsenopyrite. Pyrite and arsenopyrite commonly occur at depth and form the gangue minerals in the unweathered sulphide horizons. A significant "nugget" effect is present.

     Within the deposit two zones are recognized. The Upper Zone occurs from surface to 130 metres vertical with mineralization grading approximately 0.90 grams of gold per tonne. The grades are regularly distributed within meta-arenites containing abundant interbeds of meta-pelite. The Lower Zone is a higher grade zone below the Upper Zone within meta-arenites having lesser meta-pelite interbeds. Grades range from 1.86 to 58.0 grams of gold per tonne.

     Higher grade gold mineralization also occurs where narrow 1 to 5 centimetres wide quartz veining is intense and cross-cuts the bedding (possible extensional fractures), producing a stockwork-like appearance. Four sets of vein systems have been identified.

     The major shear zones provided the conduits for the gold solutions that were then trapped in the flanks of the anticline (saddle and leg reefs) or at contacts of contrasting permeability. These major shear zones have played an important role in the deposition of the gold as shown by the close proximity of gold to these structures in near vertical bodies along the major alteration zones.

     The HAZ that contains the mineralization is a relatively regular, steeply dipping tabular zone which extends to levels below the drilling performed to date. Within the HAZ, mineralization is localized by: tensional and shear quartz veins; mylonite bands with sulphides; macroscopic folds (ie. visible in hand specimen without a microscope); and strain softening zones.

     The highest elevation of the mineralization is 800 metres above mean sea level and the lowest 450 metres above mean sea level. It is 1,800 metres long, 150 metres wide and 350 metres deep (still open at depth).

Drilling

Sao Vicente Property

     Santo Elina drilled 30,990 metres in 226 drill holes between 1985 and 1997. Part of this work was in support of ongoing production. Two hundred and twenty-four holes were diamond-core drill holes and the other two were reverse circulation drill holes, totalling 318 metres. All the drilling was carried out on the deposit or the possible immediate extensions of it and the drill core was either NQ (47.6 millimetre diameter) or HX (76.2 millimetre diameter) in size. The drill holes are predominantly inclined holes (paralleling the cross section lines) at various dips from both directions, and many of the deeper holes have been drilled as a fan from a single set-up location. Core recoveries were above 95%. Drilling was carried out by Brazilian contractors.

     Core recoveries, measurements of rock quality determination ("RQD"), and geologic descriptions (including lithology, alteration and mineralization) were all made before the core was sampled.

     The geology and controls on gold mineralization are similar to the Sao Francisco deposit. Although six structural/lithological domains were identified, the definition of the HAZ outline was considered to be the most important feature controlling the gold mineralization. As with Sao Francisco, the HAZ boundaries were initially digitized into the model and a 3-D triangulated solid was generated and used to constrain the grade interpolation. For the final resource estimate, Lynn Canal Geological Services used an indicator method to define the HAZ ore shell. The basic separation was to flag assays as being either inside or outside of this zone to generate an envelope of continuous mineralization and to ensure that information from holes outside was not used to interpolate grades inside the shell. This also limits the potential for smearing and diluting of grade inside the HAZ.

Sao Francisco Property

     A total of 50,917 metres in 334 drill holes, all by Santa Elina, has been completed on the deposit and immediate area. All diamond drill core was either NQ (47.6 millimetre diameter) or HX (76.2 millimetre diameter) in size and core recoveries were above 95%. Reverse circulation drilling accounts for 8,951 metres of total, and 6 of the core holes were drilled for metallurgical purposes. The resource area was drilled on a 25 metre by 25 metre grid. The drill holes are a combination of vertical and NE and SW inclined holes (mostly at an angle of 60(degree)). Drilling was carried out by a variety of Brazilian contractors.

     Specific gravities were calculated in the classic manner of weighing in air and weighing in water of a paraffin coated section of core.

     Core recoveries, measurements of RQD, and geologic descriptions (including lithology, alteration and mineralization) were all made before the core was sampled.

     Five lithological units have been identified at Sao Francisco; however, it is believed that they play a relatively minor role in the mineralization and grade distribution in the deposit. The one important distinction is to separate out the saprolite (highly weathered and decomposed bedrock) material from the rest of the units. By far the greatest control over the mineralization is the identification of a HAZ. The basic separation had been to flag assays as being either inside or outside of this zone. The HAZ was digitized into the model in previous resource estimates and a 3-D triangulated solid was generated and used as boundaries for grade interpolations. This separation of inside and outside the HAZ was done to ensure that information from holes outside the HAZ was not used to interpolate grades inside the HAZ during the block modelling process and to ensure that grades were not interpolated into areas with limited drilling information. The gold grade of the mineralization is about 15 times higher inside the HAZ than outside.

     Other major logged attributes such as alteration, sulphide content, presence of gold nuggets, occurrence of sericite, kaolin and hematite and the abundance of quartz were looked at in detail recently (2003) by FSS Canada Consultants Inc. ("FSS") to determine their impact on grade distribution, particularly within the HAZ. The presence of one or more of these attributes almost always indicates a higher gold grade and these subdivisions within the HAZ were used in the grade interpolation.

     Five geologic zones with distinct gold grade distributions were identified and studied with variography by FSS; four of these were within the HAZ and one was outside the HAZ. Each drill hole sample interval was assigned to one of the five zones and this information was used to provide a 3-D prediction of the location of the geologic zones. The conclusion was that all four HAZ zones do have spatial continuity, indicating that geologic zones, defined largely on statistical grounds, should be correlatable and a sectional geological interpretation of these zones should be possible. These zones should also be separable during mining in the open pit. A better definition of the zones will improve the local accuracy of the resource estimate, which is essential when completing the final mine plan. WGM audited the work completed by FSS and agreed with its conclusions and the parameters used.

Sampling and Analysis

     Similar sampling procedures were carried out at Sao Vicente and at Sao Francisco.

     Samples from both projects are predominantly drill core (HX-size 76.2 millimetre diameter or NQ-size 47.6 millimetre diameter) with a lesser number of chip samples from reverse circulation drill holes. At Sao Vicente, 226 holes were drilled and sampled; at Sao Francisco, 334 holes were drilled and sampled. At both projects, holes in the resource areas were drilled on 25 metre x 25 metre grids. Core recoveries averaged better than 95% for both projects.

     The HX-sized core was split and 11 kilogram samples collected at 2 metre intervals from one-half the core. The NQ-sized core was also sampled at 2 metre intervals but the entire core was used in order to provide an adequate sample size.

     Concerns  about the gold  nugget  effect  in  sampling  led Santa  Elina to develop specific sampling protocols. Samples were crushed on site to quarter-inch and pulverized to minus 2 millimetres in a hammer mill. A fraction of this was saved for ore characterization, the rest was panned to remove the so-called "gravity" gold (+150 mesh), which was then amalgamated and assayed at the Sao Vicente mine laboratory facilities. The heavies that remained after amalgamation were assumed to contain no gold but were captured and saved. The entire pan tailings were collected, dried, and split to a 1.8 kilogram sample and shipped to the NOMOS laboratory in Rio de Janeiro for gold analysis of a 50 gram sample by fire assay with an AA finish. The value obtained from this assay was termed the fine or "chemical" gold assay. Therefore, each 2 metre interval has two assays, gravity and chemical, and the sum of them is the total gold grade.

     The reverse circulation drill holes were also taken at 2 metre intervals. Sample collection was done using a cyclone installed at the drill rig. One of two splitting devices was set under the cyclone: a "Jones" splitter was used for dry samples, and a rotating hydraulic splitter for wet samples. Both splitters provided for 100% capture of cuttings with division of sample product handled automatically. A portion of this sample was dried and sent to NOMOS and a portion retained on site.

     Past sampling procedures were audited in 1997 by an independent geochemical consultant, Kenneth Lovstrom of Tucson, Arizona. Lovstrom in general found no fault with past procedures, but for the subsequent 1997 drilling program he recommended a more industry standard protocol consisting of new preparation and analytical methods and a system of check sampling.

     At the site, NOMOS set up a preparation and analytical lab. Assaying was done on entire samples using fire assay with an AA finish. In this sample stream there was no "gravimetric" gold assay. Almost two thousand 1997 samples were analyzed using both pre-1997 and 1997 protocols. It was concluded that results were comparable, that the pre-1997 sampling data were reliable, and that, by inference, the "gravimetric" step was not necessary. Some doubt has recently been cast on this conclusion.

     Check assaying was carried out for Santa Elina by Bondar-Clegg in Vancouver and GeoLab in Brazil. The check assay system consisted of the introduction of blanks and standards each 26 samples, duplicates each 10 samples and checks of 5% of the pulps at a second lab. Four of the standards were prepared by Bondar-Clegg in a round robin process with material from Santa Elina's Fazenda Nova project. Mr. Lovstrom concluded at the end of the program in January 1998 that the assay data were acceptable for use in resource estimates.

     In their 2003 Preliminary Feasibility Study report, WGM note that data obtained after January 1998 indicate some further investigation is required regarding the earlier sampling results. A 50 sample set of pulps was subjected to a metallic sieve assaying method followed by fire assay and an AA finish. These results were compared with the historic results using the pre-1997 Santa Elina procedures and the procedures introduced following the quality control audit noted above. Although the small sample population does not allow for definite conclusions, there appears to be a large discrepancy between the metallic sieve assay results and the historic ones - with the metallic sieve assay grades being much higher. In addition, the same data notes that the pre-1997 Santa Elina procedures included deducting 8% from the gravimetric gold assay to account for silver amalgamated with the gold, but earlier reports neglected to mention this step. Based on this information, Yamana believes it is possible the earlier reported grades might be understated.

Security of Samples

     There is no information available regarding specific sample security procedures during sample preparation, analysis and/or transportation. Remaining drill core from both Sao Francisco and Sao Vicente projects is stored under cover at the Sao Vicente project site, as are the sample pulps and rejects.

Mineral Resources and Mineral Reserves

Sao Vicente Property

     The following table sets forth the estimated Mineral Reserves for the Sao Vicente property as at June 12, 2003.

                              Probable Mineral Reserves(1)(2)(3)

                                           Tonnes                     Gold               Contained Gold
                                          (million)             (grams per tonne)           (ounces)
                                          ---------             -----------------           --------
Probable Mineral Reserves                   5.22                      0.96                   161,000
--------------
(1)  The  Mineral  Reserves  for the Sao Vicente  property  set out in the table above have been  prepared by Santa Elina and  reviewed by WGM.  The Mineral
     Reserves are classified as Probable  Mineral  Reserves and are based on the
     CIM,   Metallurgy  and  Petroleum  ("CIM")  Council  Standards  on  Mineral
     Resources  and  Reserves  Definitions  and  Guidelines  adopted  by the CIM
     Council on August 20, 2000.
(2)  The Mineral  Reserves were estimated using a cut-off grade of 0.30 grams of gold per tonne.  The gold price used for the Mineral Reserve  estimation is
     US$375 per ounce. The cut-off grade is based upon historical metal recovery from the property  together with  operating  cost  estimates of US$3.52 per tonne.
(3)  Dilution and mining losses are incorporated in the Mineral Reserves through the cut-off grade employed.


     The following table sets forth the estimated Mineral Resources for the Sao Vicente property as at June 12, 2003.

                                   Inferred Mineral Resources(1)(2)(3)(4)
                              (Excluding Probable Mineral Reserves)

                                         Tonnes                      Gold                Contained Gold
                                       (million)               (grams per tonne)            (Ounces)
                                       ---------               -----------------            --------
Inferred Mineral Resources                11.4                       0.81                    297,000
---------------
(1)  The Mineral  Resources  for the Sao Vicente  property  set out in the table above have been  prepared by Santa Elina and  reviewed by WGM.  The Mineral
     Resources are classified as Inferred Mineral Resources and are based on the
     CIM Council  Standards on Mineral  Resources and Reserves  Definitions  and
     Guidelines adopted by the CIM Council on August 20, 2000.
(2)  The Mineral Resources were estimated using a cut-off grade of 0.30 grams of gold per tonne. The gold price used for the Mineral Resource  estimation is
     US$375 per ounce. The cut-off grade is based upon historical metal recovery from the property  together with  operating  cost  estimates of US$3.52 per tonne.
(3)  Dilution  and  mining  losses are  incorporated  in the  Mineral  Resources through the cut-off grade employed.
(4)  Mineral  Resources which are not Mineral Reserves do not have  demonstrated economic viability.

Sao Francisco Property

     The following table sets forth the estimated Mineral Reserves for the Sao Francisco property as at June 12, 2003.


                              Probable Mineral Reserves(1)(2)(3)

                                                Tonnes            Gold            Contained Gold
                                               (million)    (grams per tonne)        (ounces)
                                               ---------    -----------------        --------
Probable Mineral Reserves
@ 0.34 grams of gold per tonne cut-off          28.876            0.81               753,000
@ 0.19 grams of gold per tonne cut-off          14.505            0.24               112,000
Total Probable Mineral Reserves                 43.381            0.62               865,000
--------------------
(1)  The Mineral  Reserves for the Sao  Francisco  property set out in the table above have been  prepared by Santa Elina and  reviewed by WGM.  The Mineral
     Reserves are classified as Probable  Mineral  Reserves and are based on the
     CIM Council  Standards on Mineral  Resources and Reserves  Definitions  and
     Guidelines adopted by the CIM Council on August 20, 2000.
(2)  The Mineral  Reserves were estimated using a cut-off grade of 0.34 grams of gold per tonne and 0.19  grams of gold per  tonne.  The gold price used for the Mineral  Reserve  estimation is US$325 per ounce.  The cut-off grade is based upon  historical  metal  recovery  from the  property  together  with operating cost estimates of US$3.14 per tonne.
(3)  Dilution and mining losses are incorporated in the Mineral Reserves through the cut-off grade employed.
(4)  The dump leach  material  is at a grade of  between  0.34 grams of gold per tonne and 0.19 grams of gold per tonne and goes directly to heap leach.
(5)  There are 12.42 million tonnes of Indicated Mineral Resources at 0.77 grams of gold per tonne outside of the present proposed pit.


     The following table sets forth the estimated Mineral Resources for the Sao Francisco property as at June 12, 2003.


                     Inferred Mineral Resources(1)(2)(3)(4)
                      (Excluding Probable Mineral Reserves)

                                      Tonnes                     Gold
                                    (million)             (grams per tonne)
                                    ---------             -----------------
Inferred Mineral Resources             15.8                      0.9
-------------------
(1) The Mineral Resources for the Sao Francisco property set out in the table above have been prepared by Santa Elina and reviewed by WGM. The Mineral Resources are classified as Inferred Mineral Resources and are based on the CIM Council Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by the CIM Council on August 20, 2000.
(2) The Mineral Resources were estimated using a cut-off grade of 0.34 grams of gold per tonne. The gold price used for the Mineral Resource estimation is US$325 per ounce. The cut-off grade is based upon historical metal recovery from the property together with operating cost estimates of US$3.14 per tonne.
(3) Dilution and mining losses are incorporated in the Mineral Resources through the cut-off grade employed.
(4) Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

     The mineral reserves and resources for Sao Francisco have been defined entirely by drilling. A previous bulk sample completed by Santa Elina shows grades that are greater than the grades used to calculate the mineral reserves. Yamana intends to conduct a further drilling program of the higher grade deeper zones and the results of that drilling program are expected to provide a better understanding of the overall deposit.

Mining Operations

     The plan developed by Yamana for operations at the Sao Vicente and Sao Francisco sites is for production to begin at Sao Vicente. Sao Vicente would be a three-year gravity-heap leach operation (including development and post mining gold recovery periods) to be followed by development of a nine-year operation at Sao Francisco. Both equipment and workforce would be transferred from Sao Vicente to Sao Francisco as the initial operation is completed and the new site commissioned. The townsite and other facilities already in place at Sao Vicente would be used for both operations with travel over a 58 kilometre road required between the two operations.

     Yamana intends to drill the higher grade deeper zones concurrently with the update to the feasibility study. A production decision on the Sao Vicente property will be deferred pending the results of drilling of the higher grade deeper zones and an increase in reserves at the Sao Vicente and Sao Francisco.

Sao Vicente Property

     A preliminary feasibility study was completed in 1997 to re-establish an operation at the Sao Vicente site. The 1997 study was updated in 2002 to reflect the devaluation of the Brazilian currency to the US dollar and changed due to increased ore reserves, and new estimates for capital and operating costs and new quotations benchmarked from similar operations.

     The short-term operation planned for Sao Vicente includes an open pit mining operation at a stripping ratio of 1.28:1 developed by expanding the existing pit. The pit operation will supply ore to the heap leach operation over a 24-month period requiring a mining rate of 16,400 tonnes per day of combined ore and waste. A total of 5,221,444 tonnes of ore at a grade of 0.96 grams per tonne is to be mined. The primary mining fleet will consist of hydraulic drills and shovels, and articulated 35 tonne trucks. Employees would be a combination of both contracted and company employees. The Whittle designed pit includes slopes at 55(0) with 10 metre benches in waste and 5 metre benches in ore.

     The Sao Vicente operation will be assembled using some of the existing equipment and infrastructure at the site along with the purchasing of new equipment for the mining and processing operations. The operating plan entails starting the Sao Vicente operation and on completion of mining, some of the equipment would be moved to the Sao Francisco site for mine development. Rental equipment would be used, if necessary, at Sao Vicente during the transition period.

     In addition to mining the primary ore, it is also planned to mine the existing jig tailings that are stored on site and reprocess them in the heap leach operation. This mining of the jig tailings would take place over a 10 month period during the initial year of operation with an estimated total of 1,260,000 tonnes reprocessed.

     Based on the metallurgical testwork, a flowsheet was proposed for Sao Vicente that entails crushing of the open pit ore to minus 19 millimetres and screening at 3 millimetres. The coarse fraction would be prepared for heap leaching with the fine fraction subjected to gravity recovery by jigs. The fine fraction would be de-slimed and also prepared for heap leaching. The heap leach would have a 120-day leach cycle.

     The gravity and heap leach operation will be constructed in part at the existing plant site area with some deforestation required for the heap leach site. The existing tailings disposal area and water supply would be used. Construction of the heap layers would include surface grading and PVC covering required to shed water from the circuit during the rainy season. The total operating period for the heap leach is projected to be three years, the mining ending in year two with only the heap operation extending into the third year.

     The projected overall gold recovery for the Sao Vicente operation is 81% with the gravity recovery estimated at 20% and the heap recovery estimated to be 76%.

Sao Francisco Property

     A small-scale demonstration plant is under construction to process the tailings from the Portuguese operations of the 1700s. The operation will process the Portuguese tailings in a hammer mill followed by a sluice or Knelson concentrator to collect a gravity concentrate for amalgamation. The operation is expected to produce 10 kilograms or approximately 320 ounces of gold per month to help offset the interim site maintenance costs as well as support some of the process design criteria for the full scale operation that is planned.

     Based on the Whittle pit design developed from the May 2003 resource block model, the Sao Francisco operation will mine and process over a mine life of nine years 28,800,000 tonnes at 0.81 grams of gold per tonne. The overall stripping ratio will be 1.71. The pit design incorporates a pit slope of 42(degree) in the upper oxidized zone increased to 60(degree) in the unweathered rock, based on previous studies of slope stability. The mine design calls for 5 metre benches in the ore.

     The mining operation will be carried out with hydraulic excavators and 90 tonne haulage trucks with typical pit support equipment to sustain the operation. The mining rate will be 9,600 tonnes per day of ore with a total combined mining rate of 26,000 tonnes per day of ore and waste required to sustain the operation. The head grade is 0.81 grams of gold per tonne.

     The proposed flowsheet includes crushing to a maximum size of 36 millimetres, followed by agglomeration, then heap leaching with a 90-day leach time. The heap leach layers will require surface grading and covering with PVC during the wet season to divert excess rain water. The proposed heap leach cycle time is 120 days. Also, a dump leach operation is proposed for pit material at a cut-off grade of 0.18 grams of gold per tonne that is estimated at an average grade of 0.24 grams per tonne. The proposed heap leach cycle time is 120 days. However, no testwork has been done to support this dump leach operation.

Conclusions and Recommendations

     WGM concluded that Yamana has appropriate operational plans for the Sao Vicente and Sao Francisco projects and that each of the projects hosts gold deposits that can be mined and processed as low cost open pit/heap leach operations. WGM recommended that Yamana carry out feasibility studies on each of the Sao Vicente and Sao Francisco properties. WGM also recommended that prior to committing to a mining plan at Sao Francisco, additional diamond drilling should be conducted to better define the higher grade mineralization encountered at depth and additional metallurgical test work should be completed.

     Yamana plans to spend approximately $500,000 to update feasibility studies on Sao Vicente and Sao Francisco and a further amount of approximately $2,200,000 to drill the higher-grade deeper zones at Sao Francisco. The further drilling would be undertaken concurrently with the update to the feasibility study. Yamana has considered the merits of two different drilling programs, one a surface drilling program and the other an underground drilling program. Yamana would undertake 15,000 metres of drilling and a bulk sample to test grade and metallurgy in the former case. In the other, Yamana would sink a ramp and extend a drift from which drilling of the deeper zones would occur. Yamana favours the surface drilling approach as it is a more cost effective means of allowing Yamana to update the reserve at Sao Francisco by no later than June 2004, which would coincide with a production decision at Sao Vicente and Sao Francisco. These exploration efforts will be funded through internal cash flows.

Fazenda Nova/Lavrinha Property

Property Description and Location

     The Fazenda Nova/Lavrinha property is located in the centre of the State of Goias in central Brazil, some 10 kilometres west of the town Fazenda Nova, or approximately 225 kilometres west of the city of Goiania, the capital city of Goias.

     The project consists of five mining concessions (two are contiguous) containing several gold zones and exploration targets covering a total 3,108.69 hectares. Two of the gold targets, Lavrinha and Vital, have received most of the exploration and are the most advanced.

     One mining concession was optioned from Mineracao Bacilandia-METAGO ("METAGO"), the Goias State mining company, which retains a 1.5% NSR. The remaining four concessions were optioned from Western Mining Corporation ("WMC") who retain a sliding scale/gold price royalty ranging from a 1.0% to 1.5% NSR. Exploration rights for an initial three-year period were granted in February 2002 on the four original WMC concessions.

     The surface rights for the Lavrinha and Vital deposits have been leased from local landowners (farmers). Rent on the leases total about US$500 per month. Under Brazilian law, the landowners will also receive a 0.5% NSR royalty on mineral production from their properties.

     Santa Elina prepared an EIS and presented it to the Goias State Environmental Agency ("AGMAR") in August 1997 for approval. Considerable site specific baseline data including vegetation studies, wildlife, soil and hydrology had been collected, studied and analyzed to prepare the EIS which is one of the requirements to obtain a mining license. However, due to low metal prices Santa Elina requested that AGMAR hold the licensing process. In March 2002, the licensing process was restarted and a community public meeting was held in April 2002, and since no objections were received at the meeting to the proposed mining plan, on June 24, 2002 AGMAR issued the EIS License.

     The next step is to obtain a Construction Licence. However, before the Construction Licence can be issued, approval of the basic project plan and environmental reclamation plan will be required. After the construction and fulfilling the EIS License and Construction License requirements, Yamana will apply for an Operating Licence.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

     The Fazenda Nova/Lavrinha project is readily accessible by road, some 210 kilometres from Goiania to the village of Fazenda Nova and from Fazenda Nova to the project, an additional 15 kilometres over a well maintained gravel road. Goiania is serviced by several daily scheduled air flights from major Brazilian cities. An unpaved airstrip suitable for small aircraft is located in the village of Fazenda Nova.

     The climate of the area is classified as wet tropical (Koppen classification) with hot, rainy summers from October to March and dry winters from April to September. The average annual temperature is 24.7(degree) Celsius and the average annual rainfall is 1,700 millimetres.

     The Fazenda Nova/Lavrinha project is located in a farming and cattle raising community. Modern educational, medical, shopping and banking facilities are available in the nearby towns of Fazenda Nova, Jussara, Bacilandia and Israelandia.

     Goias has several operating mines with numerous personnel well trained in mining.

     Complete support facilities will be required including warehouse, administration offices, maintenance shops and assay laboratory, cafeteria and clinic. Housing will not be required given the towns nearby within a 40 kilometre distance.

     Electrical power (69 kilovolts) is readily available some 6.5 kilometres from a national grid powerline. Water for the project (process make up, fire protection and potable water) can be obtained from deep wells.

     The physiography of the project area is typical of savannah country generally flat with little relief, however, much of the primitive vegetative cover of the area has been removed and is now replaced by pastures (livestock farming). The Rio das Piloes is the main drainage of the general area with the project site located between the creeks, Corr. das Bacias and Corr. do Garrafao.

     Surface rights covering the project areas have been leased from the local landowners. The flat country offers ample sites for waste disposal areas, heap leach pads, and for operating and processing facilities. Surface and groundwater are readily available for mining and processing operations.

History

     Placer deposits of gold and diamonds were discovered by the Portuguese Bandeirantes in the 18th Century. The main mining activities were concentrated along two main drainages, Rio Piloes and Rio Claro. The Portuguese Crown, however, claimed the area, withdrew it from exploitation and the area remained with limited exploitation until Brazilian Independence was declared.

     More  recently,  the rivers have been  periodically  worked by  garimpeiros
(artisanal miners), however, no primary mineralization was discovered during their activities. Presently, garimpeiro activity is forbidden in the area by the Federal Agency for Environmental Affairs.

     The Fazenda Nova/Lavrinha prospect was discovered by WMC during a 1991 to 1992 regional exploration program. WMC terminated exploration in the area when a land tenure conflict developed; this conflict has since been resolved. METAGO continued to work on the Lavrinha anomaly and in 1993 was awarded a temporary mining permit. Over a 13-month period in 1993 and 1994, METAGO developed a small, open pit-heap leach gold operation, mining and processing the gold-bearing saprolite. Although initial gold recovery of the run-of-the-mine heap leach operation was reportedly approximately 85%, poor agglomeration and poor heap leach construction practices resulted in reduced recoveries and the eventual closure of the mine.

     After Santa Elina acquired the property in 1995, it decided to focus on delineating further gold mineralization and carried out a drilling program.

Geological Setting

     The Fazenda Nova/Lavrinha property is underlain primarily by rocks of Precambrian-age (4,500 to 543 million years) and secondarily by rocks of Paleozoic-age (543 to 248 million years) in four lithologic-tectonic domains. Outcrops of bedrock are rare as a thick residual soil known as "laterite" covers the area. The laterite soil, leached of silica and enriched in iron oxide, commonly has a "pisolitic" or hardened layer at approximately 5 to 6 metres depth. Weathering commonly extends to approximately 50 metres depth together with extensive formation of thoroughly decomposed, chemically weathered bedrock known as "saprolite."

     The most prominent geological feature of the regional area is the NNW-trending Fazenda Nova-Israelandia-Ipora lineament. This major regional feature is a shear zone some 5 to 10 kilometres wide, containing severely crushed and granulated ("cataclastic") rocks. It forms the boundary between a domain of metamorphic weakly-foliated granite-like ("gneissic") rocks to the east and a volcano-sedimentary sequence to the west. The "gneissic" rocks are of uncertain age but are intruded by upper Precambrian-age granitic bodies and are overlain to the east by metamorphic sedimentary rocks of Neo-Proterozoic age (900 to 543 million years).

     Most of the known gold prospects are in the western part of the project area, underlain by metamorphic felsic and mafic volcanic units interlayered with metamorphic sedimentary rocks. The layered rocks are part of the Amorinopolis Group and are known locally as the Jaupaci sequence. They are intruded by small to large granitic bodies of Upper Precambrian age and contain mafic to ultramafic rock bodies of uncertain age or origin. Gold showings occur along a 40 kilometres long trend following the regional NNW shear zone and commonly related to the intrusive granitic bodies.

     The Lavrinha regional project geology is totally masked by the residual laterite soil. Most detailed geologic information has been obtained from the diamond drilling program (approximately 25,000 metres), from the auger drilling program (approximately 10,000 metres), and through the mapping of the garimpo pits (artisanal workings) from an exploration program carried out by Santa Elina beginning in January 1995.

     The bedrock of the Lavrinha area consists of deformed  metamorphic "dacite"
- a quartz-bearing type of volcanic rock - and instrusive bodies of "diorite" and "tonalite" - granitic rocks that contain only small to moderate amounts of quartz. The intrusive bodies occur as cross-cutting dikes and as flat-lying tabular masses known as sills. They are less deformed than the dacite but often show strong hydrothermal alteration; approximately 70% of the original minerals have been replaced by carbonate, chlorite, sericite, biotite and sulphides.

     The average depth of the weathered zone is 50 metres with the top marked by a 1.5 metre thick clayey soil, underlain by a 0.7 to 1.0 metre thick "pisolitic" or hardened layer, in turn underlain by a zone of chemically decomposed bedrock ("saprolite") which can be up to 4.7 metres thick.

Exploration

     Exploration was conducted on the Fazenda Nova/Lavrinha area by WMC during a 1991 to 1992 regional geochemical exploration program. WMC followed up with a soil sampling program on a 100 by 50 metre grid and delineated two areas with potential for mineral resources known as Lavrinha and Vital.

     WMC continued with auger drilling and at Lavrinha obtained gold values up to 6.44 grams of gold per tonne over 19.0 metres and estimated a resource of 235,000 tonnes at 3.93 grams of gold per tonne. The auger drilling at Vital intercepted several sub-parallel gold bearing veins, at widths of 1 to 2 metres.

     After a land tenure conflict developed, WMC stopped exploration in the area. This conflict was subsequently resolved and METAGO continued working on the Lavrinha and was awarded a temporary mining license in 1993. METAGO, over a 13 month period during 1993 to 1994, developed a small, open pit, heap leach operation in the saprolitic rocks of the weathered zone at Lavrinha. A reported total of 100,000 tonnes of the gold bearing saprolite at an estimated grade of
2.2 grams of gold per tonne and at a cut-off grade of 1.5 grams of gold per tonne was mined. The heap leach operation was originally estimated to produce an 85% recovery but because of poor agglomeration and heap leach construction practices resulted in poor recoveries and the eventual closure of the mine.

     After acquiring the property, Santa Elina decided to suspend any further mining and concentrate on outlining additional gold mineralization. Santa Elina carried out auger, reverse circulation and diamond drilling in the Lavrinha-Vital area totalling 36,069 metres and outlined a gold mineralized saprolitic zone over an area of 3 by 1.5 kilometres to a depth of 50 metres.

     Several other oxidized gold targets in the general area will require exploration.

Mineralization

     Gold occurs as very small (less than 20 microns) free grains, commonly associated with fine grained arsenopyrite. The mineralization resulted from ascending hydrothermal fluids infilling a network of fractures and zones of weakness to form a "stockwork" system. The hydrothermal fluids are composed of carbonates (mainly the iron-rich varieties known as siderite and ankerite) and arsenopyrite, with gold accompanying the arsenopyrite commonly in areas associated with carbonate-quartz veinlets. Gold is localized along the margins of dikes that cut a diorite body; the dikes trend about N20(degree)W and dip 75(degree) to the northeast.

     The mineralization examined in detail to date - and the only mineralization considered in the 2003 report by WGM - is the oxidized material occurring as "saprolite." Primary mineralization known at depth beneath the "saprolite" has not been evaluated.

Drilling

     A total of 36,069 metres of drilling was carried out by Santa Elina on the property. Drill hole spacing in the main portion of Lavrinha and North Lavrinha is 25 metres; in the fringe areas and at Vital the drill hole spacing is roughly 50 metres. Most drill holes are inclined at 45(degree) to 60(degree) and drilled in a S70(degree)W direction. A few vertical holes and some holes in the opposite direction (N70(degree)E) were also drilled. Core recoveries generally exceeded 90%. The core boxes are well labelled and systematically stored.

     Representative samples from the auger and reverse circulation drilling have been bagged, labelled and stored.

     Drill hole orientation and inclination was designed to cut the dikes at right angles, as close to the true thickness of the gold mineralization as possible along the margins of the dikes.

     The most important controlling feature in the Lavrinha area is a diorite dike complex that intrudes the dacite host rocks. The gold mineralization is commonly associated with arsenopyrite and quartz-carbonate veinlets and tends to follow the N20(degree)W strike (75(degree) northeast dip) of the diorite, as the contacts of the dike were the main conduits for the mineralizing fluids. The drilling is perpendicular to these contacts. The mineralization is not limited to a single rock type, but the diorite appears to have the highest assays.

     The upper 50 metres is intensely weathered to saprolite and there may have been some remobilization of the gold in this layer.

Sampling and Analysis

     Sample preparation for Fazenda Nova samples was designed and installed and the personnel were trained by the well known Brazilian Assay Laboratory, NOMOS of Rio de Janeiro. The sample preparation laboratory and drill core storage are both located in the town of Fazenda Nova.

     Samples of drill core were cut by diamond saw while those of the auger and reverse circulation holes were split by a Jones riffle splitter. Following preparation, the samples were shipped by truck, twice a week to the NOMOS laboratory where samples were analyzed by fire assay for their gold content and also assayed for their arsenic content.

     WGM advises that the samples collected were representative and without sample bias.

Security of Samples

     Kenneth A. Lovstrom, an independent consulting geochemist from Tucson, Arizona was contracted by Santa Elina/Echo Bay to review the laboratory and sampling handling procedures and quality control.

     The Fazenda Nova data quality control program is made up of: (i) the insertion of a bulk control sample at a frequency of 1 in 20 drill samples; (ii) two blank samples per drill hole and 1 per 40 at the preparation facility; and
(iii) one duplicate drill sample per 20, all sent for analysis to the NOMOS laboratory.

     The throughput of the samples from the sample preparation laboratory is tracked by computer generated flow sheets and stick on labels.

     Samples were shipped by truck to the NOMOS laboratory, although the specific measures taken were not available. WGM believes that the procedures adopted were adequate, and no comments regarding security were made in the report by Mr. Lovstrom during his quality control review of the sampling operation.

     Check  assays  were  conducted  at  Geolab,  Belo  Horizonte,   MG  and  at
Bondar-Clegg's Lusiania, Brazilia DF in Brazil and at Bondar-Clegg in Vancouver and Lakefield Research, Ontario in Canada.

     WGM advises that the amount of sampling was adequate and that the sample preparation, the security and the analytical procedures were all carried out in a professional manner.

Mineral Resources and Mineral Reserves

     The following table sets forth the estimated Mineral Reserves for the Fazenda Nova/Lavrinha property as at June 12, 2003.

                                       Probable Mineral Reserves(1)(2)(3)

                                           Tonnes                       Gold                 Contained Gold
           Deposit                       (thousands)              (grams per tonne)             (ounces)
           -------                       -----------              -----------------             --------
Lavrinha                                    3,318                       1.00                     107,000
Vital                                         576                       0.86                      16,000
-----                                       ------                      ----                   ----------
Total                                       3,894                       0.98                     123,000
----------------
(1)  The Mineral Reserves for the Fazenda Nova/Lavrinha  property set out in the table  above have been  prepared by Santa  Elina and  reviewed by WGM.  The
     Mineral  Reserves are classified as Probable Mineral Reserves and are based on the CIM Council Standards on Mineral Resources and Reserves  Definitions
     and Guidelines adopted by the CIM Council on August 20, 2000.
(2)  The Mineral  Reserves were estimated using a cut-off grade of 0.32 grams of gold per tonne.  The gold price used for the Mineral Reserve  estimation is
     US$350 per ounce. The cut-off grade is based upon historical metal recovery from the property  together with  operating  cost  estimates of US$4.24 per tonne.
(3)  Dilution and mining losses are incorporated in the Mineral Reserves through the cut-off grade employed.

     The following table sets forth the estimated Mineral Resources for the Fazenda Nova/Lavrinha property as at June 12, 2003.


                               Indicated and Inferred Mineral Resources(1)(2)(3)(4)
                              (Excluding Probable Mineral Reserves)

                                                                         Gold                        Contained Gold
                Deposit                         Tonnes             (grams per tonne)                    (ounces)
                -------                         ------             -----------------                    --------
Lavrinha - Indicated                           5,393,000                  0.88                           153,000
Lavrinha - Inferred                               56,000                  0.47                             1,000
Vital - Indicated                                982,000                  0.77                            24,000
Vital - Inferred                                  38,000                  0.56                             1,000
North Lavrinha Ext. - Indicated                  405,000                  0.58                             8,000
North Lavrinha Ext. - Inferred                     1,000                  0.44                                 -
------------------------------                     -----                  ----                           --------
Total Indicated                                6,780,000                  0.84                           185,000
Total Inferred                                    95,000                  0.50                             2,000
-----------------
(1)  The Mineral Resources for the Fazenda Nova/Lavrinha property set out in the table above have been reviewed by WGM. The Mineral Resources are classified as Indicated Mineral Resources and Inferred Mineral Resources and are based on the CIM Council Standards on Mineral Resources and Reserves  Definitions
     and Guidelines adopted by the CIM Council on August 20, 2000.
(2)  The Mineral Resources were estimated using a cut-off grade of 0.32 grams of gold per tonne. The gold price used for the Mineral Resource  estimation is
     US$350 per ounce. The cut-off grade is based upon historical metal recovery from the property  together with  operating  cost  estimates of US$4.24 per tonne.
(3)  Dilution  and  mining  losses are  incorporated  in the  Mineral  Resources through the cut-off grade employed.
(4)  Mineral  Resources which are not Mineral Reserves do not have  demonstrated economic viability.


Mining Operations

     In 1993, a small operation was established at the Fazenda Nova site, which operation continued into 1994. Shallow open pits and a single layer heap leach operation was constructed with an estimated total of 100,000 tonnes mined and processed at a recovery less than the projected 85%. The reported head grade was
2.2 grams of gold per tonne of gold at a cut-off grade of 1.5 grams per tonne.

     Arrantes and Associados Consultoria completed the initial study of the Fazenda Nova project in 1997 on the shallower oxidized material only. Subsequent studies included mining deeper into transitional zones but the material from the transitional zones are not supported with sufficient development studies.

     The Fazenda Nova project is based on developing a zone of open pits on the Lavrinha and the Vital deposits. The mines would be developed initially with 10 metre high benches and with a 45(degree) overall pit slope progressing to 4 metre bench widths at the pit lower levels. The mining rate would be approximately 2.2 million tonnes per year and would be carried out with contract mining. The stripping ratio in the Lavrinha Pit is estimated at 0.615 while in the much smaller Vital Pits the stripping ratio is estimated at 1.03. Due to the high rainfall in the wet season, it is anticipated that mining operations would have to be stopped periodically during wetter periods due to road conditions.

     A proposed mine plan for the mining operation will be carried out with a combination of front-end loaders and hydraulic backhoe type shovels. Typical highway type haulage trucks with 22 to 33 tonne capacity will be engaged. Due to the variation from free digging material in the upper levels and harder rock requiring drilling and blasting in the transition zones, a variety of mining equipment is proposed over the short mine life but all readily available from contractors. The mining operation during the mining life of Lavrinha and Vital will be 3,894,00 tonnes of ore to the heap leach operation with a total of 6,503,000 tonnes of ore and waste mined over the three year mine life.

     However, Yamana is evaluating whether or not to increase the mine rate so as to increase annual production and it believes that this can be achieved with a nominal increase in capital expenditures for mine construction. The proposed update to the feasibility study will consider the merits of increasing the mine rate.

     To process the ore a conventional dedicated heap leach pad is proposed. The mined ore will be desegregated with equipment followed by agglomeration, conveyance, and radial stacking on the heaps. WGM does not believe this equipment will be suitable for deeper transition ore which may require crushing.

     Due to the heavy rainfall (1,500 millimetres) in the wet season, the tops of the heap layers will have to be graded and covered to shed precipitation from the heap leach operation. Additionally, due to extensive clays in the surface soils and waste materials, diversion dikes and dams will have to be maintained to control mine site drainage and protect the nearby watershed. During the dry season it is proposed to use sprinkler type irrigation of the heaps to reduce water inventories to as low as possible for the next wet season.

Conclusions and Recommendations

     WGM concluded that Yamana has appropriate operational plans for the Fazenda Nova/Lavrinha project and that the project holds gold deposits that can be mined and processed as low cost open pit/heap leach operations. WGM recommended that Yamana update the feasibility study on the project, last updated by Santa Elina in 2002. Yamana plans to spend approximately $150,000 to update the feasibility study and has retained an engineering firm to update the study. Yamana has budgeted approximately $3.85 million for construction of the mine. Yamana is also evaluating an increase in proposed annual production levels and the update to the feasibility study will consider the merits of increasing the annual production rate. The additional capital expenditure for doing so is not expected to be significant. The Company also intends to drill areas in the saprolitic zones that are outside the areas of known deposits to determine the continuity of the deposits and also intends to drill the higher-grade deeper zones to determine whether or not the initial mine life can be increased.

Cumaru-Gradaus, Brazil

     The geological and historical property summaries disclosed under the headings "Narrative Description of the Business - Mineral Projects - Cumaru-Gradaus, Brazil - Eastern Santa Cruz Province, Argentina - Martinetas and other Micmar Properties, Argentina - La Paloma (Syrah), Argentina - Estrella and Condor, Argentina - Other Properties in Argentina" have been prepared by Melvin
L. Klohn, former Vice President, Exploration of Yamana. Mr. Klohn is a Licensed Geologist with degrees in geology and has 36 years experience in minerals, petroleum and coal exploration. The content herein is based largely on technical information set forth in a number of independently prepared geological reports.

Regional Setting

     Yamana made its first foray into Brazil in November 2002, selecting the first of several interesting gold exploration opportunities for acquisition. The Cumaru-Gradaus acquisition consists of almost 1,000 square kilometres of exploration concessions and mining rights in the southern part of the Carajas region in Para State, Brazil. Located about 8 degrees south of the equator, the climate is tropical with alternating wet and dry seasons. Most of the area's original forest cover has been cleared for either subsistence farming or organized agriculture. The property is accessible by 90 kilometres of all-weather unpaved road from a major paved highway at the town of Rendencao (population 80,000). The town offers a range of services and supplies, as well as a modern airport with scheduled plane service. Electricity, telephone, and other services are also available at the property in the village of Cumaru (population 4,000).

     The property is in the southern part of the Carajas region, historically famous for its major deposits of iron, nickel, manganese and gold. The best known of the region's gold deposits is the famous Serra Pelada deposit, discovered by a local prospector in 1980 and site of a subsequent major rush involving an estimated 100,000 artisanal miners ("garimpeiros"). The next major gold discovery occurred the following year at Cumaru, the property now controlled by Yamana; this caused a second, albeit smaller, rush involving about 15,000 garimpeiros. Both of these sites were subsequently set aside by the Federal Government as Garimpeiro Reserves. Recent changes in the law allowed Yamana to negotiate with garimpeiro cooperative holding rights to the Cumaru Reserve and acquire exclusive exploration rights to the property.

     The Carajas region more recently has become famous as one of the world's premier regions for iron oxide-copper-gold (IOCG) deposits. Since the discovery of the huge Olympic Dam deposit in Australia in the 1970s,

IOCG deposits have been aggressively sought globally by major mining companies. To date, the Carajas region has yielded more giant IOCG discoveries than any other region in the world. Important discoveries include Salobo (784 million tonnes at 0.96% copper and 0.52 grams of gold per tonne), Crystalino (500 million tonnes at 1.3% copper and 0.3 grams of gold per tonne), Sossego (355 million tonnes at 1.1% copper and 0.28 grams of gold per tonne), and Alemao Bahia (170 million tonnes at 1.5% copper and 0.80 grams of gold per tonne). The potential of this newly recognized copper-gold province to contain other large discoveries has caused a flurry of exploration, including intense drilling activity by Codelco (in joint venture with Barrick) on ground just north of the Cumaru Reserve property, which is now held by Yamana.

Property Description

     Yamana's acquisition includes the 970-square kilometre Cumaru Garimpeiro Reserve and the adjoining 17-square kilometer Gradaus mining property. Gradaus consists of partially developed private ground with an active mining license and an operations camp. The adjacent and much larger Cumaru Reserve is the site of widespread, extensive alluvial workings (now mostly inactive) from which an undocumented but apparently large amount of alluvial gold (reportedly more than 1 million ounces) was extracted during the early-1980s gold rush. This tract until now was held exclusively by the Comaroo Garimpeiro Cooperativa and has never been explored with modern methods by an organized company.

     The adjoining Gradaus property has seen two generations of mining: (1) scattered garimperio activity that illegally trespassed on the private ground to exploit shallow alluvial gold in the early-1980s, and (2) an organized mining effort by the Gradaus property owners in the early-1990s. The latter effort, consisting of an open pit mine and combined gravimetric-heap leach recovery operations, reportedly recovered significant gold over a 4-year period from bedrock veins beneath the garimpeiro workings. Limited exploration carried out during this period, including 21 diamond core holes (2,260 total metres) drilled to an average depth of 115 metres, examined veins within and beneath the open pit. Although results of this drilling were moderately encouraging, Yamana considers this an early-stage exploration property that needs much additional work and more drilling to identify a gold system of possible future interest.

Geology

     The Cumaru-Gradaus property is underlain by greenstones and granitic to gabbroic instrusive bodies of Late Archean age (slightly more than 2,500 million years old), and by platform sediments and volcanics of Early Proterozic age (from 1,600 to 2,500 million years old). There are few good outcrops in the area; bedrock is best exposed in some of the many widely scattered garimpeiro pits. Elsewhere, the rock units are mostly covered by soil and a layer of deeply weathered, oxidized bedrock known as "saprolite."

     The old Gradaus open pit mine and many of the garimpeiro gold workings occur near the top of an elliptical granodiorite body ("Cumaru Stock") that intrudes metamorphosed volcanics and volcaniclastic sediments of the Gradaus Greenstone Belt. Gold is associated with veins in shear zones cutting the edge of the stock and in the alteration halo surrounding the stock. Garimpeiro workings follow the elliptical margin of the stock, extending more than 8 kilometres beyond the Gradaus mine property boundary into the adjoining Cumaru reserve. None of this zone has been explored in detail or tested at depth by drilling. Elsewhere on the property, garimpeiro workings occur widely throughout the Gradaus Greenstone Belt and to a lesser extent in the overlying platform assemblage. Few of these occurrences have been examined in detail or explored at depth by drilling.

Eastern Santa Cruz Province, Argentina

     In March 2002, Yamana formed a new Argentine operating subsidiary, Recursos Yamana S.A. ("RYSA"), to explore and advance its gold-dominant properties and assets in the eastern part of the Deseado Massif region. On April 12, 2002,
Yamana entered into an agreement with Cia de Minas Buenaventura S.A.A. ("Buenaventura"), a major Peruvian mining company, to create the Santa Cruz Joint Venture and fund a two-phase exploration program of these properties. Subsequently, Mauricio Hochschild Cia Ltd. S.A.C. ("Hochschild"), another major Peruvian mining company, agreed to join the Santa Cruz Joint Venture. Collectively, these two companies can earn a 66 2/3% interest in RYSA by spending $5.85 million in exploration on the properties over a six-year period. As of July

31, 2003, the Santa Cruz Joint Venture partners had spent $1.2 million on the project. The partners indicate that they plan to proceed with the project for a second year.

     In the Santa Cruz Joint Venture, Buenaventura (as operator) and Hochschild manage project activities related to target exploration and development on the properties. Initial efforts are primarily focused on detailed trenching, mapping, sampling and drilling of various gold targets, most of which were identified during Yamana's previous exploration campaigns. The objective is to define promising targets for a planned future program of underground exploration and development. Concurrently, Yamana's reconnaissance exploration team continues to prospect and acquire new properties for the venture. Since the Santa Cruz Joint Venture field activities were initiated on September 1, 2002, Yamana's land position has more than quadrupled.

     Yamana, through RYSA, currently holds approximately 1,050 square kilometres of mining rights in the eastern part of Santa Cruz Province. In addition, RYSA owns all or part of three large ranches controlling surface rights over the Martinetas, Microonda and Goleta group of properties (collectively known as "Micmar") and recently signed a lease-purchase option for another large ranch to control surface rights over the important La Paloma property.

     All mining properties in Santa Cruz Province are subject to a maximum 3% mine-mouth royalty payable to the province. Yamana's properties held at the time of the Santa Cruz Joint Venture agreement - approximately 195 square kilometres of mining rights - additionally carry a 2% NSR royalty payable to Royal Gold, Inc. Yamana's new properties, acquired subsequent to the Santa Cruz Joint Venture agreement, are subject only to the provincial royalty.

     No permits are required to carry out current exploration activities.

Regional Geology

     Important gold-silver occurrences in Santa Cruz Province are confined to the Deseado Massif, a geologically defined region of about 80,000 square kilometres that occupies the northern one-third of the province. The Deseado Massif region is extensively underlain by a thick pile of rhyolitic volcanic and interbedded sedimentary rocks of Jurassic-age (130-170 million years old) and is crisscrossed by numerous large fault and fracture zones. During Jurassic volcanism, these structures were sites of widespread hydrothermal activity, forming numerous shallow-level "epithermal" quartz-adularia fissure-veins, vein breccias, and stockwork-vein systems, some of which carry gold and silver minerals. The occurrences are classic low-sulphidation type, having relatively weak alteration haloes and only small amounts of sulphide minerals, and they may contain anomalous amounts of arsenic, mercury, and antimony - which can serve as exploration pathfinder elements - and small to moderate amounts of lead, copper, or zinc minerals.

Martinetas and other Micmar Properties, Argentina

     The adjacent Martinetas, Microonda and Goleta properties, together with other new adjoining properties, are collectively denoted as the "Micmar" properties. The area consists of flat to very gently rolling treeless windswept terrain averaging about 150 metres above sea level. It is transected by Argentina's main north-south paved highway (Ruta 3), offering easy year-around access to coastal shipping ports, and by a major gas pipeline, offering a possible source of energy for future mining operations. The properties are within 15 kilometres of Yamana's 100%-owned Bema ranch base camp and generally accessible all year by 2-wheel drive vehicles. Yamana owns all or part of three contiguous ranches to secure surface rights over 420 square kilometres that includes much of the area of the Micmar properties and the most important known gold targets.

     The Micmar properties cover much of a 12-kilometre-wide circular volcanic feature thought to be a possible caldera. This feature is continuously underlain by a moderately thick sequence of Jurassic-age rhyolitic ash-tuffs and volcaniclastic beds, part of a regional lithologic unit known as the Chon Aike Formation. A variety of gold occurrences have been discovered in the Micmar area, mostly in association with various shallow-level volcanic structures such as rhyolite domes, volcanic breccias, and fissure vents, and in epithermal quartz-adularia fissure vein systems.

     Yamana explored the Micmar properties in moderate detail from 1995 to 1999. During this period, several drilling campaigns tested 21 different targets with 300 drill holes totalling 20,545 metres. Additionally, more than 6,000 meters of shallow backhoe trenches were dug and sampled across parts of the properties. Almost 90% of the drilling consisted of reverse-circulation drill holes including 166 shallow scout holes (average 20 metres depth) drilled during the early prospecting stages of exploration and 101 deeper holes (average 145 metres depth) optimized to define large-tonnage bulk-mineable gold targets. Thirty-three of Yamana's 300 Micmar drill holes were diamond core holes, mostly drilled during later campaigns when exploration was directed toward high-grade gold veins and shoots.

     The current Santa Cruz Joint Venture program of detailed exploration at Micmar began in September 2002 with focus initially on the Martinetas property. Trenching, mapping, sampling, and follow up core drilling were completed by March 2003, in three exploration sectors at Martinetas - Coyote, Cerro Oro and Armadillo. Each sector is crossed by a number of gold-bearing vein systems, some containing high-grade shoots identified in Yamana's earlier exploration campaigns. Almost 2,000 metres of new short trenches were dug, hammered, or blasted across the major known vein systems in each exploration sector; additionally, 780 metres of previous exploration trenches were cleaned and deepened. Targets defined by this work were subsequently tested by 18 HQ-size (63.5 millimetres diameter) diamond core holes, totalling 2,020 metres. Assay results from this work are pending.

La Paloma (Syrah), Argentina

     Yamana acquired the Syrah property (since renamed "La Paloma") when it completed the acquisition of Platero in March 2001. Ownership was subsequently transferred from Yamana to RYSA and the property is now part of the Santa Cruz Joint Venture.

     When Yamana acquired Platero, the La Paloma (Syrah) property consisted of a single exploration claim ("cateo") of 99 square kilometres; subsequently, the Santa Cruz Joint Venture filed five new exploration claims surrounding the property, expanding the project to approximately 600 square kilometres in size. The Santa Cruz Joint Venture has also signed an option to purchase agreement with the owner of La Paloma ranch, thus securing 190 square kilometres of surface rights covering important parts of the project area.

     La Paloma is located about 40 kilometres northwest of Martinetas. It is transected by a major all-weather graded road that provides year-around access for 2-wheel drive vehicles to Argentina's main north-south paved highway, Ruta 3, which lies about 60 kilometres east of the property. This highway offers easy access to ocean ports and other modern facilities. A major gas pipeline that runs parallel to Ruta 3 offers a possible source of energy for future mining operations. The area consists of rolling, treeless windswept terrain, ranging from 150 to 200 metres above sea level.

     The area is underlain largely by andesitic volcanic flows, ash-tuffs, and volcaniclastic beds, part of a locally thick Jurassic-age volcanic sequence known as the Bajo Pobre Formation which is overlain by rhyolitic volcanic units of the regionally extensive Chon Aike Formation. The andesitic rocks of the Bajo Pobre are slightly richer in iron and more chemically reactive than the Chon Aike rhyolitic rocks and they commonly form conspicuous bright-coloured alteration haloes around old hydrothermal centres which occur along the plethora of crisscrossing fault and fracture zones.

     The La Paloma area was first explored by Newcrest in 1993-1997 and optioned for a short period to North in 1997. Both are major mining companies who focused their exploration efforts in this area on finding large tonnage bulk-mineable gold targets - not narrow high-grade veins. The companies collected more than 1,200 surface samples, drilled 12 widely-spaced reverse circulation holes totalling 1,402 metres, and completed several kilometres of shallow backhoe surface trenches after the drilling campaign was done. Newcrest subsequently relinquished the mineral rights in 2000 and the property was then acquired by Platero.

     The Santa Cruz Joint Venture initiated a program of detailed surface mapping, trenching, and sampling in January 2003. Four exploration sectors have been defined at La Paloma - Santa Rosa, San Juan, San Martin and San Nicolas - each containing several important vein systems. Most of the veins carry sporadic weak to strong gold values in their surface exposures. Collectively more than 11 kilometres of veins have been mapped, encompassing a district-sized area of 90 square kilometres. The Santa Cruz Joint Venture program currently underway at La Paloma plans to complete approximately 230 short trenches (2,300 metres) to examine the more promising of these veins. Trenches along the strongest or largest veins are being spaced 50 metres apart. In general, the trenching completed to date reveals that the veins are consistently wider and more extensive than observed in surface outcrops, but trench assay results are still pending. The trenching program, which continued to the end of field season in late May 2003, will define targets for a diamond core drilling program planned for the September 2003 field season.

Estrella and Condor, Argentina

     Yamana's adjacent Estrella and Condor properties are located in the central part of the Deseado Massif, adjoining the western boundary of the major producing Cerro Vanguardia gold-silver property. Estrella and Condor each consist of two Manifestations of Discovery plus zones of protection, a collective area of approximately 52 square kilometres.

     The area consists of rolling, moderately incised, treeless windswept terrain, approximately 300 metres average elevation above sea level. From Argentina's main north-south paved highway (Ruta 3) located to the east, the properties are reached by 30 kilometres of graded all-weather secondary road followed by approximately 40 kilometres of poorly maintained 4-wheel drive ranch access roads. Ruta 3 offers easy year-around access to coastal shipping ports. A major gas pipeline that runs parallel to Ruta 3 has been tapped as source of energy for operations at the Cerro Vanguardia mine. Surface rights on both properties are owned by a single large ranch and are not currently controlled by Yamana.

     Yamana briefly tested the Estrella and Condor properties in 1996-1997 with a series of wide-spaced reverse-circulation drill holes: 17 holes totalling 2,497 metres at Estrella, and 25 holes totalling 4,040 metres at Condor. Additionally, 1.8 kilometres of shallow exploration trenches were completed at Condor; no trenching has been done at Estrella. This exploration campaign was largely focused on large-tonnage bulk-mineable targets, not on high-grade gold veins such as those currently being exploited at Cerro Vanguardia.

     At Estrella, the principal gold-bearing structure is Veta Michelle, comprised of a set of sub-parallel quartz veins extending west across the property from the adjoining Cerro Vanguardia mine property. Exposed intermittently for 2.5 kilometres along strike, Veta Michelle disappears to the west beneath a thin cover of young basalt flows. The Santa Cruz Joint Venture has to date made no plans to pursue this property.

     Yamana's Condor property, which adjoins Estrella on the north, contains at least two large structures that extend off the Cerro Vanguardia mine property. The structures form a set of sub-parallel faults with a large uplifted block between the structures. The uplifted block is comprised mostly of arkosic sandstones and organic-rich shales of the slightly older Jurassic-age Roca Blanca Formation and partly by andesitic volcanic tuffs of the Bajo Pobre Formation, and it is flanked by slightly younger Jurassic-age rhyolitic ash-tuffs of the regionally extensive Chon Aike Formation. The bounding faults apparently served as conduits for hydrothermal activity that pumped considerable amounts of silica and arsenic, together with minor gold and silver, into the surrounding rocks. In Yamana's 1996-1997 search for bulk-mineable gold deposits, these structures and the adjacent sandstone formation were tested by drilling and trenching with disappointing results, but several targets remain untested. The Santa Cruz Joint Venture has to date made no plans to pursue this property.

Other Properties in Argentina

     Yamana's other properties in the current Santa Cruz Joint Venture are all early-stage exploration properties that have not been examined in detail with trenching or tested by drilling. Most of the properties occur within a 40-kilometre radius of the Micmar properties and Yamana's operations base camp, which would likely serve as a central site for possible future mining operations. The properties are all less than 250 metres above sea level, close to existing infrastructure, and generally accessible all year by two-wheel drive or four-wheel drive vehicles. Surface rights for these properties are currently not controlled by Yamana.

     Most of these early-stage properties are geologically similar to Micmar or La Paloma, consisting mainly of epithermal vein systems hosted by Jurassic-age rhyolitic volcanic rocks of the Chon Aike Formation or andesitic volcanic rocks of the Bajo Pobre Formation. In a few instances, the vein systems are hosted by older units such as

Permian-age sandstones and conglomerates of the La Golondrina Formation or Triassic-age granitic rocks of the La Leona Formation. The Santa Cruz Joint Venture has announced no plans to explore these properties, but it is expected that Yamana's reconnaissance team will conduct follow up exploration sampling and mapping on many of these properties during the next field season starting in September 2003.


                                     ITEM 5
    SELECTED UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION OF YAMANA


     The following summary of unaudited pro forma consolidated financial information is presented for illustrative purposes only and is not necessarily indicative of the combined results of operations of the consolidated company and is derived from, and should be read in conjunction with and is qualified in its entirety by reference to, the historical consolidated financial statements of Yamana and the historical financial statements of the Fazenda Brasileiro Mining Division of CVRD, including the notes thereto, included in the prospectus of Yamana dated September 29, 2003. The pro forma consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

     The unaudited pro forma consolidated statements of operations for the year ended February 28, 2003 and for the three months ended May 31, 2003 assume that each of the Santa Elina Acquisition, the Chapada Acquisition and the Fazenda Brasileiro Acquisition was completed on March 1, 2002. The pro forma consolidated balance sheet as at May 31, 2003 assumes that each of the Santa Elina Acquisition, Chapada Acquisition and the Fazenda Brasileiro Acquisition was completed on May 31, 2003.


                                       Pro Forma for the      Pro Forma for the
                                        3 Months Ended          Year Ended
                                         May 31, 2003        February 28, 2003
                                     --------------------  ---------------------
                                         (unaudited)             (unaudited)
 Operating Results
   Net Revenues                         $  6,688,000           $ 48,365,000
   (Loss) Earnings from Mining          $ (1,853,424)          $  8,052,635
   Operations
   Net (Loss) Earnings                  $ (1,511,786)          $  4,506,051
   Per Common Share:
          Basic (loss) earnings         $      (0.02)          $       0.05
          Diluted (loss) earnings       $      (0.02)          $       0.05


                                                              Pro Forma as at
                                                               May 31, 2003
                                                           ---------------------
                                                                (unaudited)
 Financial Position
   Cash and cash equivalents                                   $ 16,020,641
   Total assets                                                $ 70,170,955
   Total liabilities                                           $  7,564,178
   Shareholders' equity                                        $ 62,606,777

                        SELECTED FINANCIAL INFORMATION OF
                 THE FAZENDA BRASILEIRO MINING DIVISION OF CVRD


     The following tables set forth selected financial information of the Fazenda Brasileiro Mining Division of CVRD for the financial years ended December 31, 2002, 2001 and 2000 and for the six months ended June 30, 2003 and 2002. The following summary of selected financial information is derived from, should be read in conjunction with and is qualified in its entirety by reference to financial statements of the Fazenda Brasileiro Mining Division of CVRD, including the notes thereto, included in the prospectus of Yamana dated September 29, 2003. The financial statements have been prepared in accordance with Canada generally accepted accounting principles. The Fazenda Brasileiro Mining Division of CVRD uses the United States dollar as its reporting currency.


                                                      Six Months
                                                    Ended June 30                     Years Ended December 31
                                             -----------------------------    ----------------------------------------
                                                 2003           2002              2002         2001           2000
                                             -------------- --------------    ------------- ------------ -------------
                                                     (unaudited)
   For the period:
   Net revenue.....................          $ 15,250,000   $ 24,075,000      $ 48,365,000  $ 45,222,000   $ 44,399,000
   Earnings from mining operations.               118,000      2,483,000         5,025,000    10,073,000        935,000
   Net earnings....................               123,000      2,217,000         4,210,000     9,024,000        950,000
   Cash generated by (applied to)
     operating activities..........             2,244,000      6,585,000        16,250,000    21,193,000     15,169,000
   Cash generated by (applied to)
     financing activities..........            (1,973,000)    (6,899,000)      (16,331,000)   (9,475,000)    (1,064,000)

   Cash generated by (applied to)
    investing activities...........                (7,000)       (50,000)         (639,000)  (12,051,000)   (14,716,000)

   At period end:
   Total assets....................          $ 40,781,000                     $ 35,174,000  $ 61,601,000
   Total liabilities...............            21,985,000                       17,803,000    20,313,000

              SELECTED CONSOLIDATED FINANCIAL INFORMATION OF YAMANA

     The following tables set forth selected consolidated financial information of the Company for the financial years ended February 28, 2003, 2002 and 2001 and for the three months ended May 31, 2003 and 2002. The following summary of selected consolidated financial information is derived from, should be read in conjunction with and is qualified in its entirety by reference to the Company's consolidated financial statements, including the notes thereto, and Management's Discussion and Analysis included in the prospectus of Yamana dated September 29, 2003, which are incorporated by reference herein. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The Company uses the United States dollar as its reporting currency.




                                                        Three Months
                                                         Ended May 31                              Years Ended February 28
                                               --------------------------------      ----------------------------------------------
                                                    2003               2002               2003             2002             2001
                                               ------------        ------------      ------------      ------------    ------------
                                                         (unaudited)
   For the period:
   Net revenue.....................            $         -         $        -        $          -      $ 5,840,154     $          -
   Net loss........................               (394,786)          (590,515)         (3,391,949)                       (3,674,642)
                                                                                      (11,028,955)
   Cash generated by (applied to)                 (318,207)          (633,489)           (802,321)         411,731       (1,898,184)
   .operating activities...........
   Cash generated by (applied to)                  (36,007)           475,000           1,402,096         (660,186)       4,049,810
   .financing activities...........
   Cash generated by (applied to)                 (104,199)               200             (91,006)        (996,487)      (1,972,919)
   .investing activities...........
   Weighted average number of Common
    Shares outstanding (thousands).                  3,147              2,079               2,347            1,890            1,598

   Per Common Share:
   Basic loss......................            $     (0.12)        $    (0.28)       $      (1.45)     $     (5.84)    $      (2.30)
   Diluted loss....................                  (0.12)             (0.28)              (1.45)           (5.84)           (2.30)

   At period end:
   Cash and cash equivalents.......            $   263,931         $   55,286        $    722,344      $   213,575     $  1,458,517
   Total assets....................              6,107,871          6,867,415           6,620,806       10,142,315       20,052,755
   Total liabilities...............              2,733,058          2,691,415           2,850,791        5,857,987        5,994,312
   Shareholders' equity............              3,374,813          4,176,106           3,770,015        4,284,328       14,058,443


Quarterly Information

     The following table sets forth selected consolidated financial information of the Company for each of the eight most recently completed quarters ending February 28, 2003.



                                                       2003                                              2002
                                 --------------------------------------------  ----------------------------------------------------
                                     Q4          Q3          Q2        Q1           Q4            Q3            Q2           Q1
                                 ----------  ---------   ---------  ---------  -----------    ----------    ----------   ----------
 For the period:
 Net revenue...................           -          -          -          -   $   156,010    $1,006,860    $1,715,169   $2,962,115
 Net loss......................  (2,047,721)  (321,002)  (432,711)  (590,515)   (9,500,972)     (566,247)      (91,441)    (870,295)
 Cash generated by (applied to
   operating activities........     (34,152)   (95,789)   (38,891)  (633,489)      375,540       250,269       499,345     (713,423)
 Cash generated by (applied to
   financing activities........     722,596    172,500     32,000    475,000        37,567    (1,102,380)      (95,373)     500,000
 Cash generated by (applied to
   investing activities........     (58,697)   (32,509)         -        200      (475,141)     (187,427)     (202,549)    (131,370)

 Per Common Share:
 Basic and diluted loss .......  $    (0.87)  $  (0.16)  $  (0.21)  $  (0.28)  $     (5.03)   $    (0.29)   $    (0.05)  $    (0.48)


Dividends

     The Company has never paid a dividend on the Common Shares and does not expect to do so in the foreseeable future. The actual timing, payment and amount of any dividends paid by the Company will be determined by the Board from time to time based upon, among other things, the cash flow, results of operations and financial condition of the Company, the need for funds to finance ongoing operations and such other business considerations as the Board considers relevant.


                                     ITEM 6
                      MANAGEMENT'S DISCUSSION AND ANALYSIS

     The following discussion and analysis should be read in conjunction with the consolidated financial statements and the related notes thereto which appear in the Company's prospectus dated September 29, 2003 which can be viewed at www.sedar.com. All figures are in United States dollars unless otherwise noted. Included herein are certain forward-looking statements that involve various risks, uncertainties and other factors.

Overview

     Prior to April 2002 Yamana's principal activities concerned the development and construction of the Martha Mine in Santa Cruz, Argentina. The mine commenced ore shipments in February 2001, which were subsequently terminated in December 2001. On April 2, 2002, Yamana sold the Mina Martha, together with its other Argentinean silver properties pursuant to an arrangement that provided for the full satisfaction and settlement of its project-related debt.

     Subsequent to this sale, Yamana entered into an agreement with Buenaventura, which provided that Buenaventura would fund a two-phase $6 million exploration program of Yamana's remaining Argentinean gold properties. Hochschild subsequently entered into agreements to fund 50% of the exploration program.

     During the second half of the 2003 fiscal year, Yamana investigated the opportunities of acquiring mineral properties in Brazil. These activities have been the primary focus of management from October 2002 to date. The efforts of management have culminated in the following:

     o acquisition of a 1000-square kilometer area of Cumaru in the Carajas Region of Para State, Brazil;
     o acquisition of Sao Francisco, Sao Vicente and Fazenda Nova/Lavrinha properties, all located in Brazil, from Santa Elina;
     o    acquisition of the Chapada Properties from Santa Elina;
     o    acquisition of the Fazenda Brasileiro Mine from CVRD;
     o issue of 46,250,000 Subscription Receipts at Canadian $1.20 per Subscription Receipt for gross proceeds of approximately Cdn.$55,500,000;
     o change of name of the Company from Yamana Resources Inc. to Yamana Gold Inc.; and
     o    share  consolidation  on the  basis of one new  Common  Share for each
          27.86 old common shares held.

     As a result of these transactions, Santa Elina owns approximately 38.8% of the issued and outstanding shares of the Company after giving effect to the exchange of the Subscription Receipts for Common Shares and Warrants. Contemporaneously with these transactions the composition of the Company's board of directors changed to allow for representatives of Santa Elina to be appointed.

     The above events have had a significant impact on Yamana's financial position, results of operation and cash flows during the period covered by this Management Discussion & Analysis, as reflected in the following analysis.

Results of Operations

Three Months Ended May 31, 2003 Compared to Three Months Ended May 31, 2002

     Yamana recorded a loss of $394,786 ($0.12 per share) in the three months ended May 31, 2003 compared to a loss of $590,515 ($0.28 per share) in the same period to May 31, 2002.

     The major activities being conducted in the quarter ended May 31, 2003 related to the negotiation of the mineral property acquisitions from Santa Elina and arranging of the Cdn.$55.5 million private placement. These activities gave rise to an increase in salaries and consulting fees ($24,000), general and administration fees ($72,000) and professional fees ($24,000) as compared to the same period in the prior year. This increased expenditure level was more than offset by a reduction in interest expense ($154,000) on the first preference shares, a reduction in impairment charges recognized on mineral properties and other assets ($130,000) and filing and transfer agent fees ($18,000). Activities in the first quarter of 2002 related primarily to the completion of the sale of the Mina Martha and preparing the Company to pursue new opportunities.

Year Ended February 28, 2003 Compared to Year Ended February 28, 2002

     For the year ended February 28, 2003 Yamana incurred a loss of $3,391,949 ($1.45 per share) compared to a loss of $11,028,955 ($5.84 per share) in the prior year. The loss in fiscal 2002 was significantly affected by the write down of mineral properties and high interest charges that did not occur to the same extent in fiscal 2003.

     Revenues in the current year consisted of option payments and the sale of Mina Martha of $120,000 and interest income and other of $37,907. In the prior year the Company earned revenue of $5,840,154 on the sale of shipments of ore from Mina Martha prior to the cessation of shipments in December 2001. Costs of sales and depreciation and depletion charges totaled $5,855,738 resulting in an operating loss of $15,584. The loss results from a combination of both low silver prices that averaged closer to $4.00 per ounce compared to the $5.50 per ounce that existed when the project was financed and the severe winter weather that resulted in more than three months of delays to production. The Company recorded other revenues in fiscal 2002 comprising interest income of $22,628, foreign exchange gain of $119,804 and gain on sale of fixed assets of $22,524. In total, revenue and other income in 2003 was $157,907 compared to $149,372 in 2002.

     Expenses in fiscal 2003 totaled $2,532,365 compared to $11,321,977 in fiscal 2002. The primary reason for the change arose due to mineral property and other asset write offs in 2002 totalling $8,199,509 compared to $894,304 in 2003, and interest and financing expenses of $1,792,363 in 2002 compared to $180,905 in 2003. The mineral and asset write offs in both years reflect the losses on disposition of the silver assets (including the Martha Mine) and write down of tax credits in Argentina. Although the disposition of mining properties occurred in 2003, the Company took an impairment charge on these assets at February 28, 2002. As a part of the sale of its Argentine silver assets, the Company settled the project financing that effectively reduced the interest charges in 2003 by $1,160,393. Additionally, during 2003 the Company reached an agreement to purchase its first preference shares, Series 1 for Common Shares thereby resulting in a reduction of interest expense to $180,905 in 2003 compared to $631,970 in 2002. Total expenses in fiscal 2003, excluding asset write offs and interest, were $1.5 million compared to $1.3 million in fiscal 2002. This increase was due primarily to increases in salaries and professional fees. Salaries in the current year increased in part due to a $138,000 share bonus approved by the shareholders. Professional fees increased $106,000 due to increased activity related to the Buenaventura/Hochschild joint venture and the sale of Mina Martha.

     The factors discussed above resulted in a loss before income tax of $2,374,458 in fiscal 2003 compared to a loss of $11,172,605 in 2002. Yamana was required to make a provision for future income taxes in 2003 of $1,017,491 that arose from the structuring of the sale of Mina Martha. This tax would only become payable in certain circumstances on the sale of the Company's Argentine gold properties. Management believes that the sale of these properties could be structured so that no tax would be payable. In 2002, the Company recorded a future income tax recovery of $143,650.

Year Ended February 28, 2002 Compared to Year Ended February 28, 2001

     Yamana recorded a net loss of $11,028,955 ($5.84 per share) in fiscal 2002 compared to a loss of $3,674,642 ($2.30 per share) in fiscal 2001. The increase in loss during the 2002 fiscal year arose mainly due to mineral property and other asset write offs of $8,199,509 (compared to $2,346,684 in 2001) and interest and financing charges of $1,792,363 (compared to $144,622 in 2001). The asset write offs related to impairment charges required to reduce the carrying cash of the Company's Argentinean silver assets to their net recoverable amounts. Interest changes in 2002 were higher due to the recording of the interest on the first preference shares, Series 1 and the Mina Martha project loan as an expense, whereas previously, interest had been capitalized during the construction and development of Mina Martha.

     Expenses in 2002, excluding asset write downs and interest expense, totaled $1.3 million compared to $1.2 million in 2001. Although there were some variations in certain expense categories year on year, none of these were individually material.

Liquidity and Capital Resources

Three Months Ended May 31, 2003 Compared to Three Months Ended May 31, 2002

     Cash decreased by $458,413 in the first quarter to May 31, 2003 and resulted in a balance of $263,931 at May 31, 2003, compared to a balance of $55,286 at May 31, 2002.

     Operating activities consumed $318,207 in the three months to May 31, 2003 compared to $633,489 in the same period of the prior year. The period to May 31, 2002 was significantly affected by the sale of the Martha Mine, which resulted in a negative change in non-cash working capital of $385,919, whereas in the current period non-cash working capital generated cash of $8,411.

     Investing activities in the quarter included expenditures of $55,907 in value-added tax credits and $45,383 for mineral properties, which together with capital asset purchases resulted in total investing expenditures of $104,199. This compared to a source of cash from investing of $200 in the prior year's quarter.

     Financing activities in the quarter to May 31, 2003 consumed $36,007 representing $55,843 of an outflow pertaining to costs of an equity financing completed in the year ended February 28, 2003 and an inflow of $19,836 from the issuance of 7,179 units at a price of Canadian $5.57 per unit. Each unit consists of one common share and one common share purchase warrant exercisable for three years from the date of closing at an exercise price of Canadian $5.57. Yamana also issued 718 underwriters' warrants exercisable up to 2 years from the closing date at an exercise price of Canadian $5.29. In the quarter of the prior year the Company completed private placement for proceeds of $475,000 on the issuance of approximately 233,309 common shares. In conjunction with these private placements, 179,469 share purchase warrants were issued, exercisable at $1.92 for five years.

     At the end of the period the Company did not have sufficient working capital or capital resources to sustain operations or to complete its obligations under certain agreements that were being negotiated. Subsequent to the period end the Company completed a private placement which provided gross proceeds of Canadian $55 million which management considers is adequate to support ongoing operations and to satisfy its obligations under the various acquisition agreements.

     At the Annual General Meeting of shareholders held on August 20, 2002, Yamana shareholders passed a special resolution to eliminate the Company's accumulated deficit as of February 28, 2002 and, thus, reduce Yamana's stated capital by $52,644,546.

Year Ended February 28, 2003 Compared to Year Ended February 28, 2002

     Cash increased by $508,769 in fiscal 2003 and resulted in a balance of $722,344 at February 28, 2003 compared to a decrease in cash of $1,244,942 resulting in a cash balance of $213,575 at February 28, 2002. At February 28, 2003 Yamana had a working capital deficiency of $371,820 as compared to a deficiency of $3,499,899 at February 28, 2002. At February 28, 2002 "Loans and accrued interest payable" accounted for $3,293,185 of the current liabilities of $4,270,708 at that date, resulting in the significant working capital deficiency. During fiscal 2003, these loans were settled on the sale of Martha Mine and related silver assets.

     Operating activities required $802,321 in fiscal 2003 compared to generating $411,731 in fiscal 2002, a change of approximately $1.2 million. In 2002 the Martha Mine generated approximately $2 million prior to depreciation and depletion which gave rise to the positive cash flow from operations.

     Financing activities during fiscal 2003 included private placements of 535,979 shares for net proceeds of $848,461. The Company also issued 186,624 shares on the exercise of options and warrants for net proceeds of $358,628. This resulted in cash from financing activities of $1,402,096. As a part of the private placements the Company also issued share purchase warrants on the following terms a) 179,469 share purchase warrants exercisable at $1.92 for five years and b) 287,379 share purchase warrants exercisable at Canadian $5.57 for three years. Yamana also issued 28,739 underwriters' warrants exercisable up to two years from the closing date at an exercise price of Canadian $5.29. In fiscal 2002 the Company consumed $660,186 in financing activities. The Company repaid loans by $886,354 (net of a loan draw down of $500,000), which were offset by equity financings of $226,168.

     Investing activities in fiscal 2003 required $91,006 for maintenance of mineral property interests and value-added tax credits compared to $996,487 expended in fiscal 2002. The 2002 expenditures were substantially higher than 2003 as capital asset additives on the Martha Mine were still significant as the Company strived to enter into commercial production. In 2002 the Company expended $558,586 on Martha Mine additions, $179,985 on purchase of equipment and $370,782 related to value added tax credits recoverable.

Year Ended February 28, 2002 Compared to Year Ended February 28, 2001

     Cash decreased by $1,244,942 and resulted in a balance of $213,575 at February 28, 2002 as compared to an increase in cash in fiscal 2001 of $178,707, with a cash balance of $1,458,517 at February 28, 2002. At February 28, 2002 Yamana had a working capital deficiency of $3,499,899, compared to a working capital deficiency of $3,094,569 at February 28, 2001. The major component of the working capital deficiency was the "Loan and accrued interest payable" which totaled $3,293,185 and $4,641,979 at February 28, 2002 and 2001 respectively.

     Operating activities generated cash inflow of $411,731 in fiscal 2002 compared to an outflow of $1,898,184. The improvement in 2002 is the result of the positive cash flow from the Martha Mine in 2002 of approximately $2 million. Financing activities in 2002 consumed $660,186 as a result of net loan repayments of $886,354, partially offset by a private placement of 65,326 shares for net proceeds of $79,464 and share subscriptions received of $50,000. In fiscal 2001 Yamana generated cash of $4,049,810 from financing activities primarily from the draw down of $3,350,000 of the Martha Mine loan and the issuance of First Preference Shares, Series 1 for cash proceeds of $890,771. These sources of cash were offset by other financing activities that consumed $190,961, including the redemption of convertible notes for $153,262.

     Investing activities related to mineral property interests with total expenditures of $996,487 in 2002 compared to $1,972,919 in fiscal 2001. During fiscal 2001 there was significant expenditures on the Martha Mine as the Company moved towards commercial production at the start of fiscal 2002. Expenditures in 2001 included $1,445,315 on the Martha Mine, $154,099 on equipment and $256,549 on value added tax credits. In fiscal 2002 there was a lower level of spending on the Martha Mine ($558,586) as the project was substantially completed in the first quarter ended May 31, 2001.

Outlook

     The Company's recent acquisitions have immediately positioned it as a significant gold producer in Brazil. The Company anticipates continuing successful operations at Fazenda Brasileiro for the balance of 2003 and beyond. Fazenda Brasileiro is one of Brazil's leading gold mines with more than 15 years of underground and open pit production history at 100,000 to 150,000 ounces of gold per year. The Company believes that the remaining mine life can be extended by initiating a dedicated drilling program at the mine site and satellite zones with a view to increasing the mineral reserves and extending the mine life beyond the initial three year mine life which ends in

March 2007. Production levels are expected to be comparable to prior years and exceed 100,000 ounces gold per year. Yamana expects to decrease cash costs back to or below historical levels of less than $200 per ounce.

     The Company has also committed to the development of the Fazenda Nova gold project with production expected in the second half of 2004 for a total of 109,000 ounces of gold in the initial three year mine life. The Company has retained an engineering firm to update the initial feasibility study for the project. The Company is also evaluating an increase in the proposed annual production levels and the update to the feasibility study will consider the merits of increasing the annual production rate. The additional capital expenditure for doing so is not expected to be significant. The Company also intends to drill the higher grade deeper zones beneath the saprolitic zones to determine whether or not the initial mine life can be increased.

     Final feasibility studies to supplement the initial feasibility studies for Chapada, Sao Vicente and Sao Francisco are planned for the balance of 2003 and 2004. The Company is also planning to drill the higher grade deeper zones at Sao Francisco and believes the reserve for that project can be significantly increased as a result of the planned drilling.


                                     ITEM 7
                              MARKET FOR SECURITIES

     The Common Shares are listed and posted for trading on the TSX under the symbol "YRI".

     The common share purchase warrants of the Company are listed and posted for trading on the TSX under the symbol "YRI.WT". Each common share purchase warrant is exercisable into one common share of Yamana at a price of $1.50 per common share on or before July 31, 2008.


                                     ITEM 8
                             DIRECTORS AND OFFICERS

     The following table sets forth the name, municipality of residence, position held with the Company, principal occupation and number of shares beneficially owned by each person who is a director and/or an executive officer of the Company. The statement as to the Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the directors and executive officers hereinafter named is in each instance based upon information furnished by the person concerned and is as at October 7, 2003. All directors hold office until the next annual meeting of shareholders of the Company or until their successors are elected or appointed.




                                                                                                    Number of Common Shares
                                                                                                       Beneficially Owned,
    Name and                                                                                        Directly or Indirectly or
Municipality of                  Position with the                                                    Over Which Control or
   Residence                         Company                    Principal Occupation                  Direction is Exercised
   ---------                         -------                    --------------------                  ----------------------
James Askew(2)(3)(4)          Director since July 31, 2003      Professional Director,                               Nil
Denver, Colorado                                                International Resource
                                                                Industry

Victor H. Bradley(1)(4)       Chairman of the Board and         Mining Consultant                                481,082
Montecito, California         Director since February 7,
                              1995

Peter Marrone                 Director since July 31,           President and Chief                            1,816,667
Toronto, Ontario              2003 and President and            Executive Officer of the
                              Chief Executive Officer           Company



                                                                                                    Number of Common Shares
                                                                                                       Beneficially Owned,
    Name and                                                                                        Directly or Indirectly or
Municipality of                  Position with the                                                    Over Which Control or
   Residence                         Company                    Principal Occupation                  Direction is Exercised
   ---------                         -------                    --------------------                  ----------------------

Patrick J. Mars(1)(3)(4)      Director since August 16,         Mining consultant                                 20,897
Toronto, Ontario              2001(5)

Juvenal Mesquita Filho        Director since July 31,           President of Mineracao                               Nil
Sao Paulo, Brazil             2003                              Santa Elina S/A

Antenor F. Silva, Jr.         Director since July 31,           Chief Operations Officer                             Nil
Rio de Janeiro, Brazil        2003 and Chief Operations         of the Company
                              Officer

Lance S. Tigert(1)(2)(3)      Director since February 7,        Retired                                              Nil
Toronto, Ontario              1995

Charles Main                  Vice President, Finance and       Vice President, Finance                              Nil
Burlington, Ontario           Chief Financial Officer           and Chief Financial
                                                                Officer of the Company

Mark T. Bennett               Corporate Secretary               Partner, Cassels Brock &                             Nil
Mississauga, Ontario                                            Blackwell LLP
--------------------------
(1)  Member of the Audit Committee.
(2)  Member of the Compensation Committee.
(3)  Member of the Technical Committee.
(4)  Member of the Corporate Governance and Nominating Committee.
(5)  Mr. Mars also served as a director of the Company between  February 7, 1995 and February 18, 1999.


     Each of the foregoing individuals has held his present principal occupation or other office or position with the same firm set opposite his name for the past five years, except for: Mr. Askew who, from March 1999 to October 1999, was President and Chief Executive Officer of Golden Star Resources Ltd. and prior thereto, from September 1998 to March 1999, was President and Chief Executive Officer of Rayrock Resources Inc.; Mr. Bradley who, prior to July 2003, was President and Chief Executive Officer of the Company; Mr. Marrone who, from 2001 to July 2003, was Executive Vice President and Managing Director, Investment Banking of Canaccord Capital Corporation and prior thereto, from 1994 to 2001, was a partner at the law firm of Cassels Brock & Blackwell LLP; Mr. Mars who, from January 1999 to May 2001, was Chairman and Director of First Marathon Securities (UK) Ltd. (later acquired by National Bank of Canada) and prior thereto, from December 1995 to December 1998, was Chairman and Chief Executive Officer of Chivor Emerald Corp., and from June 1997 to May 1998 was President and Chief Executive Officer of Anvil Range Mining Co.; Mr. Silva who, prior to July 2003, was President of Santa Elina; Mr. Tigert who, prior to his retirement in December 2002, was Senior Vice President, Project Development of Noranda Inc., Mr. Mesquita Filho who from September 1994 to April 2003, was Director of Santa Elina; and Mr. Main, who from December 2002 to August 2003 was Director, Corporate Development at Newmont Mining Corporation and prior thereto held various finance positions at Normandy Mining Limited and related entities.

     As at October 7, 2003, the directors and executive officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 2,318,646 Common Shares, representing approximately 2.7% of the total number of Common Shares outstanding.

Corporate Cease Trade Orders or Bankruptcies

     No director, officer, promoter or other member of management of the Company is, or within the ten years prior to the date hereof has been, a director, officer, promoter or other member of management of any other issuer that, while that person was acting in the capacity of a director, officer, promoter or other member of management of that issuer, was the subject of a cease trade order or similar order or an order that denied the issuer access to any statutory exemptions for a period of more than 30 consecutive days or was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than Mr. Patrick Mars who was President and Chief Executive Officer of a mining company when it made a voluntary arrangement with creditors in 1998.

Conflicts of Interest

     To the best of the Company's knowledge, and other than as disclosed herein, there are no known existing or potential conflicts of interest among the Company, its promoters, directors, officers or other members of management of the Company, or persons who, as a result of their outside business interests except that certain of the directors, officers, promoters and other members of management serve as directors, officers, promoters and members of management of other public companies and therefore it is possible that a conflict may arise between their duties as a director, officer, promoter or member of management of the Company and their duties as a director, officer, promoter or member of management of such other companies.

     The directors and officers of the Company are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and the Company will rely upon such laws in respect of any directors' and officers' conflicts of interest or in respect of any breaches of duty by any of its directors or officers. All such conflicts will be disclosed by such directors or officers in accordance with the Canada Business Corporations Act and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.


                                     ITEM 9
                             ADDITIONAL INFORMATION

     The Company will also provide to any person upon request to the Chief Financial Officer of the Company:

(a) when the securities of the Company are in the course of a distribution under a preliminary short form prospectus or a short form prospectus:

     (i) one copy of the Company's annual information form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference therein;

     (ii) one copy of the comparative financial statements of the Company for its most recently completed financial year for which financial statements have been filed, together with the accompanying report of the auditor and one copy of any interim financial statements of the Company that have been filed for any period subsequent to its most recently completed financial year;

     (iii) one copy of the Company's information circular in respect of its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared instead of that information circular, as appropriate; and

     (iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under clauses
               (i), (ii) or (iii); or

(b)  at any other time, one copy of any documents referred to in clauses (a)(i),
     (ii) and (iii), provided that the Company may require the payment of a reasonable charge if the request is made by a person or company who is not a securityholder of the Company.

     Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities and interests of insiders in material transactions, as applicable, is contained in the Company's prospectus dated September 29, 2003. Additional financial information is also provided in the Company's prospectus dated September 29, 2003.

                            GLOSSARY OF MINING TERMS


The following is a glossary of terms used in this initial annual information form:

"andesite"          A dark coloured,  fine grained extrusive rock, the extrusive equivalent of diorite.

"argentite"         An important ore of silver, Ag2S.

"assay"             An  analysis  to   determine   the   presence,   absence  or
                    concentration of one or more chemical components.

"basalt" A dark coloured, fine grained igneous rock composed mainly of feldspar and pyroxene.

"base metal"        A  metal,  such as  copper,  lead,  nickel,  zinc or
                    cobalt, of comparatively low value and relatively inferior in certain properties (such as resistance to corrosion) compared to noble metals such as gold, silver or platinum.

"basin"             An area in which sediments accumulate.

"bed" The smallest division of a stratified rock series, marked by a well-defined divisional plane from its neighbors above and below.

"bedrock"           Solid rock underlying surficial deposits.

"belt"              A  specific   elongate  area  defined  by  unique   geologic
                    characteristics.

"breccia"           A  rock   dominated   with   angular   fragments   within  a
                    finer-grained matrix.

"carbonate"         A rock composed principally of calcium carbonate (CaCO3).

"cut-off grade"     The  minimum  metal  grade  at  which a tonne of rock can be processed on an economic basis.

"cyanidation"       A process of  extracting  gold and silver from their ores by treatment with dilute solutions of potassium cyanide or sodium cyanide.

"deposit"           A mineralized  body which has been physically  delineated by sufficient drilling, trenching, and/or underground work, and found to  contain  a  sufficient  average  grade of metal or metals to warrant  further  exploration  and/or  development
                    expenditures;   such  a  deposit   does  not  qualify  as  a
                    commercially mineable ore body or as containing mineral reserves, until final legal, technical and economic factors have been resolved.

"development"       The preparation of a known commercially mineable deposit for mining.

"development
 stage" A company is in the development stage when it is engaged in the development of an established commercially mineable deposit (mineral reserves) which is not in the production stage.

"diorite"           An  igneous  rock  that  is  composed  primarily  of  sodium feldspar and mafic minerals with little or no quartz.

"dip"               The angle at which a bed is inclined from the horizontal.

"displacement"      Relative movement of rock on opposite side of a fault.

"dore" A mixture of gold and silver, with minor other constituents, produced by smelting the material from the electrowinning cells. Dore requires further refining, generally not done at a mine site, to yield gold and silver.

"drusy"             Pertaining   to  an  insoluble   residue  or   encrustation,
                    especially of quartz crystals.

"dyke" A tabular body of igneous rock cross cutting the host strata at a high angle.

"electrum"          A part of the series isometric native  gold-silver  (Au-Ag);
                    deep to pale yellow; argentiferous gold containing more than 20% silver.

"epithermal"        Said of a hydrothermal mineral deposit formed within about 1 kilometre of the Earth's surface and in the temperature range of 50 to 200 degrees Celsius, occurring mainly as veins. Also, said of that depositional environment.

"feasibility
   study" Engineering study that is designed to define the technical, economic and legal viability of a mineral project with a high degree of reliability, contains detailed supporting evidence, and has a firm conceptual framework which can be used for more detailed construction designs and drawings. The study is of sufficient detail and accuracy to be used for the decision to proceed with the project and for financing.

"felsic"            Igneous rock composed principally of feldspars and quartz.

"g Ag/t"            Grams of silver per metric tonne.

"g Au/t"            Grams of gold per metric tonne.

"gold equivalent
  ounces" Gold equivalent ounces represents gold ounces plus silver ounces computed into gold ounces.

"grade" (1) The slope of the bed of a stream, or of a surface over which water flows, upon which the current can just transport its load without either eroding or depositing. (2) The quality of an ore or metal content.

"granite"           A medium to coarse grained felsic intrusive rock.

"hectare"           An area contained by a square of 100 metres.

"ignimbrite"        The  rock   formed   by  the   widespread   deposition   and
                    consolidation of ash flows.

"intrusive"         Said of an igneous rock that invades older rocks.

"illite" A general term for a group of three-layer, mica like clays widely distributed in argillaceous sediments and derived soils; intermediate in composition and structure between muscovite and montmorillonite.

"Induced Polarization" A method of ground geophysical surveying using an electrical current to identify mineralization.

"kaolinite"         A monoclinic  mineral formed by  hydrothermal  alteration or
                    weathering  of   aluminosilicates,   especially   feldspars;
                    formerly called kaolin.

"kilometre"         One kilometre = 0.62 miles.

"lens" A body of ore or rock that is thick in the middle and converges toward the edges, resembling a convex lens.

"limestone"         A carbonate-rich sedimentary rock.

"Mafic" Descriptive of rocks composed dominantly of magnesium and iron forming silicates.

"metamorphosed/
metamorphic"        A rock  that has  been  altered  by  physical  and  chemical processes including heat, pressure and fluids.

"metasedimentary"   A sediment or sedimentary rock that shows evidence of having been subjected to metamorphism

"metavolcanic"      Sid of partly metamorphosed volcanic rock.

"metre"             One metre = 3.28 feet.

"mill" A plant where ore is ground fine and undergoes physical or chemical treatment to extract the valuable metals.

"mineralization"    The concentration of minerals within a body of rock.

"mineralized
  material"         A   mineralized   body   which   has  been   delineated   by
                    appropriately spaced drilling and/or underground sampling to support a sufficient  tonnage and average grade of metal(s).
                    Such a  deposit  does  not  qualify  as a  reserve,  until a
                    comprehensive   evaluation  based  upon  unit  cost,  grade,
                    recoveries, and other material factors concludes legal and economic feasibility.

"mineral reserves"  A mineral  reserve is the  economically  mineable  part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes allowances for dilution and losses that may occur when the material is mined.

                    Proven mineral reserve: A proven mineral reserve is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

                    Probable mineral reserve: A probable mineral reserve is the economically mineable part of an indicated mineral resource, and in some circumstances a measured mineral resource, demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

"mineral resources"

                    A mineral resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

                    Measured mineral resources: A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

                    Indicated mineral resources: An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and test information gathered through appropriate techniques from location such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

                    Inferred mineral resources: An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

"mining claim/
mineral claim"      That  portion of public or  private  mineral  lands  which a party has staked or marked out in accordance with federal, provincial or state mining laws to acquire the right to explore for and exploit the minerals under the surface.

"net smelter
return royalty/NSR" A  phrase  used to  describe  a  royalty  payment  made by a producer of metals based on gross metal production from the property, less deduction of certain limited costs including smelting, refining, transportation and insurance costs.

"ore" A metal or mineral or a combination of these of sufficient value as to quality and quantity to enable it to be mined at a profit.

"ounces"            Troy ounces = 31.103 grams.

"outcrop"           An exposure of bedrock at the surface.

"Phyllite"          A metamorphic rock,  intermediate in grade between slate and mica schist. Phyllites commonly exhibit corrugated cleavage surfaces.

"polybasite"        A    monoclinic    mineral    (Ag,Cu)16Sb2S11;    forms   in
                    low-temperature veins; a source of silver.

"pre-feasibility
  study" A preliminary engineering study used to develop estimates of amounts of the mineralized materials, metallurgical recoveries and project economics. Cost estimates and engineering parameters are not considered of sufficient accuracy for final decision-making.

"prospect"          An  area  in  which  potential  is  suggested  for  economic mineralization.

"pyrite"            Iron sulfide (FeS2).

"pyroclastic"       Detrital  volcanic  materials  that  have  been  explosively ejected from a volcanic vent.

"quartz"            A mineral composed of silicon dioxide.

"reclamation"       The process by which lands  disturbed  as a result of mining activity  are  reclaimed  back  to a  beneficial  land  use.
                    Reclamation activity includes the removal of buildings, equipment, machinery and other physical remnants of mining, closure of tailings impoundments, leach pads and other mine features, and contouring, covering and re-vegetation of waste rock piles and other disturbed areas.

"recovery"          A term used in process metallurgy to indicate the proportion of valuable  material  obtained in the processing of an ore.
                    It is generally stated as a percentage of valuable metal in the ore that is recovered compared to the total valuable metal present in the ore.

"refining"          The final stage of metal  production in which impurities are removed from the molten metal.

"rhyolite"          A group of extrusive igneous rocks commonly  exhibiting flow texture, with phenocrysts of quartz and alkali feldspar in a glassy to cryptocrystalline groundmass; also, any rock in that group; the extrusive equivalent of granite.

"sandstone"         A rock  consisting  of  cemented  grains of rock or  mineral which are 0.05 to 2 millimetres in diameter, set in a matrix of silt or clay.

"schist"            A strongly foliated metamorphic rock.

"sediment"          Solid  material  that  has  settled  down  from a  state  of suspension in a liquid.  More  generally,  solid  fragmental material  transported  and deposited by wind,  water or ice,
                    chemically   participated  from  solution,  or  secreted  by
                    organisms, and that forms in layers in loose unconsolidated form.

"slate" A compact, fine-grained metamorphic rock that possesses slaty cleavage and hence can be split into slabs and thin plates.

"Smectite"          Any clay mineral with swelling properties.

"stockwork"         A  network  of  usually  quartz  veinlets  diffused  in  the original rock.

"strike"            Direction or trend of a geologic structure.

"stromeyerite"      A copper-silver mineral (AgCuS).

"structural"        Pertaining to geological structure.

"sulfide"           A group of minerals in which one or more metals are found in combination with sulfur.

"tonne"             One tonne = 1,000 kilograms = 2204.6 pounds.

"vein" A thin sheet-like intrusion into a fissure or crack, commonly bearing quartz.

"volcanic"          Rocks originating from volcanic activity.

"zinc
precipitation"      The use of fine zinc dust for the  precipitation of gold and silver from the cyanide solution in a gold cyanidation circuit.